

ANNUAL
REPORT

AND PROXY STATEMENT

2023

Durable Growth[1]

Our fiscal year ended January 31, 2023 was marked by top line growth at scale, coupled with steadily improving productivity. In fiscal year 2023, Snowflake reported revenue of $2.1 billion, representing year-over-year growth of 69%. Additionally, our remaining performance obligations reached $3.7 billion as of January 31, 2023.

Snowflake generated positive non-GAAP free cash flow on an annual basis. Snowflake closed the year with $545.6 million in GAAP net cash provided by operating activities and $496.5 million in non-GAAP free cash flow.

Snowflake's net revenue retention rate reached 158% for the fourth quarter of fiscal 2023. Our Net Promoter Score of 72 is a multiple of the software industry average. As of January 31, 2023, we counted 330 customers with trailing 12-month product revenue greater than $1 million. Our customers are embracing the Snowflake Data Cloud and included 573 of the Forbes Global 2000 as of January 31, 2023.

Data Has Gravitational Pull

The Snowflake Data Cloud is one of the most important evolutions of data strategy in our era. Instead of data silos, we have global data orbits where data can be joined, blended, and overlaid at will. In addition to management and storage of source data, we have highly curated, optimized, and analytics-ready data universes. Instead of being limited to enterprise perimeters, data universes now extend to partners, customers, and data suppliers. No longer do customers copy, replicate, and surrender data custody. Security and compliance are embedded in every data operation every step of the way.

Data attracts workloads. Said differently, data has 'gravitational pull.' Everything starts with data: an idea, a hunch, a prediction, a strategy, or a solution. By bringing work to the data (not: data to the work), data assets can be securely mobilized at will and at once.

We continually challenge legacies left behind by prior generations of computing. Application development will never be the same when powered by the Data Cloud. Cloud applications can run seamlessly across regions and public cloud platforms. Applications will be sold and transacted through marketplaces. With Snowpark, our platform for programmability, there are virtually no limits on data, users, and programming. Data applications have gone from something enabled outside of Snowflake to becoming fully internal to the Snowflake platform.

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[1] Please see our earnings press release for the fiscal quarter ended April 30, 2023, filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on May 24, 2023, for definitions of remaining performance obligations, customers with trailing 12-month product revenue greater than $1 million, net revenue retention rate, and non-GAAP free cash flow. For a full reconciliation of non-GAAP free cash flow to the most directly comparable financial measures stated in accordance with GAAP, please see our earnings press release for the fiscal quarter and full year ended January 31, 2023, filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2023. Net Promoter Score (NPS) is as of June 2022 (if a customer fails to (i) respond to each required question in the survey or (ii) submit a complete set of responses by the end of the survey period, we consider that customer's survey incomplete. Starting with our NPS as of June 2022, we exclude incomplete survey responses from the calculation). Our Forbes Global 2000 customer count is based on the 2022 Forbes Global 2000 list.

AI Breakthroughs

Generative AI with its unattended chat style of interaction has captured the imagination of society at large. It will bring disruption, productivity, as well as obsolescence to tasks and entire industries alike. Generative AI is powered by data: that is how models train and become progressively more interesting and relevant. As Snowflake manages a vast and growing universe of public, private, and proprietary data, the Data Cloud's role in advancing this trend becomes pronounced.

AI's focus on so-called Large Language Models and textual data, both structured and unstructured, will lead to rapid proliferation of model types and specializations. Some models will be broadly capable, but shallow in function. Others will be deep, specialized, and impactful in their specific realm. Our Snowpark extensibility is ideally suited for rapid adoption of new and interesting language models as they become available and in demand. AI is also not limited to textual data. Equally far-reaching will be seen with audio, video and other modalities.

Snowflake had an early start in AI on several fronts, especially through last year's acquisition of a company called Applica. Applica has deployed AI to learn and understand the semantics and structure of documents like invoices and legal contracts. This results in an opportunity to fully reference the depths of unstructured data in analytics, data science, and AI, something that is quite challenging in today's environment.

No Limits

The Snowflake mission is to steadily demolish any 'n all limits to data, users, workloads, applications, and new forms of intelligence. You will therefore continue to see us add, evolve, and expand our functions and feature sets. Our goal is for all the world's data to find its way to Snowflake and then not encounter any limitations in terms of use and purpose.



NOTICE OF ANNUAL
MEETING OF STOCKHOLDERS
To Be Held on July 5, 2023

Dear Stockholder:

We are pleased to invite you to virtually attend the 2023 Annual Meeting of Stockholders (together with any adjournments, postponements, or continuations thereof, the Annual Meeting) of Snowflake Inc., a Delaware corporation (Snowflake). The Annual Meeting will be held virtually, via live webcast at www.virtualshareholdermeeting.com/SNOW2023 on **Wednesday, July 5, 2023** at **10:00 a.m., Mountain Time**. The virtual format of the Annual Meeting allows us to preserve stockholder access while saving time and money for both us and our stockholders. You will be able to vote and submit questions during the Annual Meeting, and we encourage you to attend online and participate.

The Annual Meeting will be held for the following purposes, which are more fully described in the accompanying materials:

1   To elect three nominees for Class III directors, Teresa Briggs, Jeremy Burton, and Mark D. McLaughlin, each to hold office until our Annual Meeting of Stockholders in 2026 and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal;

2   To approve, on a non-binding advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement (commonly referred to as "say-on-pay");

3   To ratify the selection of PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for the fiscal year ending January 31, 2024; and

4   To conduct any other business properly brought before the Annual Meeting.

We have elected to provide internet access to our proxy materials for our Annual Meeting, which include the proxy statement (Proxy Statement) accompanying this notice, in lieu of mailing printed copies. Providing our Annual Meeting materials via the internet reduces the costs associated with our Annual Meeting and lowers our environmental impact, all without negatively affecting our stockholders' ability to timely access Annual Meeting materials.

On or about May 25, 2023, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) containing instructions on how to access the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 (2023 Annual Report). The Notice provides instructions on how to vote online or by telephone and how to receive a paper copy of proxy materials by mail. The Proxy Statement and our 2023 Annual Report can be accessed directly at the internet address www.proxyvote.com using the control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials.

Our board of directors has fixed the close of business on May 12, 2023 as the record date for the Annual Meeting. Only stockholders of record at the close of business on May 12, 2023 are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors



Frank Slootman
Chief Executive Officer and Chairman



Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, please ensure that your shares are voted during the Annual Meeting by signing and returning a proxy card or by using our internet or telephonic voting system. Even if you have voted by proxy, you may still vote online if you attend the Annual Meeting. Please note, however, that if your shares are held on your behalf by a brokerage firm, bank, or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from that nominee.



OUR ADDRESS

Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715

VIRTUAL MEETING

If you held shares of our common stock at the close of business on May 12, 2023, you are invited to virtually attend the Meeting at www.virtualshareholdermeeting.com/SNOW2023 and vote on the proposals described in this Proxy Statement.

TABLE OF CONTENTS

	PAGE

PROXY STATEMENT

For the 2023 Annual Meeting of Stockholders

GENERAL INFORMATION

Our board of directors is soliciting your proxy to vote at the 2023 Annual Meeting of Stockholders of Snowflake Inc. (together with any adjournments, postponements, or continuations thereof, the Annual Meeting) for the purposes set forth in this proxy statement for our Annual Meeting (Proxy Statement). The Annual Meeting will be held virtually via a live webcast on the internet on July 5, 2023 at 10:00 a.m., Mountain Time. The Notice of Internet Availability of Proxy Materials (Notice) containing instructions on how to access this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 (2023 Annual Report) is first being mailed on or about May 25, 2023 to all stockholders entitled to vote at the Annual Meeting. If you held shares of our common stock at the close of business on May 12, 2023, you are invited to virtually attend the Annual Meeting at www.virtualshareholdermeeting.com/SNOW2023 and vote on the proposals described in this Proxy Statement.

In this Proxy Statement, we refer to Snowflake Inc. as "Snowflake," "we," "us," or, "our" and the board of directors of Snowflake as "our board of directors." The 2023 Annual Report accompanies this Proxy Statement. You also may obtain a paper copy of the 2023 Annual Report without charge by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement and references to our website address in this Proxy Statement are inactive textual references only.



DATE & TIME

July 5, 2023
10:00 a.m.
Mountain Time



VIRTUAL MEETING

If you held shares of our common stock at the close of business on May 12, 2023, you are invited to virtually attend the Meeting at www.virtualshareholdermeeting.com/SNOW2023 and vote on the proposals described in this Proxy Statement.

QUESTIONS AND ANSWERS

WHAT AM I VOTING ON?

PROPOSAL		BOARD RECOMMENDATION	PAGE REFERENCE
1	Election of Teresa Briggs, Jeremy Burton, and Mark D. McLaughlin as Class III directors, each to hold office until our annual meeting of stockholders in 2026 and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal.	**"FOR"** the election of each of Teresa Briggs, Jeremy Burton, and Mark D. McLaughlin as a Class III director.	Page 26
2	Approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement (commonly referred to as "say-on-pay").	"**FOR**" the approval, on a non-binding advisory basis, of the compensation of our named executive officers.	Page 28
3	Ratification of the selection of PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for the fiscal year ending January 31, 2024.	**"FOR"** the ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2024.	Page 29

WHY DID I RECEIVE A NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS ON THE INTERNET?

Pursuant to rules adopted by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you the Notice because our board of directors is soliciting your proxy to vote at the Annual Meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about May 25, 2023 to all stockholders of record entitled to vote at the Annual Meeting.

WILL I RECEIVE ANY OTHER PROXY MATERIALS BY MAIL?

We may send you a proxy card, along with a second Notice, after ten calendar days have passed since our first mailing of the Notice.

WHO CAN VOTE AT THE ANNUAL MEETING?

Only stockholders of record at the close of business on May 12, 2023 (Record Date) will be entitled to vote at the Annual Meeting. On the Record Date, there were 325,914,191 shares of our common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name
If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote online during the Annual Meeting or by proxy in advance. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares by proxy in advance of the Annual Meeting through the internet, by telephone, or by completing and returning a printed proxy card.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee
If, at the close of business on the Record Date, your shares were held not in your name, but on your behalf by a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that nominee. Those shares will be reported as being held by the nominee (e.g., your brokerage firm) in the system of record used for identifying stockholders. As a beneficial owner of the shares, you are invited to attend the Annual Meeting, and you have the right to direct your brokerage firm, bank, or other nominee how to vote the shares in your account. Please refer to the voting instructions provided by your broker, bank, or other nominee. Many brokers, banks, or other nominees enable beneficial owners to give voting instructions by telephone or over the internet as well as in writing. You are also welcome to attend the Annual Meeting and vote online during the meeting. However, because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy (sometimes referred to as a "legal proxy") from your brokerage firm, bank, or other nominee. Follow the instructions from your brokerage firm, bank, or other nominee included with your proxy materials, or contact your brokerage firm, bank, or other nominee to request a proxy form. You may access the meeting and vote by logging in with your control number at www.virtualshareholdermeeting.com/SNOW2023.

WILL A LIST OF RECORD STOCKHOLDERS AS OF THE RECORD DATE BE AVAILABLE?

For the ten days ending the day prior to the Annual Meeting, a list of stockholders of record as of the Record Date will be available upon request via IR@snowflake.com for examination by any stockholder for any purpose relating to the Annual Meeting.

HOW DO I ATTEND AND ASK QUESTIONS DURING THE ANNUAL MEETING?

We will be hosting the Annual Meeting via live webcast only. You can attend the Annual Meeting live online at www.virtualshareholdermeeting.com/SNOW2023 by logging in with your control number. The meeting will start at 10:00 a.m., Mountain Time, on Wednesday, July 5, 2023. We recommend that you log in a few minutes before 10:00 a.m., Mountain Time, to ensure you are present when the Annual Meeting starts. The webcast will open 15 minutes before the start of the Annual Meeting. Stockholders attending the Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

In order to attend the Annual Meeting, you will need your control number, which is included in the Notice or on your proxy card if you are a stockholder of record. If you are the beneficial owner of your shares, your control number is included with your voting instruction card and voting instructions received from your brokerage firm, bank, or other nominee. Instructions on how to attend and participate are available at www.virtualshareholdermeeting.com/SNOW2023.

If you would like to submit a question during the Annual Meeting, you may log in at www.virtualshareholdermeeting.com/SNOW2023 using your control number, type your question into the "Ask a Question" field, and click "Submit." When you log into the Annual Meeting, please review our rules of conduct, which have been prepared to ensure a productive and efficient meeting that is fair to all stockholders in attendance. We will answer as many questions as possible in the time allotted for the Annual Meeting. We will only answer questions that are submitted in accordance with the rules of conduct and are relevant to an agenda item to be voted on by stockholders at the Annual Meeting.

HOW DO I VOTE?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote (i) online during the Annual Meeting or (ii) in advance of the Annual Meeting by proxy through the internet, by telephone, or by using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the meeting, you may still attend online and vote during the meeting. In such case, your previously submitted proxy will be disregarded. For more information, see the question below titled "Can I change my vote or revoke my proxy after submitting a proxy?"

- To vote in advance of the Annual Meeting (i) through the internet, go to www.proxyvote.com to complete an electronic proxy card, or (ii) by telephone, call 1-800-690-6903. You will be asked to provide the control number from the Notice, proxy card, or instructions that accompanied your proxy materials. Votes over the internet or by telephone must be received by 11:59 p.m., Eastern Time on July 4, 2023 to be counted.

- To vote in advance of the Annual Meeting using a printed proxy card, simply complete, sign, and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m., Eastern Time on July 4, 2023, we will vote your shares as you direct.

- To vote online during the Annual Meeting, follow the provided instructions to join the Annual Meeting at www.virtualshareholdermeeting.com/SNOW2023, starting at 10:00 a.m., Mountain Time, on Wednesday, July 5, 2023. You will need to enter the 16-digit control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. The webcast will open 15 minutes before the start of the Annual Meeting.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee

If you are a beneficial owner of shares held on your behalf by a brokerage firm, bank, or other nominee, you should have received a Notice containing voting instructions from that nominee rather than from us. To vote online during the Annual Meeting, you must follow the instructions from such nominee.

WHAT IF I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE ANNUAL MEETING?

If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted at www.virtualshareholdermeeting.com/SNOW2023.

HOW MANY VOTES DO I HAVE?

On each matter to be voted upon, each holder of shares of our common stock will have one vote per share held as of the close of business on the Record Date.

WHAT IF ANOTHER MATTER IS PROPERLY BROUGHT BEFORE THE ANNUAL MEETING?

Our board of directors does not intend to bring any other matters to be voted on at the Annual Meeting, and currently knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

CAN I VOTE MY SHARES BY FILLING OUT AND RETURNING THE NOTICE?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by proxy in advance of the Annual Meeting through the internet, by telephone, using a printed proxy card, or online at the Annual Meeting.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the Notices to ensure that all of your shares are voted.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY AFTER SUBMITTING A PROXY?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy at any time before the final vote at the Annual Meeting in any one of the following ways:

- Submit another properly completed proxy card with a later date;
- Grant a subsequent proxy by telephone or through the internet;
- Send a timely written notice that you are revoking your proxy to our Secretary via email at generalcounsel@snowflake.com; or
- Attend the Annual Meeting and vote online during the meeting. Simply attending the Annual Meeting will not, by itself, change your vote or revoke your proxy. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions or vote in advance of the Annual Meeting by telephone or through the internet so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a beneficial owner and your shares are held in "street name" on your behalf by a brokerage firm, bank, or other nominee, you should follow the instructions provided by that nominee. Your most current proxy card or telephone or internet proxy is the one that will be counted.

IF I AM A STOCKHOLDER OF RECORD AND I DO NOT VOTE, OR IF I RETURN A PROXY CARD OR OTHERWISE VOTE WITHOUT GIVING SPECIFIC VOTING INSTRUCTIONS, WHAT HAPPENS?

If you are a stockholder of record and do not vote through the internet, by telephone, by completing a proxy card, or online during the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted in accordance with the recommendations of our board of directors:

- **"FOR"** the election of Teresa Briggs, Jeremy Burton, and Mark D. McLaughlin as Class III directors;
- **"FOR"** the approval, on a non-binding advisory basis, of the compensation of our named executive officers; and
- **"FOR"** the ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2024.

If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

IF I AM A BENEFICIAL OWNER OF SHARES HELD IN "STREET NAME" AND I DO NOT PROVIDE MY BROKERAGE FIRM, BANK, OR OTHER NOMINEE WITH VOTING INSTRUCTIONS, WHAT HAPPENS?

If you are a beneficial owner and do not instruct your brokerage firm, bank, or other nominee how to vote your shares, your shares will be considered "uninstructed" and the question of whether your nominee will be able to vote your shares depends on whether, pursuant to stock exchange rules, the proposal is deemed to be a "routine" matter. Brokerage firms, banks, and other nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under applicable rules and interpretations, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as elections of directors (even if not contested), mergers, stockholder proposals, executive compensation, and certain corporate governance proposals, even if management-supported.

Proposals One and Two are considered to be "non-routine," meaning that your brokerage firm, bank, or other nominee may not vote your shares on those proposals in the absence of your voting instructions, which would result in a "broker non-vote," and your shares would not be counted as having been voted. Proposal Three is considered to be "routine," meaning that if you do not return voting instructions to your brokerage firm, bank, or other nominee by its deadline, your shares may be voted on Proposal Three by your brokerage firm, bank, or nominee in its discretion. Please instruct your brokerage firm, bank, or other nominee to ensure that your vote will be counted.

> If you are a beneficial owner of shares held in street name and do not plan to attend the Annual Meeting, you must provide voting instructions to your brokerage firm, bank, or other nominee by the deadline provided in the materials you receive from your nominee to ensure your shares are voted in the way you prefer.

WHAT ARE "BROKER NON-VOTES"?

As discussed above, when a beneficial owner of shares held in "street name" does not give voting instructions to the brokerage firm, bank, or other nominee holding the shares as to how to vote on matters deemed to be "non-routine," the brokerage firm, bank, or other nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes." Proposals One and Two are "non-routine" and, therefore, broker non-votes may occur in connection with these proposals.

HOW ARE VOTES COUNTED?

The inspector of election for the Annual Meeting will separately count:

- For the proposal to elect three Class III directors, votes **"FOR," "WITHHOLD,"** and broker non-votes;

- For the proposal to approve, on a non-binding advisory basis, the compensation of our named executive officers, votes "**FOR**," "**AGAINST**," abstentions, and broker non-votes; and

- For the proposal to ratify the selection of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2024, votes **"FOR," "AGAINST,"** and abstentions.

HOW MANY VOTES ARE NEEDED TO APPROVE EACH PROPOSAL?

Proposal One

Directors are elected by a plurality vote. "Plurality" means that the three director nominees for Class III who receive the largest number of votes cast **"FOR"** such nominees will be elected as directors. As a result, any shares not voted **"FOR"** a particular nominee, whether as a result of a **"WITHHOLD"** vote or a broker non-vote (in other words, where a brokerage firm has not received voting instructions from the beneficial owner and for which the brokerage firm does not have discretionary power to vote on a particular matter), will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote **"FOR"** or **"WITHHOLD"** on each of the nominees for election as a director.

Proposal Two

The approval of the compensation of our named executive officers on a non-binding, advisory basis requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy and entitled to vote at the Annual Meeting. Abstentions are considered shares present and entitled to vote on this proposal and will therefore have the same effect as a vote **"AGAINST"** this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and our compensation committee, however, will consider the outcome of the vote when determining the future compensation of our named executive officers.

Proposal Three

The ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2024 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy and entitled to vote at the Annual Meeting. Abstentions are considered shares present and entitled to vote on this proposal and will therefore have the same effect as a vote **"AGAINST"** this proposal. Broker non-votes will have no effect on the outcome of this proposal.

WHAT IS THE QUORUM REQUIREMENT?

A quorum of stockholders is necessary to hold a valid Annual Meeting. A quorum will be present if stockholders holding at least a majority of the voting power of the outstanding shares entitled to vote at the Annual Meeting are present at the Annual Meeting either by virtual attendance or by proxy. On the Record Date, there were 325,914,191 shares of our common stock outstanding and entitled to vote.

Your shares will be counted as present only if you submit a valid proxy (or one is submitted on your behalf by your brokerage, bank, or other nominee) or if you vote online during the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairperson of the Annual Meeting or holders of a majority of the voting power of the shares present at the Annual Meeting may adjourn the Annual Meeting to another date.

HOW CAN I FIND OUT THE RESULTS OF THE VOTING AT THE ANNUAL MEETING?

We expect that preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amendment to the Form 8-K to publish the final results.

WHEN ARE STOCKHOLDER PROPOSALS DUE FOR NEXT YEAR'S ANNUAL MEETING?

Requirements for stockholder proposals to be considered for inclusion in our proxy materials
To be considered for inclusion in next year's proxy materials, stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (Exchange Act), must be submitted in writing by January 26, 2024, to our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715, Attention: Secretary.

Requirements for stockholder proposals to be brought before the annual meeting
Our amended and restated bylaws provide that, for stockholder proposals that are not to be included in next year's proxy materials to be considered at an annual meeting, stockholders must give timely advance written notice thereof to our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715, Attention: Secretary. In order to be considered timely, notice of a proposal (including a director nomination) for consideration at the 2024 annual meeting of stockholders that is not to be included in next year's proxy materials must be received by our Secretary in writing not later than the close of business on April 6, 2024 nor earlier than the close of business on March 7, 2024. However, if our 2024 annual meeting of stockholders is not held between June 5, 2024 and August 4, 2024, the notice must be received (A) not earlier than the close of business on the 120th day prior to the 2024 annual meeting of stockholders, and (B) not later than the close of business on the later of the 90th day prior to the 2024 annual meeting of stockholders or, if later than the 90th day prior to the 2024 annual meeting of stockholders, the 10th day following the day on which public announcement of the date of the 2024 annual meeting is first made. Any such notice to the Secretary must include the information required by our amended and restated bylaws.

To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must satisfy the foregoing requirements under our amended and restated bylaws and provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by no later than the close of business on April 6, 2024.

WHO IS PAYING FOR THIS PROXY SOLICITATION?

We will pay for the cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid additional compensation for soliciting proxies. We may reimburse brokerage firms, banks, and other nominees for the cost of forwarding proxy materials to beneficial owners. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

THE BOARD OF DIRECTORS
AND CORPORATE GOVERNANCE

The following table presents, for the Class III nominees for election at the Annual Meeting and our other directors who will continue in office after the Annual Meeting, their independence and position or office held with, as well as their age as of April 30, 2023:

NAME	AGE	INDEPENDENT	TITLE
Class I directors[1]			
Stephen B. Burke[2][3]	64	⊘	Director
Benoit Dageville	56		President of Products and Director
Mark S. Garrett[3][4]	65	⊘	Director
Jayshree V. Ullal[2]	62	⊘	Director
Class II directors[1]			
Kelly A. Kramer[4]	55	⊘	Director
Frank Slootman	64		Chief Executive Officer and Chairman
Michael L. Speiser[2][3]*	52	⊘	Director
Class III director nominees[1] [5]			
Teresa Briggs[4]	62	⊘	Director
Jeremy Burton	55		Director
Mark D. McLaughlin[2]	57	⊘	Director

* Lead independent director.

(1) Class III director nominees are up for election at the Annual Meeting and will continue in office until the 2026 annual meeting of stockholders. Class I directors will continue in office until the 2024 annual meeting of stockholders. Class II directors will continue in office until the 2025 annual meeting of stockholders.

(2) Member of the compensation committee.

(3) Member of the nominating and governance committee.

(4) Member of the audit committee.

(5) On May 23, 2023, John D. McMahon notified our board of directors that he would not stand for re-election at the Annual Meeting and would therefore step down as a director, as a member of the compensation committee, and as a member of the nominating and governance committee upon the expiration of his term at the conclusion of the Annual Meeting. On April 5, 2023, Carl M. Eschenbach resigned as a member of our board of directors and as a member of the compensation committee, and our board of directors appointed Mark D. McLaughlin as a member of our board of directors and as a member of the compensation committee.

Set forth below is biographical information for the Class III director nominees and each person whose term of office as a director will continue after the Annual Meeting. This includes information regarding each director's experience, qualifications, attributes, or skills that led our board of directors to recommend them for board service.

NOMINEES FOR ELECTION AT THE ANNUAL MEETING

TERESA BRIGGS

Teresa Briggs has served as a member of our board of directors since December 2019. Ms. Briggs served as Vice Chair & West Region and San Francisco Managing Partner of Deloitte LLP, a global professional services firm, from June 2011 to April 2019, and as Managing Partner, Silicon Valley from June 2006 to June 2011. Ms. Briggs also served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. Ms. Briggs currently serves on the board of directors and the audit committees of ServiceNow, Inc., DocuSign, Inc., and Warby Parker. Ms. Briggs previously served on the board of directors of VG Acquisition Corp. Ms. Briggs also served as an adjunct member of Deloitte's Center for Board Effectiveness. In 2019, she was a Distinguished Careers Fellow at Stanford University. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management. **Ms. Briggs is qualified to serve on our board of directors because of her financial expertise and management experience.**

JEREMY BURTON

Jeremy Burton has served as a member of our board of directors since March 2016. Since November 2018, Mr. Burton has served as the Chief Executive Officer of Observe, Inc., an information technology and services company. Prior to Observe, Mr. Burton served as Executive Vice President, Marketing & Corporate Development of Dell Technologies, a worldwide technology company, from September 2016 to April 2018, and in various roles at EMC Corporation, including as President of Products from April 2014 to September 2016 and Executive Vice President and Chief Marketing Officer from March 2010 to March 2014. Mr. Burton holds a B.Eng. (Hons) degree in Information Systems Engineering from the University of Surrey. **Mr. Burton is qualified to serve on our board of directors because of his operational and marketing expertise.**

MARK D. MCLAUGHLIN

Mark D. McLaughlin has served as a member of our board of directors since April 2023. From 2011 until 2018, Mr. McLaughlin served as Chief Executive Officer and Chairman of the Board of Palo Alto Networks, a global cybersecurity company, and as Vice Chairman of the Board until December 2022. From 2009 through 2011, Mr. McLaughlin served as President and Chief Executive Officer of VeriSign, Inc., a provider of internet infrastructure services. Prior to that, Mr. McLaughlin served in several roles at VeriSign, including as Executive Vice President, Products and Marketing. President Barack Obama appointed Mr. McLaughlin to serve on the President's National Security Telecommunications Advisory Committee in January 2011, and he served on this Committee until April 2023. Mr. McLaughlin currently serves as Chairman of the board of directors of Qualcomm, Inc. and as a director of Snorkel.AI, a private company. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. degree from Seattle University School of Law. **Mr. McLaughlin is qualified to serve on our board of directors because of his leadership experience and knowledge of the technology and cybersecurity industry.**

DIRECTORS CONTINUING IN OFFICE UNTIL
THE 2024 ANNUAL MEETING OF STOCKHOLDERS

STEPHEN B. BURKE

Stephen B. Burke has served on our board of directors since May 2023. From January 2020 until August 2020, Mr. Burke served as Chairman of NBCUniversal Media, LLC, a multinational mass media and entertainment conglomerate, and as Chief Executive Officer of NBCUniversal and Senior Executive Vice President of Comcast Corporation, a multinational telecommunications and media conglomerate, between January 2011 and January 2020. From 1998 until 2011, Mr. Burke served as Chief Operating Officer of Comcast Corporation, and currently serves as a Senior Advisor to Comcast Corporation. Mr. Burke is a founder of, and currently runs, Madison Valley Partners, a venture capital firm founded in 2019 that invests in climate-centered technology companies. Mr. Burke currently serves on the board of directors of JPMorgan Chase & Co and Berkshire Hathaway Inc. Mr. Burke holds an undergraduate degree from Colgate University and an M.B.A. degree from Harvard Business School. **Mr. Burke is qualified to serve on our board of directors because of his extensive leadership experience and media industry knowledge.**

BENOIT DAGEVILLE

Benoit Dageville is one of our co-founders and has served as a member of our board of directors since August 2012. Dr. Dageville currently serves as our President of Products, and previously served as our Chief Technology Officer from August 2012 to May 2019. Before our founding, Dr. Dageville served in various engineering roles at Oracle Corporation, a software and technology company, including as Architect in the Manageability Group from January 2002 to July 2012. Dr. Dageville holds B.S., M.S., and Ph.D. degrees in Computer Science from Jussieu University. **Dr. Dageville is qualified to serve on our board of directors because of his experience and perspective as one of our co-founders as well as his extensive experience driving product innovation.**

MARK S. GARRETT

Mark S. Garrett has served as a member of our board of directors since April 2018. Mr. Garrett served as Executive Vice President and Chief Financial Officer of Adobe Systems Incorporated, a global software company, from February 2007 to April 2018. From June 2004 to February 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation, a computer data storage company. Mr. Garrett currently serves on the board of directors of GoDaddy Inc. and Cisco Systems, Inc. He previously served on the board of directors of Informatica Corporation, from October 2008 to August 2015, Model N, Inc., from January 2008 to May 2016, Pure Storage, Inc. from July 2015 to December 2021, and NightDragon Acquisition Corp from February 2021 to December 2022. Mr. Garrett holds a B.S. degree in Accounting and Marketing from Boston University and an M.B.A. degree from Marist College. **Mr. Garrett is qualified to serve on our board of directors because of his financial expertise and management experience**.

JAYSHREE V. ULLAL

Jayshree V. Ullal has served on our board of directors since June 2020. Since October 2008, Ms. Ullal has served as President, Chief Executive Officer, and director of Arista Networks, Inc., a cloud networking company. From September 1993 to May 2008, Ms. Ullal served in various positions at Cisco Systems, Inc., a worldwide technology company, with her last position as senior vice president of the data center, switching and services group. Ms. Ullal holds a B.S. degree in Engineering (Electrical) from San Francisco State University and an M.S. degree in Engineering Management from Santa Clara University. She is a 2013 recipient of the Santa Clara University School of Engineering Distinguished Engineering Alumni Award. **Ms. Ullal is qualified to serve on our board of directors because of her extensive experience as a senior executive and chief executive officer in the cloud computing industry.**

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2025 ANNUAL MEETING OF STOCKHOLDERS

KELLY A. KRAMER

Kelly A. Kramer has served as a member of our board of directors since January 2020. From January 2015 to December 2020, Ms. Kramer served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., a worldwide technology company. From January 2012 to January 2015, Ms. Kramer served in various finance roles at Cisco, including Senior Vice President, Corporate Finance and Senior Vice President, Business Technology and Operations Finance. Prior to Cisco, she served in various finance roles at GE Healthcare Systems, GE Healthcare Diagnostic Imaging, and GE Healthcare Biosciences. Ms. Kramer currently serves on the board of directors of Gilead Sciences, Inc. and Coinbase Global, Inc. Ms. Kramer holds a B.S. degree in Mathematics from Purdue University. **Ms. Kramer is qualified to serve on our board of directors because of her financial expertise and management experience.**

FRANK SLOOTMAN

Frank Slootman has served as our Chief Executive Officer and as a member of our board of directors since April 2019 and as Chairman of our board of directors since December 2019. Before joining us, Mr. Slootman served as Chairman of the board of directors of ServiceNow, Inc., an enterprise IT cloud company, from October 2016 to June 2018. From May 2011 to April 2017, Mr. Slootman served as President and Chief Executive Officer and as a member of the board of directors of ServiceNow, Inc. From January 2011 to April 2011, Mr. Slootman served as a Partner of Greylock Partners, a venture capital firm. From July 2009 to January 2011, Mr. Slootman served as President of the Backup Recovery Systems Division at EMC Corporation, a computer data storage company, and as an advisor from January 2011 to February 2012. From July 2003 until its acquisition by EMC in July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain Corporation, an electronic storage solution company. Mr. Slootman previously served as a member of the board of directors of Pure Storage, Inc. from May 2014 to February 2020, and Imperva, Inc., from August 2011 to March 2016. Mr. Slootman holds undergraduate and graduate degrees in Economics from the Netherlands School of Economics, Erasmus University Rotterdam. **Mr. Slootman is qualified to serve on our board of directors because of his management experience and business expertise, including his prior executive-level leadership and experience scaling companies, as well as his past board service at a number of other publicly traded companies.**

MICHAEL L. SPEISER

Michael L. Speiser has served as a member of our board of directors since our inception in July 2012, and as our lead independent director since December 2019. Mr. Speiser also served as our part-time Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. Since 2008, Mr. Speiser has served as a Managing Director at Sutter Hill Ventures, a venture capital firm. Mr. Speiser previously served on the board of directors of Pure Storage, Inc., ending in 2019, and currently serves on the board of several private companies. Mr. Speiser holds a B.A. degree in Political Science from the University of Arizona and an M.B.A. from Harvard Business School. **Mr. Speiser is qualified to serve on our board of directors because of his leadership and operational experience in the technology industry and knowledge of high-growth companies.**

INDEPENDENCE OF OUR BOARD OF DIRECTORS

Our Class A common stock is listed on the New York Stock Exchange (NYSE). Under the listing standards of the NYSE, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and governance committees be independent. Under the listing standards of the NYSE, a director will only qualify as an "independent director" if the listed company's board of directors affirmatively determines that the director does not have a material relationship with the company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the company) that, in the opinion of the listed company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing standards of the NYSE. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the listing standards of the NYSE.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has affirmatively determined that each of our directors, other than Mr. Burton, Mr. Slootman, and Dr. Dageville, is "independent" as that term is defined under the listing standards of the NYSE and the applicable rules and regulations of the SEC.

In making these affirmative determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company, and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Transactions with Related Persons." Our board of directors also considered Mr. Speiser's previous relationship with Snowflake from August 2012 to June 2014. During this period, Mr. Speiser served as our part-time Chief Executive Officer and Chief Financial Officer, while our founders focused on developing our original technology. Our board of directors has determined that such service does not impact Mr. Speiser's independence because (i) Mr. Speiser has not served in these capacities for over eight years, (ii) during this time, Mr. Speiser continued to be employed by Sutter Hill Ventures and his part-time role as an officer was in furtherance of Sutter Hill Ventures' investment, (iii) it was an interim position until Snowflake hired a full-time, non-founder chief executive officer, and (iv) our board of directors does not believe that Mr. Speiser has any relationship with Snowflake, whether due to his prior service as an officer or otherwise, that interferes with his exercise of independent judgment.

BOARD LEADERSHIP

Our nominating and governance committee periodically considers the leadership structure of our board of directors and makes such recommendations to our board of directors as our nominating and governance committee deems appropriate. Our corporate governance guidelines also provide that, when the positions of chairperson and chief executive officer are held by the same person, the independent members of our board of directors may designate a "lead independent director."

Currently, our board of directors believes that it is in the best interests of our company and our stockholders for our Chief Executive Officer, Mr. Slootman, to serve as both Chief Executive Officer and Chairman given his knowledge of our company and industry and his strategic vision. Because Mr. Slootman has served and continues to serve in both these roles, and in accordance with our corporate governance guidelines, our board of directors has appointed a lead independent director, Michael L. Speiser. As lead independent director, Mr. Speiser provides leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and Chairman of our board of directors may be, or may be perceived to be, in conflict, and performs such additional duties as our board of directors may otherwise determine and delegate, including, among other things, (i) presiding at meetings of our board of directors at which the Chairman is not present, (ii) convening meetings of the independent members of our board of directors, and (iii) serving as liaison between our Chairman and our independent directors. Our board of directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our board of directors, and sound corporate governance policies and practices.

ROLE OF THE BOARD IN RISK OVERSIGHT

Our board of directors oversees our risk management processes, which are designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance stockholder value while mitigating and managing identified risks. A fundamental part of our approach to risk management is not only understanding the most significant risks we face as a company and the necessary steps to manage those risks, but also deciding what level of risk is appropriate for our company. Our board of directors plays an integral role in guiding management's risk tolerance and determining an appropriate level of risk.

While our full board of directors has overall responsibility for evaluating key business risks, its committees monitor and report to our board of directors on certain risks. Our audit committee monitors our major financial, reporting, and cybersecurity risks, and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines, internal controls, and policies that govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, and directly supervises our internal audit function. Our compensation committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking. Our nominating and governance committee oversees risks associated with director independence and the composition and

organization of our board of directors, monitors the effectiveness of our corporate governance guidelines, plans for leadership succession, and provides general oversight of our other corporate governance policies and practices.

In connection with its reviews of the operations of our business, our full board of directors addresses holistically the primary risks associated with our business, as well as the key risk areas monitored by its committees, including cybersecurity risks. Our board of directors appreciates the evolving nature of our business and industry and is actively involved in monitoring new threats and risks as they emerge. In particular, our board of directors is committed to the prevention, timely detection, and mitigation of the effects of cybersecurity threats or incidents.

At periodic meetings of our board of directors and its committees, management reports to and seeks guidance from our board and its committees with respect to the most significant risks that could affect our business, such as legal risks, competition risks, cybersecurity and privacy risks, and financial, tax, and audit-related risks. In addition, among other matters, management provides our audit committee periodic reports on our compliance programs and investment policy and practices.

BOARD MEETINGS AND COMMITTEES

Our board of directors is responsible for the oversight of management and the strategy of our company and for establishing corporate policies. Our board of directors meets periodically during the year to review significant developments affecting us and to act on matters requiring its approval. Our board of directors met four times during our last fiscal year. Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. The audit committee met five times during our last fiscal year. The compensation committee met four times during our last fiscal year. The nominating and governance committee met four times during our last fiscal year. During our last fiscal year, each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served. We encourage our directors and nominees for director to attend our Annual Meeting. Six of our then-current directors attended our 2022 annual meeting of stockholders.

As required under applicable NYSE listing standards, our non-management directors met twice during our last fiscal year in regularly scheduled executive sessions at which only non-management directors were present. Mr. Speiser, our lead independent director, presided over these executive sessions.

The composition and responsibilities of each of the standing committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

QUALIFICATIONS

Our board of directors has determined that each of our audit committee members satisfies the independence requirements under the NYSE listing standards and Rule 10A-3(b)(1) of the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements, and our board of directors has determined that each of Ms. Briggs, Mr. Garrett, and Ms. Kramer is an "audit committee financial expert" within the meaning of SEC regulations.

RESPONSIBILITIES

The principal duties and responsibilities of our audit committee include, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accounting firm, our interim and year-end operating results;

- developing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- helping to oversee legal and regulatory compliance;

- reviewing our policies on risk assessment and risk management, including information security policies and practices;

- overseeing the organization and performance of our internal audit function;

- establishing our investment policy to govern our cash investment program;

- reviewing related party transactions;

- obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

- approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our board of directors has determined that the simultaneous service by Ms. Briggs on the audit committee of more than three public companies does not impair her ability to effectively serve on our audit committee. In arriving at this determination, our board of directors examined Ms. Briggs' scope of experience, the time commitment associated with service on other audit committees, and other relevant factors. Our audit committee operates under a written charter that satisfies the applicable listing standards of the NYSE and is available to stockholders on our website at www.investors.snowflake.com.

Compensation Committee

QUALIFICATIONS

Our board of directors has determined that each of our compensation committee members is independent under NYSE listing standards. The compensation committee has a compensation subcommittee, consisting of Mr. Burke, Mr. McLaughlin, Mr. McMahon, and Ms. Ullal, to which our board of directors has delegated the responsibility for approving transactions between us and our officers and directors that are within the scope of Rule 16b-3 promulgated under the Exchange Act.

RESPONSIBILITIES

The principal duties and responsibilities of our compensation committee include, among other things:

- approving the retention of compensation consultants and outside service providers and advisors to the committee;

- reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our Chief Executive Officer and, with his assistance, that of our other executive officers;

- reviewing and recommending to our board of directors the compensation of our directors;

- administering our equity and non-equity incentive plans;

- reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

- preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC;

- reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

- reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Each of Mr. Burke, Mr. McLaughlin, Mr. McMahon, and Ms. Ullal is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act.

Our compensation committee operates under a written charter that satisfies the applicable listing standards of the NYSE and is available to stockholders on our website at www.investors.snowflake.com.

PROCESSES AND PROCEDURES FOR COMPENSATION DECISIONS

Our compensation committee is primarily responsible for establishing and reviewing our overall compensation strategy. In addition, our compensation committee oversees our compensation and benefit plans and policies, administers our equity incentive plans, and reviews and approves all compensation decisions relating to our executive officers, including our Chief Executive Officer. Our compensation committee considers recommendations from our Chief Executive Officer regarding the compensation of our executive officers, other than himself.

Our compensation committee has adopted an Equity Award Policy, pursuant to which it delegated authority to our Chief Executive Officer, in his capacity as a member of our board of directors, to grant and modify, without any further action required by our board of directors or compensation committee, certain stock options, restricted stock units, and other equity incentive awards to our employees and other service providers who are neither executive officers nor certain other members of management. As part of its oversight function, our compensation committee reviews on a quarterly basis the grants awarded under the Equity Award Policy. The delegation of authority under the Equity Award Policy is not exclusive, and both our board of directors and our compensation committee retain the right to grant and modify equity awards.

Under its charter, our compensation committee has the right to retain or obtain the advice of compensation consultants, independent legal counsel, and other advisers. For the fiscal year ended January 31, 2023 and for prior fiscal years, our compensation committee retained Compensia, Inc. (Compensia), a compensation consulting firm with compensation expertise relating to technology companies, to provide it with market information, analysis, and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our compensation committee to, among other things, assist in developing an appropriate group of peer companies to help us determine the appropriate level of overall compensation for our executive officers and non-employee directors, as well as to assess each separate element of executive officer and non-employee director compensation, with a goal of ensuring that the compensation we offer to our executive officers and non-employee directors is competitive, fair, and appropriately structured. Compensia does not provide any non-compensation related services to us, and maintains a policy that is specifically designed to prevent any conflicts of interest. In addition, our compensation committee has assessed the independence of Compensia, taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of the NYSE, and concluded that no conflict of interest exists with respect to the work that Compensia performs for our compensation committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For the fiscal year ended January 31, 2023, our compensation committee consisted of Mr. Eschenbach, Mr. McMahon, Mr. Speiser, and Ms. Ullal. None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees, except Michael L. Speiser, who served as our part-time Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Nominating and Governance Committee

QUALIFICATIONS

Our board of directors has determined that each member of the nominating and governance committee is independent under the NYSE listing standards.

RESPONSIBILITIES

The nominating and governance committee's responsibilities include, among other things:

- identifying, evaluating, and recommending that our board of directors approve, nominees for election to our board of directors and its committees;

- reviewing and evaluating succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed these positions;

- approving the retention of director search firms;

- evaluating the performance of our board of directors, committees of our board of directors, and of individual directors;

- considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees; and

- evaluating the adequacy of our corporate governance practices and reporting.

Our nominating and governance committee operates under a written charter that satisfies the applicable listing standards of the NYSE and is available to stockholders on our website at www.investors.snowflake.com.

NOMINATION TO THE BOARD OF DIRECTORS

Candidates for nomination to our board of directors are selected by our board of directors based on the recommendation of the nominating and governance committee in accordance with the committee's charter, our policies, our amended and restated certificate of incorporation and amended and restated bylaws, our corporate governance guidelines, and the requirements of applicable law. In recommending candidates for nomination, the nominating and governance committee considers candidates recommended by directors, officers, and employees, as well as candidates that are properly submitted by stockholders in accordance with our policies and amended and restated bylaws, using the same criteria to evaluate all such candidates. Mr. Burke and Mr. McLaughlin were each recommended for nomination to our board of directors by our nominating and governance committee.

A stockholder that wishes to recommend a candidate for election to the board of directors may send a letter directed to our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715. The letter must include, among other things, the candidate's name, business and residence address, biographical data, and the number of Snowflake shares held by the nominee. Additional information regarding the process and required information to properly and timely submit stockholder nominations for candidates for membership on our board of directors is set forth in our amended and restated bylaws and corporate governance guidelines.

Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate and, in addition, the nominating and governance committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

DIRECTOR QUALIFICATIONS

In addition to the qualifications, qualities, and skills that are necessary to meet U.S. state and federal legal, regulatory and NYSE listing requirements and the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, corporate governance guidelines, and charters of the board committees, our board of directors will consider the following factors in considering director candidates: (i) relevant expertise to offer advice and guidance to management, (ii) sufficient time to devote to Snowflake's affairs, (iii) excellence in his or her field, (iv) the ability to exercise sound business judgment, (v) diversity of background and experience, and (vi) commitment to rigorously represent the long-term interests of Snowflake's stockholders.

The matrix below summarizes what our board of directors believes to be some of the desirable types of experience and skills possessed by our current directors, excluding Mr. McMahon, because of their relevance to our business and strategy. The following matrix does not encompass all experiences or skills of our board of directors.

Key Skill or Experience	Slootman	Dageville	Briggs	Burke	Burton	Garrett	Kramer	McLaughlin	Speiser	Ullal
Executive leadership at a public company	✓	✓		✓	✓	✓	✓	✓		✓
Executive leadership at a $10 billion+ annual revenue company			✓	✓	✓			✓		✓
Operational leadership at a high-growth company	✓	✓		✓	✓			✓	✓	✓
Other public company board	✓		✓	✓		✓	✓	✓	✓	✓
Sales, marketing, or brand management	✓			✓	✓			✓	✓	✓
Cybersecurity		✓			✓			✓		✓
Cloud-based offerings	✓	✓		✓	✓			✓	✓	✓
Financial statements and accounting			✓			✓	✓			

When considering nominees, our board of directors and nominating and governance committee may take into consideration other factors including, but not limited to, the current composition of our board of directors, Snowflake's current operating requirements, the candidates' character, integrity, judgment, independence, areas of expertise, corporate experience, length of service, and potential conflicts of interest, the candidates' other commitments, and the long-term interests of our stockholders. Our board of directors and nominating and governance committee evaluates the foregoing factors, among others, and does not assign any particular weighting or priority to any of the factors.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders or interested parties who wish to communicate with our board of directors or with an individual director may do so by mail to our board of directors or the individual director, care of our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715. In accordance with our corporate governance guidelines, our General Counsel or legal department, in consultation with appropriate directors as deemed necessary by the General Counsel, will review all incoming stockholder communications (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations, and patently offensive or otherwise inappropriate material) and, if appropriate, will route such communications to the appropriate director(s) or, if none is specified, to the chairperson of the board of directors or the lead independent director.

CORPORATE GOVERNANCE GUIDELINES

Our board of directors has adopted corporate governance guidelines to ensure that our board of directors has the necessary practices in place to review and evaluate Snowflake's business operations and make decisions that are independent of our management. The corporate governance guidelines set forth the practices our board of directors follows with respect to board composition and selection, board meetings and involvement of senior management, executive officer performance evaluation and succession planning, board compensation, director education, and conflicts of interest. The corporate governance guidelines, as well as the charters for each committee of our board of directors, are posted on our website at www.investors.snowflake.com.

GLOBAL CODE OF CONDUCT AND ETHICS

We have adopted a Global Code of Conduct and Ethics that applies to all our employees, officers, contractors, and directors, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Global Code of Conduct and Ethics is posted on our website at www.investors.snowflake.com. We intend to disclose on our website any future amendments of our Global Code of Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Global Code of Conduct and Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Proxy Statement, and you should not consider information on our website to be part of this Proxy Statement.

PROHIBITION ON HEDGING, SHORT SALES, AND PLEDGING

Our board of directors has adopted an insider trading policy that applies to all of our employees, officers, contractors, and directors. This policy prohibits hedging or monetization transactions with respect to our common stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, and collars. In addition, our insider trading policy prohibits trading in derivative securities related to our common stock, which include publicly traded call and put options, engaging in short selling of our common stock, purchasing our common stock on margin or holding it in a margin account, and pledging our shares as collateral for a loan.

DIRECTOR COMPENSATION

The following table presents information regarding compensation earned by or paid to our directors for the fiscal year ended January 31, 2023, other than (i) Stephen B. Burke, who was appointed to our board of directors in May 2023, and Mark D. McLaughlin, who was appointed to our board of directors in April 2023, and (ii) Frank Slootman, our Chief Executive Officer and Chairman, and Benoit Dageville, our President of Products, neither of whom received any additional compensation for service as a director. The compensation of Mr. Slootman and Dr. Dageville as named executive officers is set forth below under "Executive Compensation—Fiscal Year 2023 Summary Compensation."

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[3]	TOTAL ($)[4]
Teresa Briggs	42,250	352,658	394,908
Jeremy Burton	32,250	352,658	384,908
Carl M. Eschenbach[1]	38,250	352,658	390,908
Mark S. Garrett	57,000	352,658	409,658
Kelly A. Kramer	42,250	352,658	394,908
John D. McMahon[2]	42,250	352,658	394,908
Michael L. Speiser	65,625	352,658	418,283
Jayshree V. Ullal	46,875	352,658	399,533

(1) On April 5, 2023, Carl M. Eschenbach resigned as a member of our board of directors and as a member of the compensation committee.

(2) On May 23, 2023, John D. McMahon notified our board of directors that he would not stand for election at the Annual Meeting and would therefore step down as a director, as a member of the compensation committee, and as a member of the nominating and governance committee upon the expiration of his term at the conclusion of the Annual Meeting.

(3) The amounts reported represent the aggregate grant date fair value of the restricted stock unit awards (RSU awards) granted under our 2020 Equity Incentive Plan (2020 Plan) to our non-employee directors in accordance with our non-employee director compensation policy, calculated in accordance with FASB Accounting Standards Codification (ASC) Topic 718 (Topic 718). Such grant date fair value does not take into account any estimated forfeitures related to service-based vesting conditions. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the directors.

(4) The following table presents the aggregate number of shares of our common stock underlying outstanding stock options and RSU awards held by our non-employee directors as of January 31, 2023:

NAME	NUMBER OF SHARES UNDERLYING STOCK OPTIONS (#)	NUMBER OF SHARES UNDERLYING RSU AWARDS (#)
Teresa Briggs	30,000[a]	2,217
Jeremy Burton	36,459	2,217
Carl M. Eschenbach	—	2,217
Mark S. Garrett	567,000	2,217
Kelly A. Kramer	50,000	2,217
John D. McMahon	560,296	2,217
Michael L. Speiser	—	2,217
Jayshree V. Ullal	50,000	2,217

(a) Held by The Teresa Briggs Trust, of which Ms. Briggs is a trustee.

NON-EMPLOYEE DIRECTOR COMPENSATION

We have adopted a Non-Employee Director Compensation Policy, as amended and restated, pursuant to which our non-employee directors receive the following compensation.

EQUITY COMPENSATION

In accordance with the limitations provided in the 2020 Plan, each new non-employee director who joins our board of directors will automatically receive an RSU award for common stock having a value of $1,000,000 based on the fair market value of the underlying common stock on the date of grant (Initial RSU Award). Each Initial RSU Award will vest over three years, with one-third of the Initial RSU Award vesting on the first, second, and third anniversary of the date of grant.

On the date of each annual meeting of our stockholders, each person who is then a non-employee director (excluding any non-employee director whose Initial Calendar Year (as defined in the Non-Employee Director Compensation Policy) falls in the same calendar year as such annual meeting) will automatically receive an RSU award for common stock having a value of $300,000 based on the average fair market value of the underlying common stock for the 20 trading days prior to and ending on the date of grant (Annual RSU Award). Each Annual RSU Award will vest on the earlier of (i) the date of the following year's annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director's service as a director ends at such meeting due to the director's failure to be re-elected or the director not standing for re-election); or (ii) the first anniversary of the date of grant.

All outstanding awards held by each non-employee director who is in service as of immediately prior to a Corporate Transaction (as defined in the Non-Employee Director Compensation Policy) will become fully vested as of immediately prior to the closing of such Corporate Transaction.

Pursuant to our Non-Employee Director Compensation Policy effective during fiscal year 2023, each non-employee director was entitled to receive the following cash compensation for service on our board of directors and its committees as follows:

- $30,000 (increased to $33,000 effective May 1, 2022) annual cash retainer for service as a board member and an additional annual cash retainer of $15,000 (increased to $20,000 effective May 1, 2022) for service as lead independent director of our board of directors, if any;

- $10,000 annual cash retainer for service as a member of the audit committee and $20,000 (increased to $21,000 effective May 1, 2022) annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);

- $6,000 annual cash retainer for service as a member of the compensation committee and $13,500 (increased to $15,000 effective May 1, 2022) annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer); and

- $4,000 annual cash retainer for service as a member of the nominating and governance committee and $7,500 (increased to $9,000 effective May 1, 2022) annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer)

Pursuant to our current Non-Employee Director Compensation Policy, which was amended in April 2023, for each calendar year following the Initial Calendar Year, each non-employee director is entitled to receive the following cash compensation for service on our board of directors and its committees as follows:

- $33,000 annual cash retainer for service as a board member and an additional annual cash retainer of $20,000 for service as lead independent director of our board of directors, if any;

- $10,000 annual cash retainer for service as a member of the audit committee and $21,000 (increased to $25,000 effective May 1, 2023) annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);

- $6,000 annual cash retainer for service as a member of the compensation committee (increased to $9,500 effective May 1, 2023) and $15,000 annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer); and

- $4,000 annual cash retainer for service as a member of the nominating and governance committee (increased to $5,000 effective May 1, 2023) and $9,000 (increased to $10,000 effective May 1, 2023) annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments following the end of each quarter in which the service occurred, pro-rated for any partial months of service.

EXPENSES

We will reimburse each eligible non-employee director for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at meetings of our board of directors and any committee of the board. Our directors are also encouraged and provided with opportunities to participate in educational programs that would assist them in discharging their duties as a member of our board of directors. Pursuant to our corporate governance guidelines, we will reimburse each of our non-employee directors up to $10,000 each fiscal year in connection with their participation in such programs.

STOCK OWNERSHIP GUIDELINES

In an effort to align our directors' and executive officers' interests with those of our stockholders, we have adopted stock ownership guidelines. Within five years of becoming subject to the guidelines, our non-employee directors are expected to hold Snowflake stock valued at not less than five times their total annual cash retainer for board and committee service. Within five years of becoming subject to the guidelines, our executive officers are expected to hold Snowflake stock valued at not less than five times annual base salary for our Chief Executive Officer and Chief Financial Officer, and two times annual base salary for our other executive officers. Stock ownership for purposes of the stock ownership guidelines include the following: (i) shares of stock owned directly, (ii) shares underlying vested, "in-the-money" stock options to purchase shares of common stock, and (iii) shares of common stock beneficially owned indirectly. Stock ownership will not include shares underlying unvested stock options, restricted stock units, or unvested shares of common stock issued upon early exercise of stock options.

PROPOSAL
ONE
Election of Directors

Our board of directors currently consists of eleven members and is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election until the third annual meeting following the election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

Our directors are divided into the three classes as follows:

- the Class I directors are Stephen B. Burke, Benoit Dageville, Mark S. Garrett, and Jayshree V. Ullal, whose terms will expire at the annual meeting of stockholders to be held in 2024;

- the Class II directors are Kelly A. Kramer, Frank Slootman, and Michael L. Speiser, whose terms will expire at the annual meeting of stockholders to be held in 2025; and

- the Class III directors are Teresa Briggs, Jeremy Burton, Mark D. McLaughlin, and John D. McMahon, whose terms will expire at the upcoming Annual Meeting.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the board of directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the board of directors to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of Snowflake.

On May 23, 2023, John D. McMahon, one of our Class III directors, notified our board of directors that he would not stand for election at the Annual Meeting and would therefore step down as a director, as a member of the compensation committee, and as a member of the nominating and governance committee upon the expiration of his term at the conclusion of the Annual Meeting. Accordingly, the size of our board of directors will be automatically reduced from eleven directors to ten directors at the conclusion of the Annual Meeting.

On April 5, 2023, Carl M. Eschenbach resigned as a member of our board of directors. Accordingly, Mr. Eschenbach will not stand for election to the board of directors at the upcoming Annual Meeting.



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH CLASS III DIRECTOR NOMINEE

70%
7 of our 10 Directors are Independent

Each of Ms. Briggs, Mr. Burton, and Mr. McLaughlin is currently a member of our board of directors, and, at the recommendation of our nominating and governance committee, has been nominated for election to serve as a Class III director. Each of these nominees has agreed to stand for election at the Annual Meeting. Our management has no reason to believe that any nominee will be unable to serve. If elected at the Annual Meeting, each of these nominees will serve until the annual meeting of stockholders to be held in 2026 and until his or her successor has been duly elected and qualified, or until the director's earlier death, resignation, or removal.

Directors are elected by a plurality of the votes of the holders of shares present by virtual attendance or represented by proxy and entitled to vote on the election of directors. Accordingly, the three nominees receiving the highest number of "**FOR**" votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named above. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by our board of directors.

PROPOSAL
TWO

Non-Binding Advisory Vote on the Compensation of our Named Executive Officers

At the 2022 annual meeting of stockholders, our stockholders indicated, by a non-binding advisory vote, that they agreed with Snowflake's recommendation that it solicit a non-binding advisory vote on the compensation of our named executive officers, commonly referred to as "say-on-pay," every year. Our board of directors has adopted a policy that is consistent with that preference.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. The compensation of our named executive officers subject to this proposal is disclosed in the section titled "Compensation Discussion and Analysis," the compensation tables, and the related narrative disclosure contained in this Proxy Statement. As discussed in those disclosures, we believe that our compensation policies and decisions are strongly aligned with our stockholders' interests and consistent with current market practices. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced executives to lead us successfully in a competitive environment.

Accordingly, our board of directors is asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement by casting a non-binding advisory vote "**FOR**" the following resolution:

> "**RESOLVED**, that the compensation paid to Snowflake's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby APPROVED."

Because the vote is advisory, it is not binding on our board of directors or on Snowflake. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to our management and our board of directors and, accordingly, our board of directors and our compensation committee intends to consider the results of this vote in making future determinations regarding compensation arrangements for our named executive officers.

The affirmative "**FOR**" vote of a majority of the voting power of the shares of our common stock present virtually or by proxy and entitled to vote at the Annual Meeting will be required to approve the compensation of our named executive officers on a non-binding advisory basis. Abstentions are considered shares present and entitled to vote on this proposal and will therefore have the same effect as a vote "**AGAINST**" this proposal. Unless our board of directors decides to modify its policy regarding the frequency of soliciting non-binding advisory votes on the compensation of our named executives, the next scheduled say-on-pay vote will be at the 2024 annual meeting of stockholders.



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

PROPOSAL
THREE
Ratification of Independent Registered Public Accounting Firm

The audit committee of our board of directors has selected PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for the fiscal year ending January 31, 2024, and has further directed that management submit the selection of PwC as our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PwC has served as our independent registered public accounting firm since 2019. Representatives of PwC are expected to be present during the Annual Meeting. They will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions.

Neither our amended and restated bylaws nor other governing documents or law require stockholder ratification of the selection of PwC as our independent registered public accounting firm. However, the audit committee of our board of directors is submitting the selection of PwC to the stockholders for ratification as a matter of good corporate governance. If the stockholders fail to ratify the selection, the audit committee of our board of directors will review its future selection of PwC as our independent registered public accounting firm. Even if the selection is ratified, the audit committee of our board of directors may, in its sole discretion, direct the appointment of a different independent accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of Snowflake and its stockholders.

The affirmative "FOR" vote of a majority of the voting power of the shares of our common stock present virtually or by proxy during the Annual Meeting and entitled to vote thereon will be required to ratify the selection of PwC. Abstentions are considered shares present and entitled to vote on this proposal and, thus, will have the same effect as a vote "AGAINST" this proposal.



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PwC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us by PwC for the periods set forth below.

	FISCAL YEAR ENDED JANUARY 31,	
	2023	**2022**
	($) (IN THOUSANDS)	
Audit Fees[1]	4,240	3,758
Audit-Related Fees[2]	500	654
Tax Fees[3]	224	258
All Other Fees[4]	14	10
Total Fees	4,978	4,680

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, reviews of our quarterly condensed consolidated financial statements, and statutory and regulatory filings or engagements.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for service organization control audits under Statement on Standards for Attestation Engagements No.18, and fees for HITRUST certification and readiness assessment. For the fiscal year ended January 31, 2022, this category also included fees for services provided in connection with preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(3) Tax fees consist of fees for transfer pricing services and consultation on tax matters.

(4) All other fees consist of software subscription fees.

PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee approves all audit and non-audit related services that our independent registered public accounting firm provides to us in accordance with our Audit Committee Pre-Approval Policy for Services of Independent Auditor. Pre-approval is given either as part of our audit committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual, explicit, case-by-case basis before the independent registered public accounting firm is engaged to provide each service.

All services relating to the fees described in the table above were pre-approved by our audit committee in accordance with our Audit Committee Pre-Approval Policy for Services of Independent Auditor.

REPORT OF THE
AUDIT COMMITTEE
of the Board of Directors

The audit committee has reviewed and discussed the audited financial statements for the fiscal year ended January 31, 2023 with our management. The audit committee has also reviewed and discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm, the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board (PCAOB) and the SEC. The audit committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP the accounting firm's independence. Based on the foregoing, the audit committee has recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 and filed with the SEC.

Members of the Audit Committee

Mark S. Garrett, Chair
Teresa Briggs
Kelly A. Kramer

EXECUTIVE
OFFICERS

The following table presents information for our executive officers as of April 30, 2023:

NAME	AGE	TITLE
Frank Slootman	64	Chief Executive Officer and Chairman
Michael P. Scarpelli	56	Chief Financial Officer
Benoit Dageville	56	President of Products and Director
Christopher W. Degnan	48	Chief Revenue Officer

In May 2023, our board of directors appointed each of Christian Kleinerman, our SVP, Product Management, and Grzegorz Czajkowski, our SVP, Engineering and Support, as an executive officer. Biographical information for Mr. Scarpelli, Mr. Degnan, Mr. Kleinerman, and Dr. Czajkowski is included below. Biographical information for Mr. Slootman and Dr. Dageville is included above with the director biographies in the section titled "Information Regarding the Board of Directors and Corporate Governance."

MICHAEL P. SCARPELLI

Michael P. Scarpelli has served as our Chief Financial Officer since August 2019. Before joining us, Mr. Scarpelli served as Chief Financial Officer of ServiceNow, Inc. from August 2011 to August 2019. From July 2009 to August 2011, Mr. Scarpelli served as Senior Vice President of Finance and Business Operations of the Backup Recovery Systems Division at EMC Corporation, a computer data storage company. From September 2006 until its acquisition by EMC in July 2009, Mr. Scarpelli served as Chief Financial Officer of Data Domain Corporation. Mr. Scarpelli previously served as a member of the board of directors of Nutanix, Inc. from December 2013 to June 2020. Mr. Scarpelli holds a B.A. degree in Economics from the University of Western Ontario.

CHRISTOPHER W. DEGNAN

Christopher W. Degnan has served as our Chief Revenue Officer since August 2018, and previously served as our VP of Sales from July 2014 to August 2018, and as our Director, Sales from November 2013 to July 2014. Before joining us, Mr. Degnan served as AVP of the West at EMC Corporation from July 2013 to November 2013. From July 2012 until its acquisition by EMC in July 2013, Mr. Degnan served as VP Western Region at Aveksa, Inc., an identity and access management software company. From April 2004 to July 2012, Mr. Degnan served in various sales positions at EMC, including as District Sales Manager from June 2008 to July 2012. Mr. Degnan holds a B.A. degree in Human Resources from the University of Delaware.

CHRISTIAN KLEINERMAN

Christian Kleinerman has served as our SVP, Product Management since January 2020, and previously served as our VP of Product from January 2018 to January 2020. Before joining us, Mr. Kleinerman served in various product management roles at Google, an internet technology company, leading YouTube's infrastructure and data systems. Mr. Kleinerman holds a B.A. degree in Industrial Engineering from Los Andes University.

GRZEGORZ CZAJKOWSKI

Grzegorz Czajkowski has served as our SVP, Engineering and Support since June 2019. Before joining us, Dr. Czajkowski served in various roles at Google, an internet technology company, from January 2006 to June 2019, including as VP Engineering from 2017 to 2019, where he was responsible for a portfolio of Google Cloud data analytics and for internal services addressing data analytics needs of Google's businesses. Dr. Czajkowski holds a PhD degree in Computer Science from Cornell University, an M.B.A degree from UC Berkeley, and an undergraduate degree from AGH Krakow Poland.

EXECUTIVE
COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

This Compensation Discussion and Analysis provides information regarding the compensation program for our principal executive officer, our principal financial officer, and our other two other executive officers (collectively, our named executive officers) during the fiscal year ended January 31, 2023 (fiscal year 2023). It also describes the material elements of our fiscal year 2023 executive compensation program, provides an overview of our executive compensation philosophy, including our principal compensation policies and practices, and analyzes how and why our compensation committee arrived at specific compensation decisions.

Our named executive officers for fiscal year 2023 were:

NAMED EXECUTIVE OFFICER	TITLE
Frank Slootman	Chief Executive Officer and Chairman
Michael P. Scarpelli	Chief Financial Officer
Benoit Dageville	President of Products and Director
Christopher W. Degnan	Chief Revenue Officer

EXECUTIVE SUMMARY

Who We Are

We believe in a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we deliver the Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from rapidly growing data sets in secure, governed, and compliant ways.

Our platform is the innovative technology that powers the Data Cloud, enabling customers to consolidate data into a single source of truth to drive meaningful business insights, build data applications, and share data and data products. We provide our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.

Snowflake solves the decades-old problem of data silos and data governance. Leveraging the elasticity and performance of the public cloud, our platform enables customers to unify and query data to support a wide variety of use cases. It also provides frictionless and governed data access so users can securely share data inside and outside of their organizations, generally without copying or moving the underlying data. As a result, customers can blend existing data with new data for broader context, augment data science efforts, and create new monetization streams. Delivered as a service, our platform requires near-zero maintenance, enabling customers to focus on deriving value from their data rather than managing infrastructure.

Fiscal Year 2023

Business Highlights (as of January 31, 2023):

PRODUCT REVENUE

 **$1.9 B**

Annual product revenue of $1.9 billion, representing a year over year increase of 70%.

CASH FLOW

$545.6 M

GAAP net cash provided by operating activities of $545.6 million for fiscal year 2023, and non-GAAP free cash flow[1] of $496.5 million for fiscal year 2023.

TOTAL CUSTOMERS

 **7,828**

7,828 total customers[1].

$1M CUSTOMERS

 **330**

330 customers with trailing 12-month product revenue greater than $1 million[1].

ENTERPRISE MOMENTUM

573

573 Forbes Global 2000 customers[2].

REMAINING PERFORMANCE OBLIGATIONS[1]

 **$3.7 B**

$3.7 billion in remaining performance obligations.

NET REVENUE RETENTION RATE[1]

 **158%**

Our net revenue retention rate reached 158% driven by continued growth from our largest customers.

(1) See our earnings press release for the fiscal year and quarter ended January 31, 2023 filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2023 for definitions of remaining performance obligations, net revenue retention rate, total customers, and customers with trailing 12-month product revenue greater than $1 million. See Appendix A to this Proxy Statement for a definition of non-GAAP free cash flow and a full reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

(2) Based on the 2022 Forbes Global 2000 list. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the Global 2000 list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers.

Fiscal Year 2023 Executive Compensation Highlights

Our compensation committee made the following named executive officer compensation decisions for fiscal year 2023:

- Base Salary: Our compensation committee did not increase base salaries for any of our named executive officers.

- Performance-Based Cash Bonus: Our compensation committee increased target incentive bonus opportunities for each of our named executive officers to better align pay to performance.

- Long-Term Equity Awards: Our compensation committee granted to each of our named executive officers long-term incentive compensation in the form of RSU awards and stock options.

Notable Changes Since Fiscal Year 2023

To strengthen the alignment between executive officer compensation and corporate performance and to better achieve the below objectives for the fiscal year ending January 31, 2024 (fiscal year 2024), in March 2023 our compensation committee decided to grant to our executive officers performance-based RSU awards, rather than stock options, in addition to time-based RSU awards.

EXECUTIVE COMPENSATION OBJECTIVES, POLICIES, AND PRACTICES

We design our executive compensation program to achieve the following objectives:

- Attract, incentivize, retain, and reward top quality executive management;

- Demand and reward the achievement of aggressive key performance measures;

- Discourage excessive risk taking; and

- Ensure that executive compensation is meaningfully related to the creation of long-term stockholder value.

Our compensation committee closely considers our compensation philosophy and objectives as well as corporate performance, including the significant corporate achievements described above, when making executive compensation decisions. The important features of our executive compensation program include:

WHAT WE DO	WHAT WE DON'T DO
Our compensation committee consists solely of independent members of our board of directors.	We prohibit hedging and pledging of Snowflake stock.
Our compensation committee has retained an independent third-party compensation consultant for guidance in making compensation decisions.	We do not provide special executive welfare, health benefits, or retirement plans not available to our employees generally.
Equity awards in the form of RSU awards and stock options have multi-year vesting requirements to emphasize long-term incentives.	Our compensation committee does not guarantee executive salary increases, bonuses, or equity awards.
Quarterly performance-based cash bonus opportunities for all of our named executive officers are dependent upon our achievement of pre-established corporate objectives.	We do not provide our executive officers with any excise tax gross-ups.
Our compensation committee conducts an annual review of our compensation strategy and its risks.	We do not provide our executive officers with any material perquisites.
We maintain stock ownership guidelines for our named executive officers and directors (5x base salary for CEO and CFO; 2x base salary for other named executive officers).	

Elements of our Fiscal Year 2023 Compensation Program

The compensation program for our named executive officers in fiscal year 2023 consisted of a mix of fixed and variable compensation in order to align compensation with both short- and long-term stockholder value creation.

ELEMENT	OBJECTIVES	KEY FEATURES
Base Salary (fixed cash)	Provide financial stability and security through a fixed amount of cash for performing job responsibilities.	Reviewed annually and determined by our compensation committee based on a number of factors (including company and individual performance) and by reference, in part, to market data obtained from our independent third-party compensation consultant.
Quarterly Performance-Based Cash Bonus (at-risk cash)	Motivate our executive officers to achieve, and reward them for achieving, our key business objectives. Align management and stockholder interests by linking pay to performance.	Bonus opportunities are dependent upon achievement of specific, objective corporate performance metrics that are consistent with our long-term strategic plan. Metrics are reviewed annually and metric targets are established quarterly by our compensation committee.
Long-Term Equity Incentive (at-risk equity)	Focus our executive officers on, and reward them for, long-term company performance. Align management and stockholder interests by linking pay to performance. Attract highly-qualified executives and encourage their continued employment over the long-term.	Equity opportunities are reviewed annually. Individual awards are determined based on a number of factors, including current corporate and individual performance and market data obtained from our independent third-party compensation consultant.

We focus on providing a competitive compensation package to each of our named executive officers that provides significant short-term and long-term incentives for the achievement of measurable corporate objectives. We believe that this approach provides an appropriate blend of incentives to maximize stockholder value.

We do not have a formal policy for allocating compensation among salary, performance incentive awards, and equity grants, among short-term and long-term compensation components, or among cash and non-cash compensation. Instead, our compensation committee uses its judgment, along with market data obtained from our independent third-party compensation consultant, to establish a total compensation program for each named executive officer that is a mix of current, short-term, and long-term incentive compensation, and cash and non-cash compensation, and that it believes is appropriate to achieve the goals of our executive compensation program and our corporate objectives.

COMPENSATION-SETTING PROCESS

Role of Our Compensation Committee and Our Board of Directors

Our compensation committee is appointed by the board of directors to assist with our board of directors' oversight responsibilities with respect to the Company's compensation policies, plans, and programs, with the goal of attracting, incentivizing, retaining, and rewarding top quality executive management and achieving corporate results. The compensation committee is responsible for reviewing and determining all compensation paid to our executive officers, including our named executive officers, and also for reviewing our compensation practices and policies as they relate to risk management and risk-taking incentives. Our compensation committee consists solely of independent members of the board of directors.

Our compensation committee is primarily responsible for establishing and reviewing our general compensation philosophy and objectives. The committee meets periodically throughout the year to, among other responsibilities, manage and evaluate our executive compensation program, and generally determine the principal components of compensation (base salary, performance incentive bonus, and equity awards) for our named executive officers on an annual basis; however, decisions may occur at other times for new hires, promotions, or other special circumstances as our compensation committee determines appropriate. Our board of directors has delegated the responsibility for approving transactions between Snowflake and its officers and directors that are within the scope of Rule 16b-3 promulgated under the Exchange Act to a compensation subcommittee, comprised of a subset of members of our compensation committee. Our compensation committee does not otherwise delegate its authority to approve executive officer compensation.

Role of Management

Our compensation committee works with and receives information and input from management, including from our Chief Executive Officer and from our legal, finance, and human resources departments, and considers such information in determining the structure and amount of compensation to be paid to our named executive officers. Our Chief Executive Officer provides our compensation committee with executive officer performance assessments, as well as recommendations regarding base salaries, performance incentives, equity compensation, and other compensation-related matters for our executive officers. However, our compensation committee retains the final authority to make all compensation decisions relating to our executive officers.

Role of Compensation Consultant

Our compensation committee has the sole authority to appoint, select, retain, and terminate compensation consultants to assist in its evaluation of executive compensation. The committee also has the sole responsibility for overseeing the work of any such compensation consultant.

Our compensation committee retained Compensia, Inc. (Compensia) as its independent compensation consultant for fiscal year 2023 and for prior fiscal years. Compensia's engagement included:

- Compiling and updating a group of peer companies to use as a reference in making executive compensation decisions, evaluating current executive pay practices, and considering different compensation programs;

- Conducting market research and analysis to assist our compensation committee in developing executive compensation levels, including appropriate salaries, target bonus amounts, and equity awards for members of management, including our named executive officers; and

- Conducting a review of our director compensation policies and practices.

The compensation committee has analyzed whether the work of Compensia as compensation consultant raises any conflict of interest, taking into account relevant factors in accordance with guidelines set by the SEC. Based on its analysis, the compensation committee determined that the work of Compensia, and the individual compensation advisors employed by Compensia, does not create any conflict of interest under SEC rules and applicable stock exchange listing standards.

Use of Competitive Market Compensation Data

Our compensation committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable public companies and companies with which we compete for top talent. To this end, our compensation committee directed Compensia to develop a proposed peer group list to be used in connection with assessing our compensation practices.

Compensia undertook a detailed review of the pool of U.S.-based publicly-traded companies, taking into consideration our industry sector, the size and growth rate of such companies (based on revenues and market capitalization) relative to our size and growth rate, and the following additional factors:

- The comparability of the company's business model;

- The comparability of the company's primary sales channels;

- The company's products and/or business services focus;

- The comparability of the company's operating history;

- The comparability of the company's organizational complexities and growth attributes;

- The stage of the company's maturity curve, which increases its likelihood of attracting the type of executive talent for whom we compete; and

- The comparability of the company's operational performance (for consistency with our strategy and future performance expectations).

Following this review, Compensia recommended to our compensation committee the following primary peer group, consisting of 18 then-publicly-traded companies, which our compensation committee subsequently approved. The selected companies had, at the time of approval, annual revenues ranging from $478 million to $13,174 million, and market capitalizations ranging from $11,856 million to $101,456 million. The companies comprising this compensation peer group were as follows:

Avalara	DocuSign	ServiceNow	Twilio
Cloudflare	Elastic N.V.	Slack Technologies	Zoom Video Communications
Coupa Software	MongoDB	Splunk	Zscaler
CrowdStrike Holdings	Okta	Block (fka Square)	
Datadog	Palantir Technologies	The Trade Desk	

Compensia also developed for our compensation committee a set of additional reference peers, reflecting companies with which we directly compete for talent at both the executive and board levels. This set of reference peers consisted of Alphabet, Amazon.com, Microsoft, Palo Alto Networks, ServiceNow, and Workday.

In determining executive compensation for fiscal year 2023, our compensation committee reviewed data from both the above-listed primary peer group and the set of reference peers. Our compensation committee reviews our peer group at least annually and makes adjustments to its composition, if warranted, taking into account changes in both our business and the businesses of the companies in the peer group. For fiscal year 2023, Alteryx, Anaplan, and Smartsheet were removed from our peer group because they no longer met the targeted selection criteria for market capitalization. Palantir Technologies, ServiceNow, and Block, Inc. (fka Square) were added to our peer group for meeting the target selection criteria.

Factors Used in Determining Executive Compensation
Our compensation committee sets the compensation of our named executive officers at levels determined to be competitive and appropriate for each named executive officer. Compensation decisions are not made by use of a formulaic approach or benchmark. Our compensation committee believes that executive compensation decisions require consideration of a multitude of relevant factors which may vary from year to year. In making executive compensation decisions, the compensation committee generally takes into consideration the following factors:

- Company and individual performance;

- Existing business needs and criticality for future business needs;

- Scope of job function and skill set;

- Relative pay among our named executive officers;

- Need to attract new talent and retain existing talent in a highly competitive industry;

- Value of existing equity holdings, including the potential value of unvested equity awards;

- Market data reference points, as described above under "Use of Competitive Market Compensation Data"; and

- Recommendations from Compensia, our Chief Executive Officer, and our management team.

FISCAL YEAR 2023 EXECUTIVE COMPENSATION PROGRAM

Base Salary

The annual base salaries of each of our named executive officers for fiscal year 2023 are listed below:

NAMED EXECUTIVE OFFICER	FISCAL YEAR 2023 BASE SALARY ($)	PERCENTAGE ADJUSTMENT FROM FISCAL YEAR 2022 (%)
Frank Slootman	375,000	—
Michael P. Scarpelli	300,000	—
Benoit Dageville	300,000	—
Christopher W. Degnan	300,000	—

Base salary represents the fixed portion of the compensation of our named executive officers and is an important element of compensation intended to attract and retain highly-talented individuals. In March 2022, our compensation committee reviewed the base salaries of each of our named executive officers, taking into consideration a peer group analysis, the recommendations of management, as well as the other factors described above. Following this review, our compensation committee decided to keep the base salary for each of our named executive officers unchanged as compared to the fiscal year ended January 31, 2022 (fiscal year 2022).

Performance-Based Cash Bonus and Target Amounts

We have adopted a Cash Incentive Bonus Plan for our named executive officers and other eligible employees. Each named executive officer is eligible to receive quarterly cash bonuses based on the achievement of certain performance goals, as determined in the sole discretion of our compensation committee. Our compensation committee believes that this plan's performance metrics contribute to driving long-term stockholder value, play an important role in influencing management performance, and help attract, motivate, and retain our named executive officers and other employees.

For fiscal year 2023, the target bonus opportunity for each of our named executive officers was a percentage of such officer's base salary as follows:

NAMED EXECUTIVE OFFICER	TARGET ANNUAL INCENTIVE (AS A % OF BASE SALARY)	PERCENTAGE ADJUSTMENT FROM FISCAL YEAR 2022 (%)
Frank Slootman	133	33
Michael P. Scarpelli	133	33
Benoit Dageville	50	17
Christopher W. Degnan	133	33

In March 2022, our compensation committee reviewed the target bonus opportunity of each of our named executive officers, taking into consideration the achievement of our corporate performance goals in fiscal year 2022, a peer group analysis, the recommendations of management, as well as the other factors described above. Following this review, our compensation committee decided to increase the target bonus opportunity for each of our named executive officers as reflected in the table above.

Corporate Performance Goals

Under the Cash Incentive Bonus Plan, our compensation committee established a bonus pool that may be funded quarterly based on achievement of certain pre-established corporate performance goals. To measure performance for the purposes of calculating bonus pool funding for fiscal year 2023, our compensation committee, taking into consideration the recommendations of management, selected quarterly product revenue as the key metric consistent with fiscal year 2022. Bonus pool funding based on product revenue achievement for fiscal year 2023 remained unchanged from the prior fiscal year and was as follows:

- If quarterly achievement did not meet at least 85% of the pre-established target, the bonus pool for named executive officers would not be funded.

- At 85% achievement, the bonus pool would be funded at 85%.

- For achievement between 85% and 100%, bonus pool funding would increase linearly, with each additional one percent of achievement equaling one percent of funding.

In March 2022, our compensation committee, taking into consideration the recommendation of management, selected three "gate" metrics for bonus pool funding over 100%. Each of these metrics would have to be met for the bonus pool to be funded in excess of 100%. If product revenue achievement was over 100%, and achievement of each of the gate metrics was at least 100%, then funding of the bonus pool would increase by 3.33% for each additional one percent of product revenue achievement over 100%, with total bonus pool funding capped at 110% for each fiscal quarter. While funding of the bonus pool was capped at 110%, there was no limit on individual quarterly bonus payouts. Our compensation committee selected these metrics to reward short-term performance and promote long-term stockholder value. A description of each performance metric under the Cash Incentive Bonus Plan for fiscal year 2023 is below:

METRIC	WHAT IT IS	WHY IT'S IMPORTANT
Quarterly Product Revenue	Quarterly product revenue calculated in accordance with GAAP, as publicly reported in our quarterly earnings reports.	Because we recognize product revenue based on platform consumption, product revenue is a key indicator of customer satisfaction and the value derived from our platform.
GATE METRICS		
Quarterly Non-GAAP Product Gross Margin[1]	Quarterly non-GAAP product gross margin, as publicly reported in our quarterly earnings reports.	Quarterly non-GAAP product gross margin aligns bonus opportunity with long-term financial achievement, acting as a counterbalance to quarterly product revenue growth by creating incentives to balance costs and growth.
Quarterly Non-GAAP Operating Margin[1]	Quarterly non-GAAP operating margin, as publicly reported in our quarterly earnings reports.	Quarterly non-GAAP operating margin aligns bonus opportunity with objective indications of profitability, acting as another counterbalance to quarterly product revenue growth.
Quarter over Quarter Stable Edges Growth	An "edge" is a data share between a Snowflake customer and a data provider. A "stable edge" is an edge that has produced at least 20 transactions in which compute resources are consumed and such consumption results in recognized product revenue over two successive three-week periods (with at least 20 transactions in each period).	Growth in stable edges is a strong indicator of the strength and expansion of data relationships in the Data Cloud, which we believe is a good measure of our progress toward achieving our long-term product vision.

(1)   See our earnings press release for the fiscal year and quarter ended January 31, 2023 filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2023 for definitions of non-GAAP product gross margin and non-GAAP operating margin.

Corporate Performance Goals - Targets and Attainment

Target achievement levels for each of the corporate performance metrics under our Cash Incentive Bonus Plan are set by our compensation committee near the start of each fiscal quarter. For example, target achievement levels for the quarter ended April 30, 2022 were set by our compensation committee in early March 2022. The table below indicates whether we attained our target achievement levels for our corporate performance metrics in each quarter of fiscal year 2023. For product revenue, we treat 100% as the target achievement level. We are not disclosing actual quarterly target achievement levels or actual quarterly attainment for any of our performance metrics as these amounts represent confidential financial information, the disclosure of which would result in competitive harm. Target achievement levels were set by our compensation committee in such a manner as to be challenging to attain.

PERFORMANCE METRIC	Q1FY23 ATTAINMENT	Q2FY23 ATTAINMENT	Q3FY23 ATTAINMENT	Q4FY23 ATTAINMENT
Product Revenue	Target Not Met	Target Exceeded	Target Exceeded	Target Not Met
GATE METRICS				
Non-GAAP Product Gross Margin Gate	N/A*	Target Met	Target Met	N/A*
Non-GAAP Operating Margin Gate	N/A*	Target Met	Target Met	N/A*
Quarter over Quarter Stable Edges Growth Gate	N/A*	Target Met	Target Met	N/A*

* Because we did not attain 100% of the product revenue target for the first and fourth quarter of fiscal year 2023, attainment of the applicable gate metrics is not applicable.

We funded the bonus pool for our named executive officers at approximately 102.36% for fiscal year 2023, which is an average funding percentage based on actual quarterly attainment of each performance metric and quarterly funding of the bonus pool based on that attainment.

Our compensation committee awarded the following total cash bonuses under the Cash Incentive Bonus Plan to each of our named executive officers in fiscal year 2023:

NAMED EXECUTIVE OFFICER	TOTAL CASH BONUS ($)
Frank Slootman	511,775
Michael P. Scarpelli	409,420
Benoit Dageville	153,534
Christopher W. Degnan	409,420

Long-Term Equity Incentive Awards

We view long-term incentive compensation in the form of equity awards as a critical component of our executive compensation program. The realized value of these equity awards is directly impacted by the price of our common stock, and, therefore, these awards are an incentive for our named executive officers to create long-term value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

Fiscal Year 2023

As part of its annual review of our executive compensation program for fiscal year 2023, and after taking into consideration a peer group analysis, recommendations from management, and the other factors described above, our compensation committee granted equity awards to each of our named executive officers in March 2022. For these awards, approximately 40% of the total intended

equity grant value was delivered in the form of RSU awards, and approximately 60% of the total intended equity grant value was delivered in the form of stock options to tie a portion of these incentive awards to Company performance.

Each RSU award vests over four years on a quarterly basis. Each stock option has an exercise price of $207.56 and vests over four years, with 1/48th vesting monthly starting on April 8, 2022.

NAMED EXECUTIVE OFFICER	RSU AWARD (# OF SHARES)	STOCK OPTIONS (# OF SHARES)
Frank Slootman	44,321	133,788
Michael P. Scarpelli	23,047	69,569
Benoit Dageville	17,728	53,515
Christopher W. Degnan	21,274	64,218

Notable Changes Since Fiscal Year 2023

As part of its annual review of our executive compensation program for fiscal year 2024, our compensation committee granted a combination of RSU awards with time-based vesting requirements and RSU awards with performance-based vesting requirements (PRSU awards) to each of our named executive officers in early fiscal year 2024. After taking into consideration a peer group analysis, recommendations from management, and the other factors described above, the compensation committee decided to grant PRSU awards, instead of stock options consistent with fiscal year 2023. The RSU awards with time-based vesting requirements granted to Mr. Slootman, Mr. Scarpelli, and Dr. Dageville vest over four years with 25% of the shares underlying the RSU awards vesting on March 15, 2024, and 6.25% of the shares underlying the RSU awards vesting each quarter thereafter. The RSU award with time-based vesting requirements granted to Mr. Degnan vests over four years with 6.25% of the shares underlying the RSU award vesting on June 15, 2023, and 6.25% of the shares underlying the RSU award vesting each quarter thereafter.

NAMED EXECUTIVE OFFICER	RSU AWARD (# OF SHARES)	TARGET PRSU AWARD (# OF SHARES)
Frank Slootman	58,212	87,318
Michael P. Scarpelli	42,997	42,997
Benoit Dageville	29,767	29,767
Christopher W. Degnan	39,690	39,690

Our named executive officers have the opportunity to earn between 0% and 120% of the target PRSU award based on the weighted-average achievement of certain Company annual performance metrics during the performance period of fiscal year 2024, as determined by our compensation committee. Our compensation committee chose rigorous performance metrics and set target achievement levels of those metrics in such a manner as to be challenging to attain. The weighted-average achievement must be at least 80% for any of the PRSUs to vest. The number of shares subject to the PRSU award that are earned (Earned PRSUs) will vest over four years as follows: 25% of the Earned PRSUs will vest on March 15, 2024 and 6.25% of the Earned PRSUs will vest on each June 15, September 15, December 15, and March 15 thereafter. A description of each performance metric and its weighting are below:

METRIC AND WEIGHTING	WHAT IT IS	WHY IT'S IMPORTANT
Annual Total Revenue **Weighting: 40%**	Annual total revenue calculated in accordance with GAAP, as publicly reported in our annual earnings reports.	Annual total revenue includes product revenue as well as professional services and other revenue. Because we recognize product revenue based on platform consumption, product revenue is a key indicator of customer satisfaction and the value derived from our platform. Professional services and other revenue is a strong indicator of customer investment in our platform. Our compensation committee chose annual total revenue as a key metric for these PRSU awards to provide a broader and longer-term incentive structure from the metric of quarterly product revenue used by our Cash Incentive Bonus Plan.
Annual Non-GAAP Adjusted Free Cash Flow **Weighting: 30%**	Annual non-GAAP adjusted free cash flow, as publicly reported in our annual earnings reports.	Annual non-GAAP adjusted free cash flow is an indicator of the strength and performance of our core business operations.
Annual Non-GAAP Operating Margin **Weighting: 30%**	Annual non-GAAP operating margin, as publicly reported in our annual earnings reports.	Annual non-GAAP operating margin incentivizes management to focus on annual profitability, acting as a counterbalance to annual total revenue growth.

The compensation committee chose to grant PRSUs rather than option awards because, even more than option awards, PRSUs incentivize both aggressive short-term growth as well as long-term value-creation. PRSUs encourage short-term growth by encouraging over-achievement on aggressive company performance goals during the fiscal year ending January 31, 2024, which determines the number of PRSUs that will vest, and PRSUs encourage long-term value-creation by incorporating a four-year service requirement to receive the full benefit of any such achievement.

OTHER FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

Offer Letters

We have entered into offer letters with Mr. Slootman, Mr. Scarpelli, Dr. Dageville, and Mr. Degnan, the terms of which are described below. Each of our executive officers has also executed our standard form of proprietary information and invention assignment agreement.

FRANK SLOOTMAN

In April 2019, we entered into an offer letter with Frank Slootman to serve as our Chief Executive Officer. The offer letter has no specific term and provides for at-will employment. Under Mr. Slootman's offer letter, if Mr. Slootman's employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), and such separation is not a result of Mr. Slootman's death or disability, Mr. Slootman is entitled to a lump sum payment equal to three months of his base salary, provided that he signs a general release of all claims. Upon a change in control (as defined in the 2012 Equity Incentive Plan (2012 Plan)), all unvested shares subject to his outstanding equity awards with a time-based vesting schedule shall vest in full. If more favorable than the corresponding benefits provided under his offer letter, Mr. Slootman will be entitled to severance

and change in control benefits under our Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

MICHAEL P. SCARPELLI

In April 2019, we entered into an offer letter with Michael P. Scarpelli to serve as our Chief Financial Officer. The offer letter has no specific term and provides for at-will employment. Under the terms of his offer letter, Mr. Scarpelli also purchased 762,112 shares of our Series F convertible preferred stock at a price per share of $14.96125, for an aggregate purchase price of $11.4 million. In addition, under Mr. Scarpelli's offer letter, if Mr. Scarpelli's employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), and such separation is not a result of Mr. Scarpelli's death or disability, Mr. Scarpelli is entitled to a lump sum payment equal to three months of his base salary, provided that he signs a general release of all claims. Upon a change in control (as defined in the 2012 Plan), all unvested shares subject to his outstanding equity awards with a time-based vesting schedule shall vest in full. If more favorable than the corresponding benefits provided under his offer letter, Mr. Scarpelli will be entitled to severance and change in control benefits under our Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

BENOIT DAGEVILLE

In August 2020, we entered into a confirmatory offer letter with Benoit Dageville to serve as our President of Products. The confirmatory offer letter has no specific term and provides for at-will employment. In addition, under the terms of Dr. Dageville's pre-IPO stock options, if, during the period beginning three months prior to a change in control (as defined in the 2012 Plan) and ending eighteen months after a change in control, Dr. Dageville's employment is terminated without cause (as defined in the 2012 Plan) or he terminates his employment for good reason (as defined in the agreements underlying his stock options), and such separation is not a result of Dr. Dageville's death or disability, then all of the unvested shares subject to each option shall accelerate and immediately vest, provided that Dr. Dageville signs a general release of all claims. If more favorable than the corresponding benefits provided under the terms of his stock options, Dr. Dageville will be entitled to severance and change in control benefits under our Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

CHRISTOPHER W. DEGNAN

In August 2020, we entered into a confirmatory offer letter with Christopher W. Degnan to serve as our Chief Revenue Officer. The confirmatory offer letter has no specific term and provides for at-will employment. In addition, under the terms of Mr. Degnan's pre-IPO stock options, if, during the period beginning three months prior to a change in control (as defined in the 2012 Plan) and ending eighteen months after a change in control, Mr. Degnan's employment with us is terminated without cause (as defined in the agreements underlying his stock options) or he terminates his employment for good reason (as defined in the agreements underlying his stock options), and such separation is not a result of Mr. Degnan's death or disability, then all of the unvested shares subject to each option shall accelerate and immediately vest, provided that Mr. Degnan signs a general release of all claims. If more favorable than the corresponding benefits provided under the terms of his stock options, Mr. Degnan will be entitled to severance and change in control benefits under our Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

Welfare and Health Benefits

We provide other benefits to our named executive officers on the same basis as to all of our full-time employees. These benefits include, but are not limited to, medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans. We pay the premiums for the life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not generally provide perquisites or other personal benefits to our named executive officers. In the future, we may

provide perquisites or other personal benefits in limited circumstances. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by our compensation committee.

ESPP

We offer our employees, including our named executive officers, the opportunity to purchase shares of our common stock at a discount under our 2020 Employee Stock Purchase Plan (ESPP). Pursuant to the ESPP, all eligible employees, including our named executive officers, may allocate up to 15% of their earnings (as defined in the ESPP) during a six-month period to purchase our common stock at a 15% discount to the market price on the lower of the first or the last day of the offering period, subject to specified limits.

Nonqualified Deferred Compensation

During fiscal year 2023, our U.S. employees, including our named executive officers, did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees, including our named executive officers, with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer compensation up to certain limits imposed by the Internal Revenue Code of 1986, as amended (Code). We have the ability to make matching and discretionary contributions to the 401(k) plan but have not done so to date. Employee contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn or distributed from the 401(k) plan. The 401(k) plan also permits contributions to be made on a post-tax basis for those employees participating in the Roth 401(k) and after-tax plan components.

Insurance Premiums

Our U.S. employees, including our named executive officers, currently participate in various health and welfare employee benefits under plans sponsored by us. These plans offer various benefits, including medical, dental, and vision coverage; life insurance, accidental death and dismemberment, and disability coverage; and flexible spending accounts, among others. All employees, including our named executive officers, who work 20 or more hours per week are eligible for these benefits. The cost of this coverage is primarily paid for by us, with employees paying a portion of the cost through payroll deductions.

TAX AND ACCOUNTING IMPLICATIONS

Under Topic 718, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record stock-based compensation expense on an ongoing basis in accordance with Topic 718.

Under Section 162(m) of the Code (Section 162(m)), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our compensation committee will continue to consider tax implications as one factor in determining executive compensation, it also looks at other factors in making its decisions and retains the flexibility to provide compensation for our named executive officers in a manner consistent with the goals of our executive compensation program and the best interests of Snowflake and its stockholders, which may include providing for compensation that is not deductible due to the deduction limit under Section 162(m).

COMPENSATION RISK ASSESSMENT

Our compensation committee believes that our employee compensation policies and programs do not encourage excessive and unnecessary risk-taking and are not reasonably likely to have a material adverse effect on our company. Our compensation committee oversaw the performance of a risk assessment of our compensation policies and programs as generally applicable to our employees to ascertain any potential material risks that may be created by our compensation programs. The compensation committee considered the findings of the assessment conducted by management, and concluded that our compensation programs (i) are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy, and (ii) do not encourage employees to take unnecessary or excessive risks, including any risks that are reasonably likely to materially harm our business or financial condition, after considering mitigating controls.

REPORT OF THE
COMPENSATION COMMITTEE
of the Board of Directors

Our compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis (CD&A) contained in this Proxy Statement. Based on this review and discussion, our compensation committee has recommended to the board of directors that the CD&A be included in this Proxy Statement. Our compensation committee made this recommendation prior to Mr. Burke's appointment to our board of directors and compensation committee.

Members of the Compensation Committee

Jayshree V. Ullal, Chair
Mark D. McLaughlin
John D. McMahon
Michael L. Speiser

FISCAL YEAR 2023 SUMMARY COMPENSATION

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers for the fiscal years ended January 31, 2023, 2022, and 2021.

NAME AND PRINCIPAL POSITION	FISCAL YEAR ENDED JANUARY 31,	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	OPTION AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)
Frank Slootman Chief Executive Officer and Chairman	2023	375,000	—	9,199,267	13,600,828	511,775	708	23,687,578
	2022	375,000	7,519	—	—	391,969	708	775,196
	2021	375,000	12,759	—	—	362,241	708	750,708
Michael P. Scarpelli Chief Financial Officer	2023	300,000	—	4,783,635	7,072,353	409,420	708	12,566,116
	2022	300,000	6,015	—	—	313,575	708	620,298
	2021	300,000	10,207	—	—	289,793	708	600,708
Benoit Dageville President of Products and Director	2023	300,000	—	3,679,624	5,440,311	153,534	638	9,574,107
	2022	300,000	2,005	—	—	104,525	567	407,097
	2021	300,000	3,402	—	—	96,598	567	400,567
Christopher W. Degnan Chief Revenue Officer	2023	300,000	—	4,415,631	6,528,373	409,420	708	11,654,132
	2022	300,000	6,015	—	—	313,575	708	620,298
	2021	300,000	10,207	—	—	289,793	708	600,708

(1)	The amounts reported in this column represent additional discretionary cash bonus payments under our Cash Incentive Bonus Plan to reflect our compensation committee's assessment of the extraordinary efforts of our executives, as well as Company performance, during the fiscal year.

(2)	The amounts reported in these columns do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the grant date fair value of each RSU award and stock option, as applicable, granted during the fiscal year ended January 31, 2023, computed in accordance with the provisions of Topic 718. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023. For option awards, our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than $207.56, the exercise price of the shares underlying such stock options.

(3)	The amounts reported in this column represent total bonuses earned based on the achievement of company performance goals under our Cash Incentive Bonus Plan as determined by our compensation committee.

(4)	The amounts reported in this column represent life insurance premiums paid by us on behalf of each named executive officer.

GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding each plan-based award granted to our named executive officers during the fiscal year ended January 31, 2023.

NAME	AWARD TYPE	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[2]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)				
Frank Slootman	Annual Cash	—	425,000	500,000	—	—	—	—	—
	RSU Award	3/9/2022	—	—	—	44,321[3]	—	—	9,199,267
	Option Award	3/9/2022	—	—	—	—	133,788[4]	207.56	13,600,828
Michael P. Scarpelli	Annual Cash	—	340,000	400,000	—	—	—	—	—
	RSU Award	3/9/2022	—	—	—	23,047[3]	—	—	4,783,635
	Option Award	3/9/2022	—	—	—	—	69,569[4]	207.56	7,072,353
Benoit Dageville	Annual Cash	—	127,500	150,000	—	—	—	—	—
	RSU Award	3/9/2022	—	—	—	17,728[3]	—	—	3,679,624
	Option Award	3/9/2022	—	—	—	—	53,515[4]	207.56	5,440,311
Christopher W. Degnan	Annual Cash	—	340,000	400,000	—	—	—	—	—
	RSU Award	3/9/2022	—	—	—	21,274[3]	—	—	4,415,631
	Option Award	3/9/2022	—	—	—	—	64,218[4]	207.56	6,528,373

(1) These amounts represent threshold and target bonus amounts under our Cash Incentive Bonus Plan for each named executive officer for fiscal year 2023, and do not represent actual compensation earned by our named executive officers for fiscal year 2023. Target bonuses were set as a percentage of each named executive officer's base salary for fiscal year 2023 as follows: approximately 133% for Mr. Degnan, Mr. Slootman, and Mr. Scarpelli, and 50% for Dr. Dageville. The dollar value of the actual payments for these awards is included in the "Non-Equity Incentive Plan Compensation" column of the "Fiscal Year 2023 Summary Compensation" table above. While funding of the bonus pool is capped at 110%, the plan does not provide for individual maximum payout amounts.

(2) The amounts reported in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the grant date fair value of each RSU award and option award, as applicable, granted during the fiscal year ended January 31, 2023, computed in accordance with the provisions of Topic 718. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023. For option awards, our named executive officers will only realize compensation to the extent the trading price of our common stock on the date of exercise is greater than $207.56, the exercise price of the shares underlying such option awards.

(3) 6.25% of the shares underlying the RSU award vest on each March 8, June 8, September 8, and December 8 starting on June 8, 2022, subject to continuous service through each such vesting date.

(4) The shares underlying the option award vest in equal monthly installments over 48 months starting on April 8, 2022, subject to continuous service through each such vesting date.

OUTSTANDING EQUITY AWARDS AT JANUARY 31, 2023

The following table presents certain information about outstanding equity awards granted to our named executive officers that remained outstanding as of January 31, 2023.

		OPTION AWARDS				STOCK AWARDS	
NAME	GRANT DATE[1]	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]
Frank Slootman	5/29/2019	11,920,364[3]	—	8.88	5/28/2029	—	—
	5/29/2019	38,475[4]	2,816[4]	8.88	5/28/2029	—	—
	3/9/2022	27,872[5]	105,916[5]	207.56	3/8/2032	—	—
	3/9/2022	—	—	—	—	36,011[6]	5,633,561
Michael P. Scarpelli	8/27/2019	2,219,299[7]	—	8.88	8/26/2029	—	—
	3/9/2022	14,493[5]	55,076[5]	207.56	3/8/2032	—	—
	3/9/2022	—	—	—	—	18,726[6]	2,929,495
Benoit Dageville	1/14/2015	300,000[8]	—	0.26	1/13/2025	—	—
	1/30/2017	320,000[8]	—	0.74	1/29/2027	—	—
	2/8/2017	640,000[8]	—	0.74	2/7/2027	—	—
	12/11/2019	400,000[9]	—	13.48	12/10/2029	—	—
	3/9/2022	11,149[5]	42,366[5]	207.56	3/8/2023	—	—
	3/9/2022	—	—	—	—	14,404[6]	2,253,362
Christopher W. Degnan	8/17/2017	83,267[8]	—	1.41	8/16/2027	—	—
	9/19/2018	120,148[10]	—	3.74	9/18/2028	—	—
	12/11/2019	293,602[11]	—	13.48	12/10/2029	—	—
	3/9/2022	13,379[5]	50,839[5]	207.56	3/8/2023	—	—
	3/9/2022	—	—	—	—	17,286[6]	2,704,222

(1) All equity awards listed in this table that were granted prior to our IPO were granted pursuant to our 2012 Plan, and all other equity awards listed in this table were granted pursuant to our 2020 Plan.

(2) The market value of shares or units of stock that have not yet vested is based on the closing price of our common stock on January 31, 2023, which was $156.44.

(3) The shares underlying the option vest in equal monthly installments over 48 months starting on May 26, 2019, subject to Mr. Slootman's continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Mr. Slootman's service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

(4) The shares underlying the option vest in equal monthly installments over 48 months starting on May 26, 2019, subject to Mr. Slootman's continuous service through each such vesting date. The stock option is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

(5) The shares underlying the option vest in equal monthly installments over 48 months starting on April 8, 2022, subject to continuous service through each such vesting date. The stock option is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

(6) 6.25% of the shares underlying the RSU award vest on each March 8, June 8, September 8, and December 8 starting on June 8, 2022, subject to continuous service through each such vesting date. The RSU award is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

(7) The shares underlying the option vest in equal monthly installments over 48 months starting on September 19, 2019, subject to Mr. Scarpelli's continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Mr. Scarpelli's service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

(8) The shares subject to this option were fully vested as of January 31, 2023.

(9) The shares underlying the option vest in equal monthly installments over 48 months starting on January 11, 2020, subject to Dr. Dageville's continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Dr. Dageville's service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

(10) The shares underlying the option vest in equal monthly installments over 24 months starting on December 1, 2021, subject to Mr. Degnan's continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Mr. Degnan's service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

(11) The shares underlying the option vest in equal monthly installments over 48 months starting on January 11, 2020, subject to Mr. Degnan's continuous service through each such vesting date. This option is immediately exercisable, subject to our right to repurchase unvested shares in the event that Mr. Degnan's service with us terminates. The stock option is subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

FISCAL YEAR 2023 OPTION EXERCISES AND STOCK VESTED

The following table presents certain information regarding any option exercises and stock vested during the fiscal year ended January 31, 2023 with respect to our named executive officers.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Frank Slootman	—	—	4,689	717,753
Michael P. Scarpelli	200,000	28,340,000	2,476	380,037
Benoit Dageville	—	—	2,175	331,941
Christopher W. Degnan	—	—	2,608	398,112

(1) The value realized on exercise is based on the difference between the closing price of our common stock on the date of exercise and the exercise price of the applicable options, and does not represent actual amounts received by our named executive officers as a result of the option exercises.

(2) The value realized on vesting is based on the number of shares of common stock issued to each named executive officer upon the vesting of the RSU award multiplied by the closing price of our common stock on the vesting date, and does not represent actual amounts received by our named executive officers as a result of the vesting event.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In July 2020, we adopted a Severance and Change in Control Plan (CIC Plan) that provides severance and change in control benefits to each of our named executive officers and certain other participants, under the conditions described below. The CIC Plan provides different benefits for three different "tiers" of employees. Our Chief Executive Officer and Chief Financial Officer are "tier 1" employees, and our other named executive officers are "tier 2" employees.

Under the CIC Plan, upon a "change in control" (as defined in the CIC Plan), 100% of then-unvested equity awards held by tier 1 employees will accelerate and become vested (and, if applicable, exercisable). In addition, upon a termination other than for "cause," death, or "disability," or upon resignation for "good reason" (each as defined in the CIC Plan) that occurs during the period beginning three months prior to a change in control and ending 18 months following such change in control, tier 1 and tier 2 employees will each be entitled to receive (i) a cash payment equal to 12 months of base salary, (ii) a cash payment equal to the participant's target annual bonus, (iii) reimbursement of the employer portion of COBRA premiums for up to 12 months for tier 1 employees and six months for tier 2 employees, and (iv) for tier 2 employees, acceleration of vesting (and, if applicable, exercisability) of 100% of then-unvested equity awards held by such tier 2 employee. For any equity acceleration, vesting of performance-based awards will be based on the participant's target achievement level (or actual achievement level if the performance metrics are measurable at the time of acceleration).

Upon termination other than for cause, death, or disability or upon resignation for good reason that does not occur in connection with a change in control, tier 1 and tier 2 employees will be entitled to receive (i) a cash payment equal to 12 months of base salary, and (ii) reimbursement of the employer portion of COBRA premiums for up to 12 months for tier 1 employees and six months for tier 2 employees.

Except for single trigger equity acceleration upon a change in control available to tier 1 employees, all benefits upon a termination of services are subject to the participant signing a general release of all claims. If our named executive officers are entitled to any benefits under other arrangements that are different from the benefits under the CIC Plan, each of his or her benefits under the CIC Plan shall be provided only to the extent more favorable than the corresponding benefit under such other arrangement.

The following table presents quantitative estimates of the benefits that would have accrued to our named executive officers upon a qualifying termination pursuant to the CIC Plan, assuming their employment had terminated as of January 31, 2023. Actual payments and benefits could be different if such events were to occur on any other date or if any other assumptions are used to estimate potential payments and benefits.

NAME	BENEFIT DESCRIPTION	TERMINATION WITHOUT CAUSE BY SNOWFLAKE OR FOR GOOD REASON BY EXECUTIVE NOT IN CONNECTION WITH A CHANGE IN CONTROL ($)	TERMINATION WITHOUT CAUSE BY SNOWFLAKE OR FOR GOOD REASON BY EXECUTIVE IN CONNECTION WITH A CHANGE IN CONTROL ($)	CHANGE IN CONTROL NOT IN CONNECTION WITH TERMINATION WITHOUT CAUSE BY SNOWFLAKE OR FOR GOOD REASON BY EXECUTIVE ($)
Frank Slootman	Cash severance	375,000	875,000	—
	Accelerated vesting of equity awards[1]	—	146,205,267	146,205,267
	Continuation of health benefits	25,847	25,847	—
Michael P. Scarpelli	Cash severance	300,000	700,000	—
	Accelerated vesting of equity awards[1]	—	84,929,620	84,929,620
	Continuation of health benefits	36,703	36,703	—
Benoit Dageville	Cash severance	300,000	450,000	—
	Accelerated vesting of equity awards[1]	—	15,358,076	—
	Continuation of health benefits	12,923	12,923	—
Christopher W. Degnan	Cash severance	300,000	700,000	—
	Accelerated vesting of equity awards[1]	—	20,509,464	—
	Continuation of health benefits	18,352	18,352	—

(1) Represents the market value of the shares underlying stock options and RSU awards held by each named executive officer as of January 31, 2023 for which vesting would have been accelerated under the CIC Plan, based on the closing price of our common stock on January 31, 2023, which was $156.44. With respect to stock options with an exercise price greater than $156.44, the value used in the calculation is $0.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions; or

- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation authorizes us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers, and other employees as determined by the board of directors or its designee. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of January 31, 2023. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders:

PLAN CATEGORY	(a) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS (#)	(b) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS ($)[1]	(c) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a)) (#)[2]
Equity plans approved by stockholders			
2012 Equity Incentive Plan	37,732,403	7.69	—
2020 Equity Incentive Plan[3]	13,681,467	207.56	52,989,307
2020 Employee Stock Purchase Plan[4]	—	—	11,046,188
Equity plans not approved by stockholders	—	—	—

(1) The weighted-average exercise price excludes any outstanding RSU awards, which have no exercise price.

(2) Stock options, RSU awards, or other stock awards granted under the 2012 Plan that are forfeited, terminated, expired, or repurchased become available for issuance under the 2020 Plan.

(3) The 2020 Plan provides that the total number of shares of our common stock reserved for issuance thereunder will automatically increase on February 1st of each fiscal year for a period of up to ten years commencing on February 1, 2021 and ending on (and including) February 1, 2030, in an amount equal to 5% of the total number of shares of common stock outstanding on January 31st of the preceding fiscal year, or such lesser number of shares of common stock as determined by our board of directors prior to February 1st of a given fiscal year. Accordingly, on February 1, 2023, the number of shares of common stock available for issuance under the 2020 Plan increased by 16,165,258 shares. This increase is not reflected in the table above.

(4) Does not include future rights to purchase common stock under our ESPP, which depend on a number of factors described in our ESPP and will not be determined until the end of the applicable purchase period. The ESPP provides that the total number of shares of our common stock reserved for issuance thereunder will automatically increase on February 1st of each fiscal year for a period of up to ten years commencing on February 1, 2021 and ending on (and including) February 1, 2030, in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on January 31st of the preceding fiscal year, and (ii) 8,500,000 shares of common stock, or (iii) such lesser number of shares of common stock as determined by our board of directors prior to February 1st of a given fiscal year. Accordingly, on February 1, 2023, the number of shares of common stock available for issuance under the ESPP increased by 3,233,051 shares. This increase is not reflected in the table above.

CHIEF EXECUTIVE OFFICER
PAY RATIO

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(u) of Regulation S-K, we are required to provide to our stockholders specified disclosure regarding the relationship of our Chief Executive Officer's (CEO) total compensation to the total compensation of our median employee, referred to as "pay-ratio" disclosure. We are reporting pay-ratio disclosure for the first time.

For fiscal year 2023, the median of the annual total compensation of all of our employees (other than the CEO) was $314,471 and the annual total compensation of the CEO, as reported in the Summary Compensation Table included in this Proxy Statement, was $23,687,578. Based on this information, the ratio of the annual total compensation of the CEO to the median of the annual total compensation of our other employees was approximately **75 to 1**.

The pay ratio above represents our reasonable estimate calculated in a manner consistent with SEC rules and applicable guidance and is based on our internal records and the methodology described below. The SEC rules provide significant flexibility in how companies identify the median employee, and each company may use a different methodology and make different assumptions particular to that company. As a result, and as the SEC has explained, in considering the pay-ratio disclosure, stockholders should keep in mind that the SEC rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow stockholders to better understand and assess each particular company's compensation practices and pay-ratio disclosures. Accordingly, the pay ratio and related disclosure reported by other companies may not be comparable to the pay ratio and related disclosure provided herein.

METHODOLOGY USED TO IDENTIFY MEDIAN EMPLOYEE

We identified the employee with annual total compensation at the median of the compensation of all of our employees (median employee) by considering our employee population as of December 31, 2022 (employee population determination date). We considered all individuals, excluding our CEO, who were employed by us (including our consolidated subsidiaries) on the employee population determination date, whether employed in the United States or outside the United States, or on a full-time, part-time, seasonal, or temporary basis, including employees on a leave of absence (such group of employees, our employee population). Contractors were not included in our employee population.

Compensation for purposes of identifying the median employee included the following: (1) annual base salary, target annual bonus, and target annual commissions, each as in effect as of December 31, 2022; (2) for non-salaried employees, hourly rate as in effect as of December 31, 2022 annualized for a full year; and (3) the value, based on the closing price of our common stock on the date of grant, of equity awards granted to our employee population during fiscal year 2023, which reflects all new hire and "refresh" equity awards granted to our employee population during the fiscal year. To calculate the value of option awards granted to our employee population during fiscal year 2023, we multiplied the number of option shares by the exercise price. For members of the employee population who were paid other than in U.S. dollars, we converted their compensation to U.S. dollars using foreign exchange rates in effect as of December 30, 2022 as provided in our system of record for compensation information. We did not make any cost-of-living adjustments for employees outside of the United States. We believe our methodology represents a consistently applied compensation measure because it strikes a balance in terms of administrative burden while consistently treating all the primary compensation components for our worldwide workforce and capturing a full year of each of such primary compensation components.

Using this approach, we determined the median employee of our employee population. After identifying the median employee based on the methodology above, we calculated the annual total compensation for such median employee using the same methodology we used to calculate the amount reported for our named executive officers in the "Total" column of the Summary Compensation Table included in this Proxy Statement.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of Regulation S-K under the Securities Act (Item 402(v)), we are providing the following information about the relationship between executive compensation that the SEC deems to have been "actually paid" to our CEO and other named executive officers (NEOs) and certain indicators of our performance. Item 402(v) requires the amounts included in the "compensation actually paid" columns of the table below to be calculated according to a particular formula that treats the increase or decrease in the value of outstanding equity awards as amounts "actually paid" to the NEO, regardless of whether the NEO realized any gain from such fluctuation in equity value. Applying the formula, the table below shows a negative amount of "compensation actually paid" to our CEO and other NEOs for fiscal year 2023 and fiscal year 2022. This is largely due to a significant decrease in the fair value of option awards that were granted prior to our IPO, reflecting a general deterioration of the macroeconomic environment. Our CEO and other NEOs were not actually paid a negative amount in these fiscal years, as the table appears to show. The same also is true for the negative average "compensation actually paid" amount for our other NEOs. Given that the substantial majority of our CEO's and other NEOs' total compensation value consists of equity awards, changes in the fair value of vested and unvested equity awards will continue to have a significant effect on the amounts shown in the "compensation actually paid" columns of the table below.

For additional information concerning our pay-for-performance philosophy and how our executive compensation program is designed, please see the section titled "Compensation Discussion and Analysis."

FISCAL YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO ($)[1]	COMPENSATION ACTUALLY PAID TO CEO ($)[2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR OTHER NEOS ($)[1]	AVERAGE COMPENSATION ACTUALLY PAID TO OTHER NEOS ($)[2]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		NET INCOME (LOSS) ($)[5] (IN THOUSANDS)	PRODUCT REVENUE ($)[6] (IN MILLIONS)
					TOTAL STOCKHOLDER RETURN ($)[3]	PEER GROUP TOTAL STOCKHOLDER RETURN ($)[4]		
2023	23,687,578	(494,671,832)	11,264,785	(64,047,435)	61.61	117.87	(797,526)	1,939
2022	775,196	(17,750,504)	549,231	(2,993,939)	108.65	141.25	(679,948)	1,141
2021	750,708	2,679,596,490	600,708	434,480,975	107.29	112.70	(539,102)	554

(1) The dollar amounts reported are the amounts of total compensation reported for Mr. Slootman (our CEO and Principal Executive Officer) and for Mr. Scarpelli, Dr. Dageville, and Mr. Degnan (collectively, our other NEOs) in our Summary Compensation Table for the fiscal year. The other NEOs included for the purposes of calculating average amounts in each applicable fiscal year are as follows: (i) for fiscal years 2023 and 2022, Mr. Scarpelli, Dr. Dageville, and Mr. Degnan, and (ii) for fiscal year 2021, Mr. Scarpelli and Mr. Degnan.

(2) The dollar amounts reported represent the amount of "compensation actually paid" (CAP), as computed in accordance with Item 402(v). The dollar amounts do not reflect the actual amounts of compensation earned by or paid during the applicable year. In accordance with Item 402(v), the following adjustments were made to total compensation reported in our Summary Compensation Table to determine the CAP:

	FISCAL YEAR 2023		FISCAL YEAR 2022		FISCAL YEAR 2021	
	CEO ($)	AVERAGE FOR OTHER NEOS ($)	CEO ($)	AVERAGE FOR OTHER NEOS ($)	CEO ($)	AVERAGE FOR OTHER NEOS ($)
Summary Compensation Table Total	23,687,578	11,264,785	775,196	549,231	750,708	600,708
ADJUSTMENTS						
Deduction for the amounts reported under the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table[a]	(22,800,095)	(10,639,976)	—	—	—	—
Item 402(v) Equity Award Adjustments[b]	(495,559,315)	(64,672,244)	(18,525,700)	(3,543,170)	2,678,845,782	433,880,267
Compensation Actually Paid	(494,671,832)	(64,047,435)	(17,750,504)	(2,993,939)	2,679,596,490	434,480,975

(a) Reflects the aggregate grant date fair value for our CEO's equity awards, and the average aggregate grant date fair value of our other NEOs equity awards, granted each year as reported in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table for the fiscal year, calculated in accordance with Topic 718. Because we do not sponsor or maintain any defined benefit pension plans, no deductions related to pension value were made.

(b) Item 402(v) equity award adjustments reflect the aggregate of the following (as applicable): (i) the fiscal year-end fair value of any equity awards granted in the relevant fiscal year that are outstanding and unvested as of the end of such fiscal year; (ii) the amount of change as of the end of the fiscal year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior fiscal years that remain outstanding and unvested as of the end of the fiscal year; (iii) for equity awards that are granted and vest in the same fiscal year, the fair value as of the vesting date; and (iv) for equity awards granted in prior fiscal years that vest in the relevant fiscal year, the amount equal to the change in fair value as of the vesting date compared to the fair value at the end of the prior fiscal year. Equity fair values are calculated in accordance with Topic 718. The valuation assumptions used to calculate these fair values were updated as of each measurement date and will differ from those disclosed in our audited consolidated financial statements as of the grant date. The methodology used to develop the valuation assumptions as of each applicable measurement date is consistent with the disclosure in our audited consolidated financial statements for the period in which the grant was made. The amounts deducted or added in calculating the equity award adjustments for the CEO and other NEOs are as follows:

CEO Equity Award Adjustments:

FISCAL YEAR	FISCAL YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED IN THE COVERED YEAR AND UNVESTED ($)	YEAR OVER YEAR CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS ($)	FAIR VALUE AS OF VESTING DATE OF EQUITY AWARDS GRANTED AND VESTED IN THE COVERED YEAR ($)	YEAR OVER YEAR CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE COVERED YEAR ($)	TOTAL EQUITY AWARD ADJUSTMENT ($)
2023	13,565,475	(113,264,406)	3,117,411	(398,977,795)	(495,559,315)
2022	—	(27,382,771)	—	8,857,071	(18,525,700)
2021	—	2,192,699,730	—	486,146,052	2,678,845,782

Other NEOs Average Equity Award Adjustments:

FISCAL YEAR	AVERAGE FISCAL YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED IN THE COVERED YEAR AND UNVESTED ($)	YEAR OVER YEAR AVERAGE CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS ($)	AVERAGE FAIR VALUE AS OF VESTING DATE OF EQUITY AWARDS GRANTED AND VESTED IN THE COVERED YEAR ($)	YEAR OVER YEAR AVERAGE CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE COVERED YEAR ($)	TOTAL AVERAGE EQUITY AWARD ADJUSTMENT ($)
2023	6,330,551	(30,426,873)	1,454,757	(42,030,679)	(64,672,244)
2022	—	(3,731,610)	—	188,440	(3,543,170)
2021	—	358,530,261	—	75,350,006	433,880,267

(3) Represents the total stockholder return (TSR) of a $100 investment in our stock as of September 16, 2020, the date that our common stock began trading on the New York Stock Exchange, valued again on each of January 31, 2021, 2022, and 2023, assuming the reinvestment of gross dividends.

(4) Represents the TSR of the S&P 500 Information Technology Index based on a $100 investment as of September 16, 2020, valued again on each of January 31, 2021, 2022, and 2023, assuming the reinvestment of gross dividends.

(5) Represents net income (loss) as reported in our audited consolidated financial statements.

(6) We have identified product revenue as the most important financial performance measure used to link compensation actually paid to the CEO and other NEOs to our performance, as this measure is one of our key business metrics and is used to determine executive compensation, including as the key metric that determines funding under our Cash Incentive Bonus Plan.

FINANCIAL PERFORMANCE MEASURES

Below are the most important financial performance measures used by us to link compensation actually paid to our NEOs for fiscal year 2023 to our performance:

- Product Revenue

- Non-GAAP Product Gross Margin

- Non-GAAP Operating Margin

- Quarter over Quarter Stable Edges Growth

ANALYSIS OF INFORMATION PRESENTED IN THE PAY VERSUS PERFORMANCE TABLE

As required by SEC rules, we are providing in this section a graphic analysis showing a comparison of the CAP to named executive officers and the other metrics presented in the Pay Versus Performance table: total stockholder return, net income (loss), and product revenue.

The following graph shows the relationship between the CAP to our CEO, the average CAP to our other NEOs, our cumulative total stockholder return, and the cumulative total stockholder return of our peer group for each of the periods presented in the Pay Versus Performance table.



CEO and Average NEO CAP Versus SNOW TSR and Peer Group TSR

The following graph shows the relationship between the CAP to our CEO, the average CAP to our other NEOs, and our annual product revenue for each of the periods presented in the Pay Versus Performance table.



CEO and Average NEO CAP Versus Product Revenue

- Compensation Actually Paid to CEO
- Average Compensation Actually Paid to Other NEOs
- Product Revenue

The following graph shows the relationship between the CAP to our CEO, the average CAP to our other NEOs, and our annual net income (loss) for each of the periods presented in the Pay Versus Performance table.



All of the information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information regarding the ownership of our common stock as of April 30, 2023 by:

- each named executive officer;

- each of our directors;

- our directors and executive officers as a group; and

- each person or entity known by us to own beneficially more than 5% of our capital stock.

In May 2023, our board of directors appointed each of Christian Kleinerman, our SVP, Product Management, and Grzegorz Czajkowski, our SVP, Engineering and Support, as an executive officer. Mr. Kleinerman and Dr. Czajkowski are not included in the following table.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 325,811,717 shares of common stock outstanding as of April 30, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all (i) shares underlying RSU awards held by the person that may vest and settle within 60 days of April 30, 2023 and (ii) shares subject to options held by the person that are currently exercisable, or would be exercisable or would vest based on service-based vesting conditions within 60 days of April 30, 2023. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Snowflake Inc. Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715.

NAME	SHARES OF COMMON STOCK BENEFICIALLY OWNED (#)	PERCENTAGE OF SHARES BENEFICIALLY OWNED (%)
NAMED EXECUTIVE OFFICERS AND DIRECTORS		
Frank Slootman[1]	12,969,839	3.8
Michael P. Scarpelli[2]	3,118,990	1.0
Benoit Dageville[3]	6,517,372	2.0
Christopher W. Degnan[4]	1,273,775	*
Teresa Briggs[5]	30,000	*
Stephen B. Burke[6]	1,918	*
Jeremy Burton[7]	37,703	*
Mark S. Garrett[8]	689,234	*
Kelly A. Kramer[9]	43,932	*
Mark D. McLaughlin	—	*
John D. McMahon[10]	868,610	*
Michael L. Speiser[11]	2,860,551	*
Jayshree V. Ullal[12]	51,224	*
All directors and current executive officers as a group (13 persons)[13]	28,463,148	8.3
5% STOCKHOLDERS		
The Vanguard Group[14]	17,709,367	5.4

* Less than 1 percent.

(1) Consists of (i) 97,000 shares of common stock held by Mr. Slootman, (ii) 767,292 shares of common stock held by the Slootman Living Trust, for which Mr. Slootman is a trustee, (iii) 83,014 shares of common stock held by the Slootman Family Foundation, for which Mr. Slootman is a trustee but with respect to which Mr. Slootman has no pecuniary interest, (iv) 16,300 shares of common stock held by the Slootman's Grandchildren's Trust, for which Mr. Slootman is a trustee, (v) 2,770 shares of common stock issuable upon the vesting, within 60 days of April 30, 2023, of RSU awards granted to Mr. Slootman, and (vi) 12,003,463 shares of common stock subject to stock options held by Mr. Slootman that are exercisable within 60 days of April 30, 2023.

(2) Consists of (i) 83,022 shares of common stock held by Mr. Scarpelli, (ii) 577,218 shares of common stock held by the Michael P. Scarpelli 2019 Grantor Retained Annuity Trust, for which Mr. Scarpelli is a beneficiary, (iii) 178,947 shares of common stock held by the Scarpelli Family Trust, for which Mr. Scarpelli is a trustee, (iv) 9,686 shares of common stock held by the 2020 Fintail Irrevocable GST Exempt Trust f/b/o Child 1, (v)

9,686 shares of common stock held by the 2020 Fintail Irrevocable GST Exempt Trust f/b/o Child 2, (vi) 9,686 shares of common stock held by the 2020 Fintail Irrevocable GST Exempt Trust f/b/o Child 3, (vii) 2,755 shares of common stock held by the 2020 Fintail Irrevocable Non-Exempt Trust f/b/o Child 1, (viii) 2,755 shares of common stock held by the 2020 Fintail Irrevocable Non-Exempt Trust f/b/o Child 2, (ix) 2,755 shares of common stock held by the 2020 Fintail Irrevocable Non-Exempt Trust f/b/o Child 3, (x) 1,441 shares of common stock issuable upon the vesting, within 60 days of April 30, 2023, of RSU awards granted to Mr. Scarpelli within 60 days of April 30, 2023, and (xi) 2,241,039 shares of common stock subject to a stock option held by Mr. Scarpelli that is exercisable within 60 days of April 30, 2023, of which 158,774 shares would be unvested as of such date.

(3) Consists of (i) 5,081,133 shares of common stock held by The Snow Trust, for which Dr. Dageville is a trustee, (ii) 1,108 shares of common stock issuable upon the vesting, within 60 days of April 30, 2023, of RSU awards granted to Dr. Dageville, and (iii) 1,435,131 shares of common stock subject to stock options held by Dr. Dageville that are exercisable within 60 days of April 30, 2023, of which 50,000 shares would be unvested as of such date.

(4) Consists of (i) 95,591 shares of common stock held by Mr. Degnan, (ii) 537,289 shares of common stock held by the Degnan Family Trust, for which Mr. Degnan is a trustee, (iii) 120,000 shares of common stock held by the Degnan Gift Trust, for which Mr. Degnan's immediate family are beneficiaries, (iv) 3,810 shares of common stock issuable upon the vesting, within 60 days of April 30, 2023, of RSU awards granted to Mr. Degnan, and (v) 517,085 shares of common stock subject to stock options held by Mr. Degnan that are exercisable within 60 days of April 30, 2023, of which 63,620 shares would be unvested as of such date.

(5) Consists of 30,000 shares of common stock subject to a stock option held by The Teresa Briggs Trust that is exercisable within 60 days of April 30, 2023, of which 6,250 shares would be unvested as of such date.

(6) Consists of 1,918 shares of common stock held by Mr. Burke and his spouse.

(7) Consists of (i) 1,244 shares of common stock held by Mr. Burton and (ii) 36,459 shares of common stock subject to a stock option held by Mr. Burton that is exercisable within 60 days of April 30, 2023, of which 7,292 shares would be unvested as of such date.

(8) Consists of (i) 1,224 shares of common stock held by Mr. Garrett, (ii) 121,010 shares of common stock held by the Garrett Family Investment Partnership, for which Mr. Garrett is the general partner and (iii) 567,000 shares of common stock subject to a stock option held by Mr. Garrett that is exercisable within 60 days of April 30, 2023, of which 106,554 shares would be unvested as of such date.

(9) Consists of (i) 1,224 shares of common stock held by Ms. Kramer and (ii) 42,708 shares of common stock subject to a stock option held by Ms. Kramer that is exercisable within 60 days of April 30, 2023.

(10) Consists of (i) 151,685 shares of common stock held by Mr. McMahon, (ii) 151,188 shares of common stock held by The John McMahon Software Irrevocable Trust, for which Mr. McMahon's immediate family are beneficiaries, (iii) 125,737 shares of common stock held by the John McMahon 1995 Family Trust, for which Mr. McMahon is a trustee, and (iv) 440,000 shares of common stock subject to stock options held by Mr. McMahon that are exercisable within 60 days of April 30, 2023.

(11) Consists of (i) 20,574 shares of common stock held by Mr. Speiser, (ii) 2,217,289 shares of common stock held by trusts, for which Mr. Speiser is a trustee and (ii) 622,688 shares of common stock held by Chatter Peak Partners, L.P., for which Mr. Speiser is a trustee of a trust which is the general partner.

(12) Consists of (i) 1,224 shares of common stock held by Ms. Ullal and (ii) 50,000 shares of common stock subject to a stock option held by Ms. Ullal that is exercisable within 60 days of April 30, 2023, of which 12,500 shares would be unvested as of such date.

(13) Consists of (i) 11,091,134 shares of common stock held by all named executive officers and directors as a group, (ii) 9,129 shares of common stock issuable upon the vesting, within 60 days of April 30, 2023, of RSU awards granted to executive officers, and (iii) 17,362,885 shares of common stock subject to stock options that are exercisable within 60 days of April 30, 2023, of which 404,990 shares would be unvested as of such date.

(14) Based solely on a report on Schedule 13G/A filed with the SEC on February 9, 2023. The Vanguard Group has shared voting power of 211,613 shares of common stock, sole dispositive power over 17,097,565 shares of common stock and shared dispositive power over 611,802 shares of common stock. The Schedule 13G/A contained information as of December 30, 2022 and may not reflect current holdings of common stock. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of such securities. To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required, during the fiscal year ended January 31, 2023, we believe that all required reports were timely filed, except that, due to administrative error, one Form 4 for Carl M. Eschenbach to report shares of our common stock received by an entity affiliated with Sequoia Capital, of which Mr. Eschenbach was a partner, was filed late on May 10, 2022.

TRANSACTIONS WITH
RELATED PERSONS

In addition to the compensation arrangements with our directors and executive officers discussed in the sections titled "Director Compensation" and "Executive Compensation," the following is a description of each transaction since the beginning of our last fiscal year and each currently proposed transaction in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

RELATIONSHIP WITH OBSERVE, INC.

Mr. Burton, a member of our board of directors, is currently the Chief Executive Officer of Observe, Inc. Observe has been our customer since 2018. Pursuant to our customer agreement with Observe, Observe made payments to us of $6,044,950 during fiscal year 2023. Our agreements with Observe are negotiated in the ordinary course of business on terms that are comparable to the terms available to an unrelated third party.

RELATIONSHIPS WITH CTP AVIATION

Frank Slootman, our Chief Executive Officer and a member of our board of directors, and Michael P. Scarpelli, our Chief Financial Officer, each own an aircraft that is used in a pool of aircraft by CTP Aviation, a charter aircraft company, pursuant to a lease-back arrangement. We book charter aircraft for business travel services for Mr. Slootman, Mr. Scarpelli, and other employees through CTP Aviation, and from time to time, each of Mr. Slootman's and Mr. Scarpelli's plane is used for business trips chartered by us. As part of the lease-back arrangements, when Mr. Slootman's or Mr. Scarpelli's plane is used by CTP Aviation (including any travel booked by us), as the aircraft owner Mr. Slootman or Mr. Scarpelli, as applicable, receives from CTP Aviation substantially all of the charter charges, net of any charter fee retained by CTP Aviation and related aircraft operating expenses. During fiscal year 2023, we (i) paid CTP Aviation $215,364 for business travel on Mr. Slootman's aircraft, and (ii) did not pay CTP Aviation for any business travel on Mr. Scarpelli's aircraft.

RELATIONSHIP WITH WORKDAY, INC.

Carl M. Eschenbach was a member of our board of directors during fiscal year 2023 and was appointed as the Co-Chief Executive Officer of Workday, Inc. on December 14, 2022, and he currently holds that position. Pursuant to our vendor agreement with Workday, we made payments to Workday of $2,185,119 during fiscal year 2023. Our agreements with Workday are negotiated in the ordinary course of business on terms that are comparable to the terms available to an unrelated third party. On April 5, 2023, Mr. Eschenbach resigned as a member of our board of directors.

ADVISOR RELATIONSHIP WITH CARL M. ESCHENBACH

Effective upon his resignation as a member of our board of directors, we entered into advisor agreement with Mr. Eschenbach pursuant to which he provides advisory services to management, our board of directors, and any committees thereof. In connection with his role as an advisor, (i) Mr. Eschenbach's outstanding RSU awards will continue to vest so long as he is providing Continuous Service (as defined in the 2020 Plan), and (ii) he received an RSU award for 534 shares of our common stock, which will fully vest on April 5, 2024, subject to Mr. Eschenbach's Continuous Service through such date.

EMPLOYMENT ARRANGEMENT WITH AN IMMEDIATE FAMILY MEMBER OF OUR PRESIDENT OF PRODUCTS

Cedric Dageville, the son of Benoit Dageville, our President of Products and a member of our board of directors, was a corporate account executive during fiscal year 2023. During fiscal year 2023, Cedric Dageville earned cash compensation, bonuses, and commissions of $266,607, in addition to equity. Cedric Dageville's compensation was based on reference to external market practices of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our President of Products and directors. Cedric Dageville was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to our President of Products and directors.

INDEMNIFICATION AGREEMENTS

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors or its designee. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled "Executive Compensation—Limitations of Liability and Indemnification Matters."

POLICIES AND PROCEDURES FOR TRANSACTIONS WITH RELATED PERSONS

We have adopted a Related Party Transactions Policy, which sets forth the procedures for our board of directors or our audit committee to identify, review, consider, and approve or ratify any transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect material interest. In approving or rejecting any such transaction, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

HOUSEHOLDING OF
PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokerage firms) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokerage firms with account holders who are our stockholders will likely be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your brokerage firm that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your brokerage firm or us. Direct your written request to us via email at IR@snowflake.com. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokerage firm.

OTHER
MATTERS

The board of directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with his or her best judgment.

May 25, 2023

We have filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 with the SEC. It is available free of charge at the SEC's web site at www.sec.gov. Stockholders can also access this Proxy Statement and our Annual Report on Form 10-K at www.investors.snowflake.com. A copy of our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 is also available without charge upon written request to us via email at IR@snowflake.com.

APPENDIX A
STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES

This proxy statement includes the following non-GAAP financial measure, which should be viewed as an addition to, and not a substitute for or superior to, financial measures calculated in accordance with GAAP.

- **Non-GAAP Free Cash Flow.** Free cash flow is defined as net cash provided by (used in) operating activities reduced by purchases of property and equipment and capitalized internal-use software development costs. Cash outflows for employee payroll tax items related to the net share settlement of equity awards are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow. We believe this measure provides useful supplemental information to investors because it is an indicator of the strength and performance of our core business operations.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with our condensed consolidated financial statements prepared in accordance with GAAP. Our presentation of non-GAAP financial measures may not be comparable to similar measures used by other companies. We encourage stockholders to carefully consider our GAAP results, as well as our supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand our business. Please see the table below for the reconciliation of GAAP and non-GAAP results.

GAAP to Non-GAAP Reconciliation

(in millions, except for percentages)

	Fiscal Year Ended January 31,	
	2023	**2022**
Free cash flow:		
GAAP net cash provided by operating activities	$ 546	$ 110
Less: purchases of property and equipment	(25)	(16)
Less: capitalized internal-use software development costs	(24)	(13)
Non-GAAP free cash flow	$ 497	$ 81

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-39504



SNOWFLAKE INC.

(Exact name of registrant as specified in its charter)

Delaware	46-0636374
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 3A, 106 East Babcock Street
Bozeman, MT 59715

(Address of principal executive offices)[1]

(844) 766-9355

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	SNOW	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).   ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant on July 29, 2022 (the last business day of the Registrant's fiscal second quarter), based on the closing price of $149.91 for shares of the Registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $46.2 billion.

As of March 17, 2023, there were 325.0 million shares of the registrant's Class A common stock, par value of $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated herein by references in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2023.

---

[1] We are a Delaware corporation with a globally distributed workforce and no corporate headquarters. Under the Securities and Exchange Commission's rules, we are required to designate a "principal executive office." For purposes of this report, we have designated our office in Bozeman, Montana as our principal executive office, as that is where our Chief Executive Officer and Chief Financial Officer are based.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding our future results of operations and financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as "anticipate," "believe," "continue," "could," "design," "estimate," "expect," "intend," "may," "plan," "potentially," "predict," "project," "should," "will," "would," or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, expenses, and other operating results, including statements relating to the portion of our remaining performance obligations that we expect to recognize as revenue in future periods;

- our ability to acquire new customers and successfully retain existing customers;

- our ability to increase consumption on our platform;

- our ability to continue to innovate and make new features generally available to customers;

- our ability to achieve or sustain our profitability;

- future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

- the costs and success of our sales and marketing efforts, and our ability to promote our brand;

- our growth strategies for, and market acceptance of, our platform and the Data Cloud, as well as our ability to execute such strategies;

- our ability to successfully integrate and realize the benefits of strategic acquisitions;

- our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to protect our intellectual property rights and any costs associated therewith;

- our expectations regarding general market conditions and the effects of those conditions, including on customer and partner activity;

- our ability to compete effectively with existing competitors and new market entrants;

- the growth rates of the markets in which we compete;

- our expectations regarding our stock repurchase program; and

- the impacts of volatility and uncertainty in the global economy on our business and the businesses of our customers and partners.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Other sections of this Annual Report on Form 10-K may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report or to conform these statements to actual results or to changes in our expectations. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Investors and others should note that we may announce material business and financial information to our investors using our investor relations website (investors.snowflake.com), our filings with the Securities and Exchange Commission (SEC), webcasts, press releases, and conference calls. We use these mediums, including our website, to communicate with investors and the general public about our company, our products, and other issues. It is possible that the information that we make available on our website may be deemed to be material information. We therefore encourage investors and others interested in our company to review the information that we make available on our website.

SELECTED RISKS AFFECTING OUR BUSINESS

Investing in our common stock involves numerous risks, including those set forth below. This summary does not contain all of the information that may be important to you, and you should read this summary together with the more detailed discussion of risks and uncertainties set forth in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. Below are summaries of some of these risks, any one of which could materially adversely affect our business, results of operations, and financial condition. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

- We have experienced rapid revenue growth, which may not be indicative of our future performance, and we have a limited operating history, both of which make it difficult to forecast our future results of operations.

- We may not have visibility into our future financial position and results of operations.

- We have a history of operating losses and may not achieve or sustain profitability in the future.

- General market conditions, volatility, or disruptions, including higher inflation, higher interest rates, bank failures, and fluctuations or volatility in capital markets or foreign currency exchange rates, could have an adverse impact on our or our customers' or partners' businesses, which could negatively impact our financial condition or results of operations.

- The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

- If we fail to innovate in response to changing customer needs, new technologies, or other market requirements, our business, financial condition, and results of operations could be harmed.

- If we or our third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to our customers' data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.

- We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.

- We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

- Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and platform.

- Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

- Unfavorable conditions in our industry or the global economy, or reductions in cloud spending or our customers' actual or anticipated consumption rates, could limit our ability to grow our business and negatively affect our results of operations.

PART I

ITEM 1. BUSINESS

We believe in a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we deliver the Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from rapidly growing data sets in secure, governed, and compliant ways.

Our platform is the innovative technology that powers the Data Cloud, enabling customers to consolidate data into a single source of truth to drive meaningful business insights, build data applications, and share data and data products. We provide our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.

Snowflake solves the decades-old problem of data silos and data governance. Leveraging the elasticity and performance of the public cloud, our platform enables customers to unify and query data to support a wide variety of use cases. It also provides frictionless and governed data access so users can securely share data inside and outside of their organizations, generally without copying or moving the underlying data. As a result, customers can blend existing data with new data for broader context, augment data science efforts, and create new monetization streams. Delivered as a service, our platform requires near-zero maintenance, enabling customers to focus on deriving value from their data rather than managing infrastructure.

Our cloud-native architecture consists of three independently scalable but logically integrated layers across compute, storage, and cloud services. The compute layer provides dedicated resources to enable users to simultaneously access common data sets for many use cases with minimal latency. The storage layer ingests massive amounts and varieties of structured, semi-structured, and unstructured data to create a unified data record. The cloud services layer intelligently optimizes each use case's performance requirements with no administration. This architecture is built on three major public clouds across 38 regional deployments around the world. These deployments are generally interconnected to deliver the Data Cloud, enabling a consistent, global user experience.

Our platform supports a wide range of workloads that enable our customers' most important business objectives, including data warehousing, data lakes, and Unistore, as well as collaboration, data engineering, cybersecurity, data science and machine learning, and application development. From January 1, 2023 to January 31, 2023, we processed an average of approximately 2.6 billion daily queries across all our customer accounts, up from an average of approximately 1.5 billion daily queries during the corresponding month of the prior fiscal year. We are committed to expanding our platform's use cases and supporting developers in building their applications and businesses. In 2021, we launched Snowpark for Java to allow developers to build in the language of their choice, and in 2022 we added support for Python. We continue to invest in our Powered by Snowflake program to help companies build, operate, and market applications in the Data Cloud by supporting developers across all stages of the application journey. As of January 31, 2023, we had over 820 Powered by Snowflake registrants. Powered by Snowflake partners have access to go-to-market, customer support, and engineering expertise.

We have an industry-vertical focus, which allows us to go to market with tailored business solutions. For example, we have launched the Telecom Data Cloud, the Financial Services Data Cloud, the Media Data Cloud, the Healthcare and Life Sciences Data Cloud, and the Retail Data Cloud. Each of these brings together Snowflake's platform capabilities with industry-specific partner solutions and datasets to drive business growth and deliver improved experiences and insights.

Our business benefits from powerful network effects. The Data Cloud will continue to grow as organizations move their siloed data from cloud-based repositories and on-premises data centers to the Data Cloud. The more customers adopt our platform, the more data can be exchanged with other Snowflake customers, partners, data providers, and data consumers, enhancing the value of our platform for all users. We believe this network effect will help us drive our vision of the Data Cloud.

Our platform is used globally by organizations of all sizes across a broad range of industries. As of January 31, 2023, we had 7,828 total customers, increasing from 5,967 customers as of January 31, 2022. As of January 31, 2023, our customers included 573 of the Forbes Global 2000, based on the 2022 Forbes Global 2000 list, and those customers contributed approximately 41% of our revenue for the fiscal year ended January 31, 2023. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the Global 2000 list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers, and we present our Forbes Global 2000 customer count for historical periods reflecting these adjustments. As our customers experience the benefits of our platform, they typically expand their usage significantly, as evidenced by our net revenue retention rate, which was 158% as of January 31, 2023. The number of customers that contributed more than $1 million in trailing 12-month product revenue increased from 184 to 330 as of January 31, 2022 and 2023, respectively.

We have achieved significant growth in recent periods. For the fiscal years ended January 31, 2023, 2022, and 2021, our revenue was $2.1 billion, $1.2 billion, and $592.0 million, respectively, representing year-over-year growth of 69% and 106%, respectively. Our net loss was $797.5 million, $679.9 million, and $539.1 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

The Rise of the Data Cloud

Data exists everywhere, but is often held hostage in silos by machines, applications, networks, and clouds. In order to access the value of this data, organizations are undergoing massive digital transformation initiatives, and data is driving operations for many modern enterprises. In an effort to mobilize data, companies have invested billions of dollars in disparate on-premises systems, infrastructure clouds, and application clouds. Yet, there are a myriad of challenges associated with legacy data solutions and the data silo problem persists.

We believe the Data Cloud can enable a world without data silos, allowing organizations to effortlessly discover, access, derive insights from, and share data from a variety of sources. Customers can share and provide access to each other's data or data products, augment data science and machine learning algorithms with more data sets, connect global supply chains through data hubs, build data products, and create new monetization channels by connecting data providers and consumers. As the Data Cloud grows through broad adoption and increasing usage, there are enhanced benefits from greater data availability. Moving forward, we are continuing to foster these benefits through industry-specific Data Clouds and the Powered by Snowflake program.

Our Solution

Our platform is built on a cloud-native architecture that leverages the massive scalability and performance of the public cloud. Our platform allows customers to consolidate data into a single source of truth to drive meaningful business insights, power applications, and share data across regions and public clouds. Key elements of our platform include:

- *Diverse data types.* Our platform integrates and optimizes structured, semi-structured, and unstructured data, while maintaining performance and flexibility.

- *Massive scalability of data volumes.* Our platform leverages the scalability and performance of the public cloud to support growing data sets without sacrificing performance.

- *Multiple use cases and users simultaneously.* Our platform makes compute resources dynamically available to address the demand of as many users and use cases as needed. Because the storage layer is independent of compute, the data is centralized and simultaneously accessible by many users without compromising performance or data integrity.

- *Optimized price-performance.* Our platform uses advanced optimizations to efficiently access only the data required to deliver the desired results. It delivers speed without the need for tuning or the expense of manually organizing data prior to use. Organizations can adjust their consumption to precisely match their needs, always optimizing for price-performance.

- *Easy to use.* Our platform can be up and running in seconds and is priced based on a consumption-based business model, reducing hidden costs and ensuring customers pay only for what they use. Snowpark, our developer framework, allows developers to interact with Snowflake through various popular programming languages, including Python. This, combined with our familiar SQL-based programming model and query language, provides choice for organizations without governance tradeoffs and saves time and costs to learn new skills or hire specialized analysts or data scientists.

- *Delivered as a service with no overhead.* Our platform is delivered as a service, eliminating the cost, time, and resources associated with managing underlying infrastructure. We deliver automated platform updates regularly with minimal planned downtime, eliminating expensive and time-consuming version and patch management. This gives customers the ability to consume more data at a lower total cost of ownership compared with other solutions.

- *Multi-cloud and multi-region.* Our platform is available on three major public clouds across 38 regional deployments around the world. These deployments are generally interconnected to provide a global and consistent user experience.

- *Seamless and secure collaboration.* Our platform enables governed and secure sharing of live data within an organization and externally across customers and partners, generally without copying or moving the underlying data. When sharing data across regions and public clouds, our platform allows customers to easily replicate data and maintain a single source of truth. Our platform also enables organizations to securely share and monetize data products.

Key Benefits to our Customers

Our platform enables customers to:

- *Transform into data-driven businesses.* Our platform eliminates data silos, empowers secure and governed access to data, and removes data management and infrastructure complexities. This enables organizations to drive greater insights, improve products and services, and pursue new business opportunities.

- *Consolidate data into a single, analytics-ready source of truth.* Our platform simplifies our customers' data infrastructure by centralizing data in an analytics-ready format. As a result, organizations are able to deliver secure, fast, and accurate decision making. It also simplifies governance and minimizes the errors, complexity, and costs associated with managing data silos.

- *Increase agility, augment insights, and create new monetization streams through seamless collaboration.* Our platform allows customers to seamlessly share and consume live data across their organizations, and with their partners, customers, and suppliers, without moving the underlying data. Our platform also allows customers to unlock previously untapped monetization streams through creating and sharing data applications and data products. Customers can also leverage the Snowflake Marketplace, which provides access to hundreds of live, ready-to-query third-party data sets and data products across a wide range of categories. Through collaborating within and outside of their ecosystems, our customers are able to enhance insights and better reach, engage, and retain their end customers.

- *Benefit from a global multi-cloud strategy.* Our platform delivers a consistent product experience across connected regions and public clouds. With a global multi-cloud strategy, organizations can optimize for the best features and functionality each public cloud provides, without becoming overly reliant on a single public cloud provider. Our customers can optimize their cloud costs, seamlessly migrate data among connected public clouds without having to alter existing security policies, and implement regional strategies, including to meet regulatory and data sovereignty requirements.

- *Reduce time spent managing infrastructure.* Because we deliver our platform as a service, our customers can focus on driving immediate value from their data and not on managing complex and expensive infrastructure.

- *Enable greater data access through enhanced data governance.* Security and governance, including the encryption of data in transit and at rest, were designed into our platform architecture. This provides customers with the confidence to share their data inside their organizations, as well as with their partners, customers, and suppliers, to unlock new insights and build new applications.

Our Growth Strategies

We intend to invest in our business to advance the Data Cloud through the adoption of our platform. Our growth strategies include:

•   ***Innovate and advance our platform.*** We have a history of technological innovation, releasing new features on a regular basis and making frequent updates to our platform. We intend to continue making significant investments in research and development and hiring top technical talent to enable new use cases, strengthen our technical lead in our platform's architecture, and increase our differentiation through enhanced collaboration capabilities. For example, in 2021 we launched Snowpark for Java to allow developers to build in the language of their choice, and we continue to expand Snowpark's capabilities and supported languages, most recently with Python in 2022.

•   ***Drive growth by acquiring new customers.*** We believe that nearly all organizations will eventually embrace a cloud strategy, and that the opportunity to continue growing our customer base, particularly with larger organizations and organizations with vast amounts of data, is substantial. To drive new customer growth, we intend to continue investing in sales and marketing, with a focus on replacing legacy solutions and big data offerings and providing industry-specific services.

•   ***Drive increased usage within our existing customer base.*** As customers realize the benefits of our platform, they typically increase their platform consumption by processing, storing, and sharing more data. We plan to continue investing in sales and marketing, with a focus on driving more consumption on our platform to grow large customer relationships, which lead to scale and operating leverage in our business model.

•   ***Expand our global footprint.*** As organizations around the world increase their public cloud adoption, we believe there is a significant opportunity to expand the use of our platform outside of North America. We continue to make investments in sales and marketing, research and development, customer support, and public cloud deployments across the EMEA, Asia-Pacific and Japan (APJ), and Latin America regions.

•   ***Expand data content and collaboration across our global ecosystem.*** Our platform provides an innovative way for organizations to collaborate and connect with data and data products, including through our Marketplace. We plan to continue investing in adding new customers, partners, data providers, data consumers, and forms of sharing to connect on our platform, and to drive market awareness of the Data Cloud.

•   ***Grow and invest in our partner network.*** Our Snowflake Partner Network is comprised of system integrators, resellers, data providers, and other services partners who help accelerate the adoption of our platform, and technology partners, who help provide end-to-end solutions to our customers. We plan to continue investing in building out our partner program to drive more consumption on our platform, broaden our distribution footprint, acquire new customers, and drive greater awareness of our platform. For example, we launched our Powered by Snowflake program in 2021 to help customers and partners build, operate, and grow their applications built using Snowflake, and we continue to invest in expanding the program.

Our Platform

Our platform unifies data and supports a growing variety of workloads, including data warehousing, data lakes, and Unistore, as well as collaboration, data engineering, cybersecurity, data science and machine learning, and application development. Customers can leverage our platform for any one of these workloads, but when taken together, it provides an integrated, end-to-end solution that delivers greater insights, faster data transformations, improved data sharing, and accelerated application development. Delivered as a service, our platform is deployed across multiple public clouds and regions, is easy to use, and requires near-zero maintenance.

Workloads

Organizations use our platform to power the following workloads:

- **Data Warehouse.** Our platform provides reporting and analytics to improve business intelligence. For Data Warehouse, our platform enables organizations to:

  ◦ *Support multiple users and activities concurrently.* Enable multiple activities, such as repeatable analytics, rendering of dashboards, or ad hoc explorations, such as data science model training, with flexible compute capacity, no resource contention, and no provisioning of any infrastructure.

  ◦ *Generate comprehensive data insights.* Customers can run queries on structured, semi-structured, and unstructured data to capitalize on a more comprehensive view of their data to drive maximum insights.

  ◦ *Simplify data governance.* Gain immediate insight into data and usage patterns and set policies and configurations to maximize governance.

- **Data Lake.** Our platform can serve as a central data repository without trade-offs in performance, security, or data governance. It can also augment existing data lakes with seamless access to external data and open formats. For Data Lake, our platform enables organizations to:

  ◦ *Build a modern scalable data lake in the cloud.* Consolidate data into one centralized place with the scalability, security, and power of the cloud to enable real-time analytics on all data. Customers can rely on this centralized data repository to address a variety of use cases.

  ◦ *Enact better governance and security to enable broader data access.* Simplify data governance and provide rich security and controls to ensure data is managed and accessed according to regulatory and corporate requirements.

- **Collaboration**. Our platform enables organizations to securely share, monetize, and acquire live data sets and data products. For Collaboration, our platform enables organizations to:

  ◦ *Securely share live data*. Build a private data exchange for employees across all parts of the organization to access, share, and analyze live data.

  ◦ *Acquire data sets to enrich analytics*. Leverage public data sets on our Marketplace to enrich insights, augment analysis, and inform machine learning algorithms.

  ◦ *Monetize new data sets and data products*. List data sets or data products to our Marketplace and tap into new monetization streams.

  ◦ *Invite external parties to access governed data*. Invite customers, suppliers, and partners to securely access their data, streamline operations, and increase transparency.

  ◦ *Enable data clean rooms*. Our platform enables data clean rooms, allowing organizations to design their own collaborative data environment in a privacy-compliant manner.

  ◦ *Easy data replication*. Our platform allows for easy replication of data, accounts, policies, and pipelines for multiple users across multiple public cloud providers and regions without compromising data integrity and governance, enabling our customers and their users to rely on a single source of truth and achieve cross-cloud business continuity.

- **Data Engineering.** Our platform enables data engineers, IT departments, data science teams, and business analytics teams to efficiently build and manage data pipelines using SQL, Python, or other programming languages to transform raw data into actionable data for business insights. For Data Engineering, our platform enables organizations to:

  ◦ *Drive faster decision making*. Ingest data and transform it in real time to ensure access to up-to-date information to drive better business outcomes.

  ◦ *Dynamically meet peak business demands*. Meet fluctuating business demands by instantly scaling resources up and down.

- *Cybersecurity*. Our platform helps eliminate data silos, which can enable robust analytics and better security outcomes. For Cybersecurity, our platform enables organizations to:

  ◦ *Accelerate security analytics*. Unify logs, enterprise data, and contextual data sets to achieve better fidelity and automation.

  ◦ *Leverage customized resources*. Access dynamically updated threat intelligence from our Marketplace and a wide network of connected applications that provide out-of-the-box integrations, content, and visualizations to enable initiatives such as threat detection and response.

- *Data Science and Machine Learning.* A majority of data science efforts involve transforming massive amounts of raw data at scale to enable advanced analytics, such as advanced statistical analysis and machine learning techniques. For Data Science and Machine Learning, our platform enables organizations to:

  ◦ *Accelerate transformations across massive data sets*. Store and transform data at scale with the massive scalability and performance of the public cloud.

  ◦ *Integrate with leading data science tools and languages*. Manage resources for data transformation and use leading data science tools, with the support of Scala, R, Java, and Python, to build machine learning algorithms in a single cloud platform.

- *Application Development.* Our platform can power new applications as well as enable existing applications with capabilities for reporting and analytics. For Application Development, our platform enables organizations to:

  ◦ *Develop analytical applications*. Build data applications with our platform serving as the analytical engine to provide massive scalability and insights with minimal operational overhead.

  ◦ *Embed Snowflake into existing applications*. Feed data and analytics directly into business applications in the context of daily workstreams.

Architecture

Our platform was built from the ground up to take advantage of the cloud, and is built on an innovative multi-cluster, shared data architecture. It consists of three independently scalable layers deployed and generally connected globally across public clouds and regions:

- *Centralized storage.* The storage layer is based on scalable cloud storage and can manage structured, semi-structured, and unstructured data. It can be grown independently of compute resources, allowing for maximum scalability and elasticity, and ensures a single, persistent copy of the data. The stored data is automatically partitioned, and metadata is extracted during loading to enable efficient processing.

- *Multi-cluster compute.* The compute layer is designed to capitalize on the instant elasticity and performance of the public cloud. Compute clusters can be spun up and down easily within seconds, enabling our platform to retrieve the optimal data required from the storage layer to answer queries and transform data with optimized price-performance. This functionality allows a multitude of users and use cases to operate on a single copy of the data.

- *Cloud services.* The cloud services layer acts as the brain of the platform ensuring the different components work in unison to deliver a consistent user-friendly customer experience. It performs a variety of tasks, including security operations, system monitoring, query optimization, and metadata and state tracking throughout the platform.

This architecture is built on three major public clouds across 38 regional deployments around the world. These deployments are generally interconnected through our Snowgrid technology to deliver the Data Cloud, enabling a global and consistent user experience.

Our Technology

Innovation is at the core of our culture. We have developed innovative technology across our platform, including managed service, storage, query capabilities, compute model, data sharing, global infrastructure, and integrated security.

- *Managed Service*

  ◦ *High availability.* Within a region, all components of our platform are distributed over multiple data centers to ensure high availability. Hardware and software problems are automatically detected and addressed by the system, with full transparency to our customers.

  ◦ *Transactions.* Our platform supports full ACID compliant transactional integrity, ensuring that data remains consistent even when our platform is concurrently used by many users and use cases.

  ◦ *Data availability and recovery.* Our platform provides customers the ability to replicate data across various deployments, create point-in-time consistent snapshots of data, and view or recover deleted or changed data over a configured period of time. This allows customers to avoid difficult trade-offs between high recovery times, data loss, or downtime.

- *Storage*

  ◦ *Columnar data.* Our platform stores data in a proprietary columnar representation, which optimizes the performance of analytical and reporting queries. It also provides high compression ratios, resulting in economic benefits for customers.

  ◦ *Micro-partitioning.* Our platform automatically partitions all data it stores without the need for user specification or configuration. It creates small files called "micro partitions" based on size, enabling optimizations in query processing to retrieve only the data relevant for user queries, simplifying user administration and enhancing performance.

  ◦ *Metadata.* When data is ingested, our platform automatically extracts and stores metadata to speed up query processing. It does so by collecting data distribution information for all columns in every micro-partition.

  ◦ *Semi-structured and unstructured data.* In addition to structured, relational data, our platform supports semi-structured data, including JSON, Avro, and Parquet, and unstructured data, including PDF documents, screenshots, recordings, and images. Data in these formats can be ingested and queried with performance comparable to a relational, structured representation.

- *Query Capabilities.* Our platform is engineered to query petabytes of data. It implements support for a large subset of the ANSI SQL standard for read operations and data modification operations. Our platform provides additional features, including:

  ◦ *Time travel.* Our platform keeps track of all changes happening to a table, which enables customers to query previous versions based on their preferences. Customers can query as of a relative point in time or as of an absolute point in time. This has a broad array of use cases for customers, including error recovery, time-based analysis, and data quality checks.

  ◦ *Cloning.* Our architecture enables us to offer zero-copy cloning, an operation by which entire tables, schemas, or databases can be duplicated—or cloned—without having to copy or duplicate the underlying data. Our platform leverages the separation between cloud services and storage to be able to track independent clones of objects sharing the same physical copy of the underlying data. This enables a variety of customer use cases such as making copies of production data for data scientists, creating custom snapshots in time, or testing data pipelines.

- ***Compute Model.*** Our platform offers a variety of capabilities to operate on data, from ingestion to transformation, as well as rich query and analysis. Our compute services are primarily presented to users in one of two models, either through explicit specification of compute clusters or through a number of serverless features.

  ◦ *Compute Clusters.* Our platform exposes compute clusters as a core concept. Our customers are able to create as few or as many compute clusters as they want and specify compute capacity at tiered levels. These clusters can be configured to run only when needed, with cluster instantiation operations typically completed in seconds. Compute clusters can also be configured as a multi-cluster warehouse in which our platform can automatically add and remove additional instances of a given cluster to address variations in query demands. This gives us the ability to offer extremely high levels of concurrency with a simple configuration specification. We also offer warehouse recommendations for workloads that have large memory requirements, such as machine learning use cases.

  ◦ *Serverless features.* We offer a number of additional services that automatically provide the capacity our customers require. For example, our data ingestion service automatically ingests data from cloud storage and allocates compute capacity based on the amount of data ingested; our clustering service continuously rearranges the physical layout of data to ensure conformity with clustering key specifications, improving performance; our materialized views service propagates changes from underlying tables to views that have materialized subsets or summaries; our replication service moves data between regions or clouds; our search optimization service analyzes changes in data, maintains information that speeds up lookup queries, and accelerates queries performing lookups of specific values; and our query acceleration service automatically offloads parts of eligible queries to shared, flexible compute clusters to handle high-burst workloads.

- ***Data Sharing.*** In our platform, data sharing is defined through access control and not through data movement. As such, the data consumer sees no latency relative to updates from the data provider, and incurs no cost to move or transform data to make it usable. Based on the same technology principles, our platform enables data clean rooms.

- ***Global Infrastructure***

  ◦ *Database replication.* Our platform enables customers to replicate data from one region or public cloud to another region or public cloud while maintaining transactional integrity.

  ◦ *Business continuity.* Our platform enables failing over and failing back a database and redirecting clients transparently across regions or public clouds. This provides an integrated and global disaster recovery capability.

  ◦ *Global listings for sharing.* Our platform enables a listing to be published globally to access consumers across regions or public clouds.

- ***Built-in Security.*** We built our platform with security as a core tenet. Our platform provides a number of capabilities for customers to confidently use our platform while preserving the security requirements of their organizations, including:

  ◦ *Authentication.* Our platform supports rich authentication capabilities, including federated authentication with a variety of identity providers, as well as support for multi-factor authentication.

  ◦ *Access control.* Our platform provides a fine-grained security model based on role-based access control. It provides granular privileges on system objects and actions.

  ◦ *Data encryption.* Our platform encrypts all data, both in motion and at rest, and simplifies operations by providing automatic re-keying of data. It also supports customer-managed keys, where an additional layer of encryption is provided by keys controlled by customers, giving them the ability to control access to the data.

Sales and Marketing

We sell our platform primarily through our direct sales team, which consists of field sales and inside sales professionals segmented by customer industry, size, and region. Our direct sales team is primarily focused on new customer acquisitions and driving increased usage of our platform by existing customers. The breadth of our platform allows us to engage at every level of an organization, including data analysts and data engineers through our self-service model and senior executives through our direct sales team. The substantial majority of our global sales and marketing efforts are carried out by teams located in North America. Outside of North America, we have dedicated direct sales teams for the EMEA and APJ regions for organizations of all sizes.

Many organizations initially adopt our platform through a self-service trial on our website. We deploy a range of marketing strategies to drive traffic to our website and usage of our platform. Our marketing team combines the creation of inbound demand with direct marketing, business development, and efforts targeted at business and technology leaders.

Partnerships

Our partnership strategy is focused on delivering complete end-to-end solutions for our customers, driving general awareness of our platform, and broadening our distribution and reach to new customers. Our Snowflake Partner Network is a global program that manages our business relationships with a broad-based network of companies. Our partnerships consist of channel partners, system integrators, data providers, and other technology partners. Collectively, these partners help us source leads, execute transactions, and provide training and implementation of our platform. Our system integrator partners help make the adoption of and migration to our platform easier by providing implementations, value-added professional services, managed services, and resale services. Our technology partners provide strategic value to our customers by providing software tools, such as data loading, business intelligence, machine learning, data governance, and security, as well as data sets on our Marketplace, to augment the capabilities of our platform. We continue to invest in formal alliances with the leading consulting, data management, and implementation service providers to help our customers migrate their legacy database solutions to the cloud. Over time, we expect our partner network to drive more customers and consumption to our platform.

Research and Development

Our research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of our platform. It is also responsible for operating and scaling our platform, including the underlying public cloud infrastructure. Our research and development employees are located primarily in or around Bellevue, Washington and San Mateo, California in the United States, and internationally in Berlin, Germany; Toronto, Canada; and Warsaw, Poland.

Our research and development organization consists of teams specializing in software engineering, user experience, product management, data science, technical program management, and technical writing. As of January 31, 2023, we had 1,378 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to expand our platform.

Our Competition

The markets we serve are highly competitive and rapidly evolving. With the introduction of new technologies and innovations, we expect the competitive environment to remain intense. Our competition includes the following:

- large, well-established, public cloud providers that generally compete in all of our markets, including Amazon Web Services (AWS), Microsoft Azure (Azure), and Google Cloud Platform (GCP);

- less-established public and private cloud companies with products that compete in some of our markets;

- other established vendors of legacy database solutions or big data offerings; and

- new or emerging entrants seeking to develop competing technologies.

We believe we compete favorably based on the following competitive factors:

- ability to provide and innovate around an architecture that is purpose-built for the cloud;

- ability to efficiently and seamlessly ingest diverse data types in one location at scale;

- ability to drive business value and ROI;

- ability to support multiple use cases in one platform, including various industry-specific use cases;

- ability to provide seamless and secure access of data to many users simultaneously;

- ability to seamlessly and securely share and move data across public clouds or regions;

- ability to provide a consistent user experience across multiple public cloud providers;

- ability to provide pricing transparency and optimized price-performance benefits;

- ability to elastically scale up and scale down in high-intensity use cases;

- ease of deployment, implementation, and use;

- choice of programming language;

- performance, scalability, and reliability;

- security and governance; and

- quality of service and customer satisfaction.

See the section titled "Risk Factors" for a more comprehensive description of risks related to competition.

Seasonality

Historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year. As a result, we have historically seen higher non-GAAP free cash flow in the first and fourth fiscal quarters of each year, and our sequential growth in remaining performance obligations has historically been highest in the fourth fiscal quarter of each year. For more information, including a definition of non-GAAP free cash flow and a reconciliation of free cash flow to the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles (GAAP), see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Human Capital Resources

General

As of January 31, 2023, we had 5,884 employees operating across 33 countries. None of our employees are represented by a labor union with respect to his or her employment. In certain countries in which we operate, such as France, we are subject to, and comply with, local labor law requirements, which include works councils and industry-wide collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Location

We are a Delaware corporation with a globally distributed workforce. We recruit and hire employees in jurisdictions around the world based on a range of factors, including the available talent pool, the type of work being performed, the relative cost of labor, regulatory requirements and costs, and other considerations. Some of our employees continue to work remotely following the COVID-19 pandemic, but the majority of our workforce has returned to physical offices.

Culture and Engagement

We consider our culture and employees to be important to our success. Our culture is driven by our core company values:

- **Put Customers First**: We only succeed when our customers succeed, so we focus on what matters most to them.

- **Integrity Always**: We are open, honest, and respectful.

- **Think Big**: We set big goals that will make a positive impact and a lasting difference.

- **Be Excellent**: We hold ourselves to the highest standards to achieve quality and excellence in everything we do.

- **Make Each Other the Best**: We bring ideas and people together through respect and collaboration.

- **Get it Done**: We follow through on our commitments and deliver results.

- **Own It**: We hold ourselves accountable at all times.

- **Embrace Each Other's Differences**: We are mindful that everyone has different experiences, and we use our differences to strengthen who we are.

Total Rewards

We have invested substantial time and resources in building our team, and we measure employee performance against our company values. We are dependent on our management, highly-skilled software engineers, and sales personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to provide opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs.

We use a combination of fixed and variable cash compensation for all employees, and we award equity compensation to certain employees that is designed to align our employees' interests with those of our stockholders. Eligible employees are also able to participate in our Employee Stock Purchase Plan, which allows employees to purchase our stock at a 15 percent discount up to U.S. Internal Revenue Code limits. We offer employees benefits that vary by country and are designed to meet or exceed local legal requirements and to be competitive in the marketplace.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how, and brand. We use open source software in our platform.

As of January 31, 2023, we held 486 issued U.S. patents and had 311 U.S. patent applications pending. We also held 117 issued patents in foreign jurisdictions. Our issued patents are scheduled to expire between January 2024 and July 2042. As of January 31, 2023, we held 27 registered trademarks in the United States, and also held 363 registered or protected trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Although we rely on intellectual property rights, including patents, copyrights, trademarks, and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our software, documentation, proprietary technology, and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled "Risk Factors" for a more comprehensive description of risks related to our intellectual property.

Government Regulation

Our business activities are subject to various federal, state, local, and foreign laws, rules, and regulations. Compliance with these laws, rules, and regulations has not had a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those related to global trade, business acquisitions, consumer and data protection, environmental or related requirements or disclosures, and taxes, could have a material impact on our business in future periods. For more information on the potential impacts of government regulations affecting our business, see the section titled "Risk Factors."

Available Information

Our website address is www.snowflake.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K. We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on our website at www.snowflake.com, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described below. You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our common stock could decline. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

Risks Related to Our Business and Operations

We have experienced rapid revenue growth, which may not be indicative of our future performance, and we have a limited operating history, both of which make it difficult to forecast our future results of operations.

Our revenue was $2.1 billion, $1.2 billion, and $592.0 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively. As a result of our historical rapid growth, limited operating history, and unstable macroeconomic conditions, our ability to accurately forecast our future results of operations, including revenue, remaining performance obligations (RPO), and the percentage of RPO we expect to recognize as revenue in future periods, is limited and subject to a number of uncertainties, including our ability to plan for and model future growth and platform consumption. Our historical revenue growth should not be considered indicative of our future performance.

Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including increased competition, changes to technology (including changes in software or underlying cloud infrastructure), and reduced demand for our platform as customers seek to optimize consumption, rationalize budgets, and prioritize cash flow management (including through shortened contract duration) in response to adverse economic conditions. In addition, we have recently seen, and may continue to see, our newer customers increase their consumption of our platform at a slower pace than our more tenured customers. As a result of the foregoing and our rapid revenue growth in prior periods, we expect our revenue growth rate to decline in future periods, and a decline in our revenue growth rate could adversely affect investors' perceptions of our business, and negatively impact the trading price of our common stock. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described below. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

We may not have visibility into our future financial position and results of operations.

Customers generally consume our platform by using compute, storage, and data transfer resources. Unlike a subscription-based business model, in which revenue is recognized ratably over the term of the subscription, we generally recognize revenue on consumption. Because our customers have flexibility in the timing of their consumption, we do not have the visibility into the timing of revenue recognition that a typical subscription-based software company has. There is a risk that customers will consume our platform more slowly than we expect, including in response to adverse macroeconomic conditions, and we have recently seen, and may continue to see, our newer customers increase their consumption of our platform at a slower pace than our more tenured customers. As a result, actual results may differ from our forecasts, and our results of operations in a given period should not be relied upon as indicative of future performance.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each period since inception. We generated net losses of $797.5 million, $679.9 million, and $539.1 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively. As of January 31, 2023 and 2022, we had an accumulated deficit of $2.7 billion and $1.9 billion, respectively. We expect our costs and expenses to increase in future periods. In particular, we intend to continue to invest significant resources to further develop our platform, expand our sales, marketing, and professional services teams, and retain our employees. In addition, our platform currently operates on public cloud infrastructure provided by Amazon Web Services (AWS), Microsoft Azure (Azure), and Google Cloud Platform (GCP), and our costs and gross margins are significantly influenced by the prices we are able to negotiate with these public cloud providers, which in certain cases are also our competitors. If we fail to meet any minimum commitments under these third-party cloud infrastructure agreements, we may be required to pay the difference, and our results of operations could be negatively impacted. We will also incur increased general and administrative expenses associated with our growth, including costs related to internal systems and operating as a public company. Our efforts to grow our business may be costlier than we expect, or our revenue growth rate may be slower than we expect, and we may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to achieve and sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and common stock may significantly decrease.

The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

The markets in which we operate are rapidly evolving and highly competitive. As these markets continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our current competitors include:

- large, well-established, public cloud providers that generally compete in all of our markets, including AWS, Azure, and GCP;

- less-established public and private cloud companies with products that compete in some of our markets;

- other established vendors of legacy database solutions or big data offerings; and

- new or emerging entrants seeking to develop competing technologies.

We compete based on various factors, including price, performance, breadth of use cases, multi-cloud availability, brand recognition and reputation, customer support, and differentiated capabilities, including ease of implementation and data migration, ease of administration and use, scalability and reliability, data governance, security and compatibility with existing standards, programming languages, and third-party products. Many of our competitors have substantially greater brand recognition, customer relationships, and financial, technical, and other resources than we do, and may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements, and buying practices.

We currently only offer our platform on the public clouds provided by AWS, Azure, and GCP, which are also some of our primary competitors. Currently, a substantial majority of our business is run on the AWS public cloud. There is risk that one or more of these public cloud providers could use its respective control of its public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us unfavorable pricing, leverage its public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements than it would treat its similarly situated customers. Further, they have the resources to acquire, invest in, or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products and services that compete favorably with those of the public cloud providers.

For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations, and financial condition.

If we fail to innovate in response to changing customer needs, new technologies, or other market requirements, our business, financial condition, and results of operations could be harmed.

We compete in markets that evolve rapidly. We believe that the pace of innovation will continue to accelerate as customers increasingly base their purchases of cloud data platforms on a broad range of factors, including performance and scale, markets addressed, types of data processed, ease of data ingestion, user experience and programming languages, use of artificial intelligence, and data governance and regulatory compliance. We introduced data warehousing on our platform in 2014 as our core use case, and our customers subsequently began using our platform for additional workloads, including data lake, data engineering, data science and machine learning, application development, cybersecurity, Unistore, and collaboration. Our future success depends on our ability to continue to innovate and increase customer adoption of our platform and the Data Cloud, including Snowflake Marketplace. Further, the value of our platform to customers is increased to the extent they are able to use it to process and access all types of data. We need to continue to invest in technologies, services, and partnerships that increase the types of data available and processed on our platform and the ease with which customers can ingest data into our platform. We must also continue to enhance our data sharing and marketplace capabilities so customers can share their data with internal business units, customers, and other third parties, acquire additional third-party data to combine with their own data in order to gain additional business insights, and develop and monetize applications on our platform. As we develop, acquire, and introduce new services and technologies, including those that may incorporate artificial intelligence and machine learning, we may be subject to new or heightened legal, ethical, and other challenges. In addition, our platform requires third-party public cloud infrastructure to operate. Currently, we use public cloud offerings provided by AWS, Azure, and GCP. We will need to continue to innovate to optimize our offerings for these and other public clouds that our customers require, particularly as we expand internationally. Further, the markets in which we compete are subject to evolving industry standards and regulations, resulting in increasing data governance and compliance requirements for us and our customers and partners. To the extent we expand further into the public sector and highly regulated countries and industries, our platform and operations may need to address additional requirements specific to those markets, including data sovereignty requirements.

If we are unable to enhance our platform or operations to keep pace with these rapidly evolving customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our platform, our business, financial condition, and results of operations could be adversely affected.

If we or our third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to our customers' data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.

Our platform processes, stores, and transmits our own sensitive data as well as customers' and partners' proprietary, confidential, and sensitive data, such as personal information, protected health information, and financial data. Our platform is built on the infrastructure of third-party public cloud providers, such as AWS, Azure, and GCP. We also use third-party service providers and sub-processors to help us deliver services to our customers and their end-users, as well as for our internal business operations. These vendors may process, store, or transmit data of our employees, partners, customers, and customers' end-users. Even though we may not control the security measures of these vendors, we may be responsible for any breach of such measures.

Threats to information systems and data come from a variety of sources, including traditional computer "hackers," internal and external personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. We and the third parties on which we rely are subject to a variety of evolving cyber threats, including unauthorized intrusions, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, social engineering attacks (including phishing), internal and external personnel misconduct or error, supply-chain attacks, software vulnerabilities, and software or hardware disruptions or failures, all of which are prevalent in our industry and our customers' and partners' industries. Furthermore, future business expansions or acquisitions could expose us to additional cybersecurity risks and vulnerabilities. The techniques used to sabotage or to obtain unauthorized access to our and our third-party providers' platforms, systems, networks, or physical facilities in which data is stored or processed, or through which data is transmitted change frequently, and are becoming increasingly difficult to detect. In addition, ransomware attacks are becoming increasingly frequent and severe, and we may be unwilling or unable to make ransom payments due to, for example, applicable laws or regulations prohibiting such payments. In general, cybersecurity breaches or efforts to mitigate security vulnerabilities could lead to significant interruptions in our operations, loss of data and income, reputational harm, diversion of funds, unexpected service interruptions, increased insurance costs, and other harm to our business, reputation, and competitive position.

We are a target of threat actors seeking unauthorized access to our or our customers' or partners' systems or data or to disrupt our operations or ability to provide our services. Threat actors may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks, or physical facilities utilized by our third-party service providers. Any security breach of our platform, our operational systems, our software (including open source software), our physical facilities, or the systems of our third-party service providers or sub-processors, or the perception that one has occurred, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management's attention, and other liabilities and damage to our business.

We have contractual and other legal obligations to notify relevant stakeholders of security breaches. Such mandatory disclosures are costly and could lead to negative publicity, loss of customer or partner confidence in the effectiveness of our security measures, diversion of management's attention, governmental investigations, and the expenditure of significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach.

A security incident may also cause us to breach, or lead to claims that we have breached, customer contracts or legal obligations. As a result, we could be subject to legal action (including the imposition of fines or penalties) and our customers could end their relationships with us. Furthermore, there can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities, damages, or claims related to our data privacy and security obligations.

Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our platform, systems, networks, or physical facilities could result in litigation with our customers, our customers' end-users, or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management's time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our platform capabilities in response to such litigation, which could have an adverse effect on our business.

Our insurance coverage may not be adequate for data security, indemnification obligations, or other liabilities. The successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements) could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. Risks related to our systems and security breaches are likely to increase as we continue to expand our platform and geographic footprint, grow our customer and partner base, and process, store, and transmit increasingly large amounts of data.

In addition, some of our employees work remotely, including while traveling for business, which increases our cyber security risk, creates data accessibility concerns, and makes us more susceptible to security breaches or business disruptions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, or prospects.

We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.

Our business depends on our platform to be available without disruption. We have experienced, and may in the future experience, disruptions, outages, defects, and other performance and quality problems with our platform and with the public cloud and internet infrastructure on which our platform relies. These problems can be caused by a variety of factors, including introductions of new functionality, vulnerabilities, and defects in proprietary and open source software, human error or misconduct, natural disasters (such as tornadoes, earthquakes, or fires), capacity constraints, design limitations, denial of service attacks, or other security-related incidents.

Further, if our contractual and other business relationships with our public cloud providers are terminated, suspended, or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we could be unable to provide our platform and could experience significant delays and incur additional expense in transitioning customers to a different public cloud provider.

Any disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies, or any material change in our contractual and other business relationships with our public cloud providers, could result in reduced use of our platform, increased expenses, including service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

- fluctuations in demand for our platform or changes in our pricing model;

- fluctuations in usage of our platform, including as a result of customer optimization efforts that result in reduced consumption to execute workloads;

- our ability to attract new customers;

- our ability to retain existing customers and drive their increased consumption of our platform;

- customer expansion rates, particularly for newer customers who we have recently seen, and may continue to see, increase their consumption of our platform at a slower pace than our more tenured customers;

- timing, amount, and cost of our investments to expand the capacity of our public cloud providers;

- seasonality;

- investments in new features, functionality, and programming languages, including investments in making our platform available to store and process highly regulated data or comply with new or existing data sovereignty requirements;

- fluctuations in consumption resulting from the introduction of new features, technologies, or capabilities to our software, systems, or to underlying cloud infrastructure, including features or capabilities that may increase or decrease the consumption required to execute existing or future workloads, like better storage compression and cloud infrastructure processor improvements;

- the timing and frequency of purchases;

- the speed with which customers are able to migrate data onto our platform;

- fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

- changes in customers' budgets and in the timing of their budget cycles and purchasing decisions;

- our ability to control costs, including our operating expenses;

- the amount and timing of operating expenses, particularly research and development and sales and marketing expenses, including commissions;

- the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

- the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

- the effects and timing of acquisitions and their integration;

- general political, social, market, and economic conditions, uncertainty, or volatility, both domestically and internationally, as well as political, social, and economic conditions specifically affecting industries in which our customers and partners participate or on which they rely;

- health epidemics or pandemics, such as the COVID-19 pandemic;

- the impact, or timing of our adoption, of new accounting pronouncements;

- changes in regulatory or legal environments, including the interpretation or enforcement of regulatory or legal requirements, that may cause us to incur, among other things, expenses associated with compliance;

- the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with different tax rates, the effects of stock-based compensation, and the effects of changes in our business;

- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period in which such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

- rising inflation and our ability to control costs, including our operating expenses;

- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated or measured in foreign currencies;

- fluctuations or impairments in, or the full loss of, the market values of our strategic investments or of our portfolio, including changes to the value or accessibility of our cash and cash equivalents as a result of economic conditions or bank failures;

- fluctuations in interest rates;

- changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly or be adversely affected. If our results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class actions.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and platform.

We must expand our sales and marketing organization to increase our sales to new and existing customers. We plan to continue expanding our direct sales force, both domestically and internationally, particularly our direct enterprise sales organization focused on sales to the world's largest organizations. We believe there is significant competition for experienced sales professionals with the necessary skills and technical knowledge, particularly as we target larger enterprise customers. It requires significant time and resources to effectively onboard new sales and marketing personnel. We also plan to continue to dedicate significant resources to sales and marketing programs that are industry-specific and focused on large organizations. Once a new customer begins using our platform, our sales team will need to continue to focus on expanding consumption with that customer. All of these efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. Our business and results of operations will be harmed if our sales and marketing efforts generate increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller organizations, such as longer sales cycles, more complex customer requirements, including our ability to partner with third parties that advise such customers or help them integrate their IT solutions, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large customers may require considerable time to evaluate and test our platform or new features prior to making a purchase decision. In addition, large customers may be switching from legacy on-premises solutions when purchasing our products, and may rely on third parties with whom we do not have relationships when making purchasing decisions. A number of factors also influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our platform, the renegotiation of existing agreements to cover additional workloads, changing laws, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. We have also historically seen consumption growth from large enterprises take longer than when compared to smaller enterprises. Moreover, large customers often begin to deploy our products on a limited basis but nevertheless demand implementation services and negotiate pricing discounts, which increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. If we fail to effectively manage these risks associated with sales cycles and sales to large customers, our business, financial condition, and results of operations may be affected.

Unfavorable conditions in our industry or the global economy, or reductions in cloud spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions or volatility in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, bank failures, international trade relations, inflation, and interest rate fluctuations, or the existence of pandemics (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare, or terrorist attacks on the United States, Europe, the Asia-Pacific region, Japan, or elsewhere, could cause a decrease in business investments, including spending on cloud technologies, and negatively affect the growth of our business. For example, the ongoing military conflict between Russia and Ukraine has created volatility in the global capital markets and could have further global economic consequences, including disruptions of the global supply chain. In addition, unfavorable conditions in the general economy may negatively impact our customers' budgets or cash flow, which could impact the contract terms, including payment terms, our customers demand from us. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Our growth depends on the development, expansion, and success of our partner relationships.

As part of our vision for the Data Cloud, we will need to grow and maintain a network of data providers, data consumers, and data application developers. The relationships we have with these partners, and that our partners have with our customers, provide our customers with enhanced value from our platform and the Data Cloud, including the Snowflake Marketplace. Our future growth will be increasingly dependent on the success of these relationships, and if we are unsuccessful in growing and maintaining these relationships or the types and quality of data supported by or available for consumption on our platform, our business, financial condition, and results of operations could be adversely affected.

Additionally, a small but increasing portion of our revenue is generated as a result of our relationships with global system integrators, managed service providers, and resellers. Increasingly, we and our customers rely on these partners to provide professional services, including customer implementations and migrations from legacy solutions, and there may not be enough qualified partners available, or we may not be able to develop or maintain relationships with enough partners, to meet customer demand. While we provide our partners with training and other enablement programs, these programs may not be effective or utilized consistently, and our return on these investments may be lower than expected. In addition, new partners may require extensive training or significant time and resources to achieve productivity. If we fail to effectively manage and grow our network of these partners, or properly monitor the quality and efficacy of their interactions with our customers, our ability to attract and retain new customers and expand customer consumption of our platform may be impacted, and our operating results and growth rate may be harmed.

If we are unable to successfully manage the growth of our professional services business and improve our profit margin from these services, our operating results will be harmed.

Our professional services business, which performs implementation services for our customers, has grown larger and more complex as our product revenue has increased. We believe our future success depends in part on investment in professional services to facilitate customer code conversion and migration from legacy solutions and adoption of our platform, especially with large enterprises. As a result, our sales efforts have and will continue to be focused on helping our customers more quickly realize the value of our platform and the Data Cloud rather than on the profitability of our professional services business. We price our professional services based on the anticipated cost of those services and, as a result, we expect to improve the gross profit percentage of our professional services business over time. If we are unable to manage the growth of our professional services business and improve our profit margin from these services, our operating results, including our profit margins, will be harmed.

If we lose key members of our management team or are unable to attract and retain the executives and employees we need to support our operations and growth, our business and future growth prospects may be harmed.

Our success depends in part on the continued services of Frank Slootman, our Chairman and Chief Executive Officer, Michael P. Scarpelli, our Chief Financial Officer, and our other executive officers, as well as our other key employees in the areas of research and development and sales and marketing.

From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company could harm our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing cloud-based data platform products, experienced sales professionals, and expert customer support personnel. We also are dependent on the continued service of our existing software engineers because of the sophistication of our platform.

In order to continue to hire and retain highly qualified personnel, we will need to continue to hire in new locations around the world and manage return to work and remote working policies, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have, and the acceptance by these companies of remote or hybrid work environments may increase the competition for talent. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our equity awards declines or continues to experience significant volatility, or if our existing employees receive significant proceeds from liquidating their previously vested equity awards, it may adversely affect our ability to recruit and retain key employees. Furthermore, current and prospective employees may believe that their equity award offers have limited upside, and our competitors may be able to offer more appealing compensation packages. In order to retain our existing employees and manage potential attrition, including as a result of recent stock price decreases and continued market volatility that impact the actual or perceived value of our equity awards, we may issue additional equity awards or provide our employees with increased cash compensation, which could negatively impact our results of operations and be dilutive to stockholders. Finally, if we hire employees from competitors or other companies, their former employers may attempt to assert that we or these employees have breached our or their legal obligations, resulting in a diversion of our time and resources.

We also believe our culture has been a key contributor to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. As our workforce becomes larger and more distributed around the world, we may not be able to maintain important aspects of our culture. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

If the availability of our platform does not meet our service-level commitments to our customers, our current and future revenue may be negatively impacted.

We typically commit to our customers that our platform will maintain a minimum service-level of availability. If we are unable to meet these commitments, we may be obligated to provide customers with additional capacity, which could significantly affect our revenue. We rely on public cloud providers, such as AWS, Azure, and GCP, and any availability interruption in the public cloud could result in us not meeting our service-level commitments to our customers. In some cases, we may not have a contractual right with our public cloud providers that compensates us for any losses due to availability interruptions in the public cloud. Further, any failure to meet our service-level commitments could damage our reputation and adoption of our platform, and we could face loss of revenue from reduced future consumption of our platform. Any service-level failures could adversely affect our business, financial condition, and results of operations.

We assume liability for data breaches, intellectual property infringement, and other claims, which exposes us to substantial potential liability.

In our customer contracts, we assume liability for security breaches and data protection claims caused by us and by certain third parties on which we rely. Our contracts with customers, investors, and other third parties may also include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights and for other matters. Although we attempt to limit our liability and indemnity obligations and negotiate corresponding liability and indemnification rights with vendors that would require them to contribute to our indemnity obligations, we may not be successful in doing so, and an event triggering our liability or indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. There is no assurance that our applicable insurance coverage, if any, would cover, in whole or in part, any such liability or indemnity obligations. We may be liable for up to the full amount of the contractual claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our platform, and adversely affect our business, financial condition, and results of operations.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, and platform technologies that we believe could complement or expand our platform, enhance our technology, or otherwise offer growth opportunities. Further, the proceeds we received from our initial public offering (IPO) in September 2020 increased the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. For example, in March 2022 we acquired Streamlit, Inc., a privately-held company which provides an open-source framework built to simplify and accelerate the creation of data applications, representing a larger and more complex acquisition than our prior endeavors. Any such acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties or unexpected costs assimilating or integrating the businesses, technologies, products, personnel, or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. Any such transactions that we are able to complete may not result in the synergies or other benefits we expect to achieve, which could result in substantial impairment charges. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations.

As part of our corporate development program, we invest in companies to support our key business initiatives. These companies range from early, growth stage companies still defining their strategic direction to mature companies with established revenue streams. Our strategic investments are subject to risk of inability to achieve the desired strategic synergies and partial or total loss of investment capital. Furthermore, our competitors may invest in these companies alongside us, and may obtain information about our corporate development program or other business plans. The financial success of our investment is typically dependent on an exit in favorable market conditions. To the extent any of the companies in which we invest are not successful, which can include failure to achieve strategic business objectives as well as failure to achieve a favorable exit, we could recognize an impairment or loss on all or part of our investment. In addition, in certain cases we may be required to consolidate one or more of our strategic investee's financial results into ours. Fluctuations in any such investee's financial results, due to general market conditions, bank failures, or otherwise, could negatively affect our consolidated financial condition, results of operations, cash flows, or the price of our common stock. If one or more of such investees fails to timely provide us with information necessary for the preparation of our consolidated financial statements and disclosures, we may be unable to report our financial results in a timely manner, which would negatively affect our business and the price of our common stock.

Seasonality may cause fluctuations in our remaining performance obligations.

Historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year. As a result, we have historically seen higher non-GAAP free cash flow in the first and fourth fiscal quarters of each year, and our sequential growth in remaining performance obligations has historically been highest in the fourth fiscal quarter of each year. We expect this seasonality to become more pronounced as we continue to target large enterprise customers based on their procurement, budgeting, and deployment cycles. For more information, including a definition of non-GAAP free cash flow and a reconciliation of free cash flow to the most directly comparable financial measure calculated in accordance with GAAP, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We do business with federal, state, local, and foreign governments and agencies, and heavily regulated organizations; as a result, we face risks related to the procurement process, budget, delays, and product decisions driven by statutory and regulatory determinations, termination of contracts, and compliance with government contracting requirements.

We provide our platform to the U.S. government, state and local governments, foreign governments, and heavily regulated organizations directly and through our partners. We have made, and may continue to make, significant investments to support future sales opportunities in the government sector, including obtaining government certifications. However, government certification requirements may change, we may be unable to achieve or sustain one or more required government certifications, or we may be required to make unexpected changes to our business or products in order to obtain or sustain such certifications. As a result, our ability to sell into the government sector could be restricted until we satisfy the requirements of such certifications.

A substantial majority of our sales to date to government entities have been made indirectly through our distribution and reseller partners. Doing business with government entities, whether directly or indirectly, presents a variety of risks. Many government entities need significant education regarding our business model, as well as the uses and benefits of our platform. The procurement process for governments and their agencies is highly competitive and time-consuming, and government decisions about their procurement needs may, in certain circumstances, be subject to political influence. To pursue these opportunities, we incur significant up-front time and expense, which subjects us to additional compliance risks and costs, without any assurance that we (or a third-party distributor or reseller) will win a contract. Beyond this, demand for our platform may be adversely impacted by public sector budgetary cycles, and funding availability that in any given fiscal cycle may be reduced or delayed, including in connection with an extended federal government shutdown. Further, if we or our partners are successful in receiving a competitive contract award, that award could be challenged by one or more competitive bidders in a legal action known as a "bid protest." Bid protests may result in an increase in expenses related to obtaining or preserving contract awards or an unfavorable modification or loss of an award. In the event a bid protest is unsuccessful, the resulting delay in the startup and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated. As a result of these lengthy and uncertain sales cycles, it is difficult for us to predict the timing of entering into customer agreements with government entities or with our distribution and reseller partners in the government market.

In addition, public sector customers may have contractual, statutory, or regulatory rights to terminate current contracts with us or our third-party distributors or resellers for convenience or default. If a contract is terminated for convenience, we may only be able to collect fees for platform consumption prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative products or services or be precluded from doing further business with government entities. Further, entities providing products or services to governments, whether directly or indirectly, are required to comply with a variety of complex laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts. Such laws, regulations, and contractual provisions impose compliance obligations that are more burdensome than those typically encountered in commercial contracts, and they often give customers in the government market substantial rights and remedies, many of which are not typically found in commercial contracts. These rights and remedies may relate to intellectual property, price protection, the accuracy of information provided to the government, and termination rights. In addition, governments may use procurement requirements as an alternative to lawmaking, and impose stricter requirements than would apply to the commercial sector in areas that are not directly related to the purchase. These rules and requirements may apply to us or third-party resellers or distributors whose practices we may not control. Such parties' non-compliance could result in repercussions for us with respect to contractual and customer satisfaction issues.

In addition, federal, state, and local governments routinely investigate and audit contractors for compliance with applicable laws, regulations, and contractual provisions. If, as a result of an audit or investigation, it is determined that we have failed to comply with applicable requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits or payments we have received, costs associated with the triggering of price reduction clauses, fines, and suspensions or debarment from future government business, and we may suffer reputational harm.

Further, we are increasingly investing in doing business with customers and partners in heavily regulated industries, such as the financial services and health care industries. Existing and prospective customers, such as those in these industries, may be required to comply with more stringent regulations in connection with using and implementing our services or particular regulations regarding third-party vendors that may be interpreted differently by different customers. In addition, regulatory agencies may impose requirements toward third-party vendors generally, or our company in particular, that we may not be able to, or may not choose to, meet. In addition, customers in these heavily regulated areas and their regulators often have a right to conduct audits of our systems, products, and practices. In the event that one or more customers or their regulators determine that some aspect of our business does not meet regulatory requirements, we may be limited in our ability to continue or expand our business.

Our customers also include a number of non-U.S. governments, to which similar procurement, budgetary, contract, and audit risks of U.S. government contracting also apply, particularly in certain emerging markets where our customer base is less established. Such sales may also heighten our exposure to liabilities under anti-corruption laws. In addition, compliance with complex regulations, security certifications, and contracting provisions in a variety of jurisdictions can be expensive and consume significant financial and management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Further, our business and results of operations will be harmed if our efforts to do business with governments and heavily regulated organizations do not generate the anticipated increases in revenue. Each of these difficulties could materially adversely affect our business and results of operations.

Any litigation against us could be costly and time-consuming to defend.

From time to time, we may become subject to legal proceedings and claims, such as claims brought by our customers in connection with commercial disputes, employment claims, including claims related to the loss of employee equity grants upon termination, intellectual property claims, or securities class actions or other claims related to volatility in the trading price of our common stock. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, provide sufficient payments to cover all the costs to resolve one or more such claims, or continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Natural disasters, pandemics, and other catastrophic events could have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and our customers operate.

Our platform and the public cloud infrastructure on which our platform relies are vulnerable to damage or interruption from catastrophic events, such as earthquakes, floods, fires, power loss, telecommunication failures, military conflict or war, terrorist attacks, criminal acts, sabotage, other intentional acts of vandalism and misconduct, geopolitical events, and disease. Some of our United States corporate offices in which we operate and certain of the public cloud data centers on which our platform runs are located in the San Francisco Bay Area and Pacific Northwest, regions known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of our public cloud providers could result in disruptions, outages, and other performance and quality problems.

Similarly, the potential long-term impact of the COVID-19 pandemic, its resurgence, or a new pandemic on the global economy and our business continue to be difficult to assess or predict. While many states and countries have reopened, the status of the global recovery remains uncertain and unpredictable.

If we are unable to develop and maintain adequate plans to ensure that our business functions continue to operate during and after a catastrophic event and to execute successfully on those plans if such an event occurs, our business could be seriously harmed.

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. Customer accounts outside the United States generated 21% of our revenue for the fiscal year ended January 31, 2023. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, including China, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

- slower than anticipated public cloud adoption by international businesses;

- changes in a specific country's or region's political, economic, or legal and regulatory environment, including the effects of Brexit, pandemics, tariffs, trade wars, sanctions, or long-term environmental risks;

- the need to adapt and localize our platform for China and other countries, including as a result of data sovereignty requirements, and the engineering and related costs that we may incur when making those changes;

- greater difficulty collecting accounts receivable and longer payment cycles;

- unexpected changes in, or the selective application of, trade relations, regulations, or laws;

- new, evolving, and more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information;

- differing and potentially more onerous labor regulations where labor laws are generally more advantageous to employees as compared to the United States, including regulations governing terminations in locations that do not permit at-will employment and deemed hourly wage and overtime regulations;

- challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

- increased travel, real estate, infrastructure, and legal compliance costs associated with international operations, including increased costs associated with changing and potentially conflicting environmental regulations and requirements;

- currency exchange rate fluctuations and the resulting effect on our revenue, RPO, and expenses, and the cost and risk of utilizing mitigating derivative transactions and entering into hedging transactions to the extent we do so in the future;

- limitations on, or charges or taxes associated with, our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- laws and business practices favoring local competitors or general market preferences for local vendors;

- limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

- political instability, military conflict or war, or terrorist activities;

- COVID-19 or any other pandemics or epidemics that could result in decreased economic activity in certain markets; additional costs associated with travel, return to work, or other restrictions that are specific to certain markets; decreased use of our products and services; or decreased ability to import, export, or sell our products and services to existing or new customers in international markets;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), U.S. bribery laws, the U.K. Bribery Act, and similar laws and regulations in other jurisdictions;

- burdens of complying with laws and regulations related to taxation; and

- regulations, adverse tax burdens, and foreign exchange controls that could make it difficult or costly to repatriate earnings and cash.

We expect to invest substantial time and resources to further expand our international operations and, if we are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings, including our IPO, and payments received from our customers. We cannot be certain if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all, particularly during times of market volatility and general economic instability. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to repurchase stock and pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

Our sales are currently denominated in U.S. dollars, Euros, British pounds, Australian dollars, and Brazilian reals, and will likely be denominated in other currencies in the future. Because we report our results of operations and revenue in U.S. dollars, we currently face exposure to foreign currency translation risk and may in the future face other foreign currency risks. If we are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected. For example, a strengthening of the U.S. dollar could increase the real cost of our platform to international customers, which could adversely affect our results of operations. In addition, as our international operations expand, an increasing portion of our operating expenses is incurred outside the United States. These operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. Exposure to these risks and fluctuations could adversely affect our financial position, results of operations, and cash flows.

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere herein. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, revenue, costs and expenses, and related disclosures. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Risks Related to Our Intellectual Property

Our intellectual property rights may not protect our business or provide us with a competitive advantage.

To be successful, we must protect our technology and brand in the United States and other jurisdictions through trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures. Despite our efforts to implement these protections, they may not protect our business or provide us with a competitive advantage for a variety of reasons, including:

- the failure by us to obtain patents and other intellectual property rights for important innovations or maintain appropriate confidentiality and other protective measures to establish and maintain our trade secrets;

- to the extent a customer or partner owns any intellectual property created through a professional services engagement, our inability to use or monetize that intellectual property as part of our business;

- uncertainty in, and evolution of, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights;

- potential invalidation of our intellectual property rights through administrative processes or litigation;

- our inability to detect infringement or other misappropriation of our intellectual property rights by third parties; and

- other practical, resource, or business limitations on our ability to enforce our rights.

Further, the laws of certain foreign countries, particularly certain developing countries, do not provide the same level of protection of corporate proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how, and records, as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad. We may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including technical data, data sets, or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition, and results of operations. Moreover, if we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could seriously harm our business.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation, whether or not resolved in our favor, could result in significant expense to us, divert the efforts of our technical and management personnel, and result in counterclaims with respect to infringement of intellectual property rights by us. If we are unable to prevent third parties from infringing upon or misappropriating our intellectual property or are required to incur substantial expenses defending our intellectual property rights, our business, financial condition, and results of operations may be materially adversely affected.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We compete in markets where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights, as well as disputes regarding infringement of these rights. In addition, many of the holders of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights have extensive intellectual property portfolios and greater resources than we do to enforce their rights. As compared to our large competitors, our patent portfolio is relatively undeveloped and may not provide a material deterrent to such assertions or provide us with a strong basis to counterclaim or negotiate settlements. Further, to the extent assertions are made against us by entities that hold patents but are not operating companies, our patent portfolio may not provide deterrence because such entities are not concerned with counterclaims.

Any intellectual property litigation to which we become a party may require us to do one or more of the following:

- cease selling, licensing, or using products or features that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

- require us to change the name of our products or services;

- make substantial payments for legal fees, settlement payments, or other costs or damages, including indemnification of third parties;

- obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell or use the relevant intellectual property; or

- redesign the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Intellectual property litigation is typically complex, time consuming, and expensive to resolve and would divert the time and attention of our management and technical personnel. It may also result in adverse publicity, which could harm our reputation and ability to attract or retain employees, customers, or partners. As we grow, we may experience a heightened risk of allegations of intellectual property infringement. An adverse result in any litigation claims against us could have a material adverse effect on our business, financial condition, and results of operations.

If we use open source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages, or costly remediation or disruption to our business.

We use open source software in our platform and in our professional service engagements. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Additionally, while we have policies and procedures in place designed to govern our use of open source software, there is a risk that we may incorporate open source software with onerous licensing terms, including the obligation to make our source code available for others to use or modify without compensation to us, or inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. If we receive an allegation that we have violated an open source license, we may incur significant legal expenses, be subject to damages, be required to redesign our product to remove the open source software or publicly release certain portions of our proprietary source code, or be required to comply with onerous license restrictions, all of which could have a material impact on our business. Even in the absence of a claim, if we discover the use of open source software inconsistent with our policies, we could expend significant time and resources to replace the open source software or obtain a commercial license, if available. All of these risks are heightened by the fact that the ownership of open source software can be uncertain, leading to litigation, and many of the licenses applicable to open source software have not been interpreted by courts, and these licenses could be construed to impose unanticipated conditions or restrictions on our ability to commercialize our products. Any use of open source software inconsistent with our policies or licensing terms could harm our business and financial position.

Risks Related to Our Tax, Legal, and Regulatory Environment

We are subject to stringent and changing obligations related to data privacy and security, and the failure or perceived failure to comply with these obligations could result in significant fines and liability or otherwise result in substantial harm to our business and prospects.

We are subject to data privacy and protection laws, regulations, guidance, external and internal policies and other documentation, industry standards, certifications, and contractual and other obligations that apply to the collection, transmission, storage, use, and other processing of personal information. These obligations are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. Examples of recent and anticipated developments that have or could impact our business include the following:

- The European Union's (EU) General Data Protection Regulation (GDPR) and the United Kingdom's General Data Protection Regulation established strict requirements applicable to the handling of personal information.

- The EU has proposed the Regulation on Privacy and Electronic Communications, which, if adopted, would impose new obligations on using personal information in the context of electronic communications, particularly with respect to online tracking technologies and direct marketing.

- Certain other jurisdictions have enacted data localization laws and cross-border personal information transfer laws, such as Brazil and China, which could make it more difficult for us to transfer personal information across jurisdictions (such as transferring or receiving personal or other sensitive information that originates in the EU or China), or to enable our customers to transfer or replicate their data across jurisdictions using our platform. Existing mechanisms that may facilitate cross-border personal information transfers may change or be invalidated. An inability or material limitation on our ability to transfer personal data to the United States or other countries could materially impact our business operations and revenue.

- In the United States, federal, state, and local governments have enacted or proposed data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, the California Consumer Privacy Act (CCPA) provides increased privacy rights and protections, including the ability of individuals to opt out of specific disclosures of their personal information. Further, as of January 1, 2023, the California Privacy Rights Act of 2020 (CPRA) has expanded the CCPA and established the California Privacy Protection Agency for purposes of implementing and enforcing the CPRA, which could increase the risk of an enforcement action. Other U.S. states have adopted, or are considering adopting, similar laws.

- Other government bodies have implemented laws and are considering further regulating artificial intelligence and machine learning, which could negatively impact our ability to use these technologies. Further, there is a proposed regulation in Europe related to artificial intelligence that, if adopted, could impose onerous obligations related to the use of AI-related systems. We may have to change our business practices to comply with such obligations, which may be difficult, onerous, and costly.

- The certifications we may maintain and the standards that may apply to our business, such as the U.S. Federal Risk and Authorization Management Program, PCI-DSS, ISO/IEC 27001, HI-TRUST CSF, StateRAMP, among others, are becoming more stringent.

These and other similar legal and regulatory developments could contribute to legal and economic uncertainty, increase our exposure to liability, affect how we design, market, and sell our platform, and how we operate our business, how our customers and partners process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, any of which could require us to take on more onerous obligations in our contracts, impact our ability to operate in certain jurisdictions, and/or negatively impact the types of data available on or the demand for our platform. It is possible that new laws may be adopted or existing laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal policies, self-certifications, and third-party certifications supporting our compliance programs. Our customers may delegate certain of their GDPR compliance or other privacy law obligations to us, and we may otherwise be required to expend resources to assist our customers with such compliance obligations.

Although we endeavor to comply with applicable data privacy and security obligations, any actual or perceived non-compliance with such obligations by us or our third-party service providers and sub-processors could result in proceedings, investigations, or claims against us by regulatory authorities, customers, or others, leading to reputational harm, higher liability and indemnity obligations, significant fines, litigation costs, additional reporting requirements or oversight, bans on processing personal information, orders to destroy or not use personal information, limitations in our ability to develop or commercialize our platform, inability to process personal information or operate in certain jurisdictions, and other damages. For example, if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to EUR 20.0 million or 4% of our worldwide annual revenue, whichever is greater, as well as potential data processing restrictions and penalties. Even if we are not determined to have violated these laws and other obligations, investigations into these issues typically require the expenditure of significant resources and generate negative publicity. In addition, any failure by us or our third-party service providers to comply with applicable obligations could result in proceedings against us. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

We may publish privacy policies and other documentation regarding our collection, processing, use, and disclosure of personal information, or other confidential information. Although we endeavor to comply with our published policies, certifications, and documentation, we or our vendors may at times fail to do so or may be perceived to have failed to do so. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, the U.K. Bribery Act 2010, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales, including in China, and sales to the public sector, we may engage with business partners and third-party intermediaries to market or resell our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, there is a risk that our employees, agents, and other third parties with which we do business, including reseller and system integrator partners, will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we expand internationally and into the public sector market, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our platform is subject to U.S. export controls, including the U.S. Export Administration Regulations, and we incorporate encryption technology into our platform. This encryption technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report.

Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by various U.S. agencies, including the U.S. Treasury Department's Office of Foreign Assets Control, that prohibit the sale or supply of most products and services to embargoed jurisdictions or sanctioned parties. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

If our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from using our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions, or related legislation, increased export and import controls, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, financial condition, and results of operations.

Our international operations may subject us to greater than anticipated tax liabilities.

We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, 2017 legislation informally titled the Tax Act significantly reformed the Internal Revenue Code of 1986, as amended (the Code). Recently, the United States passed the Inflation Reduction Act, which provides for a minimum tax equal to 15% of the adjusted financial statement income of certain large corporations, as well as a 1% excise tax on share repurchases. In February 2023, our board of directors authorized the repurchase of up to $2.0 billion of our common stock through a stock repurchase program. We do not expect the excise tax on share repurchase programs to have a material impact on our aggregate tax liability. Many countries in Europe, as well as a number of other countries and organizations, including the Organization for Economic Cooperation and Development and the European Commission, have recently proposed, recommended, or (in the case of countries) enacted or otherwise become subject to changes to existing tax laws or new tax laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business. These proposals, recommendations and enactments include changes to the existing framework in respect of income taxes, as well as new types of non-income taxes (such as taxes based on a percentage of revenue or taxes applicable to digital services), which could apply to our business.

Due to the large and expanding scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements. We continue to monitor the impact of new global and U.S. legislation on our effective tax rate.

Our ability to use our net operating loss carryforwards may be limited.

We have incurred substantial losses during our history, do not expect to become profitable in the near future, and may never achieve profitability. Unused U.S. federal net operating losses (NOLs) for taxable years beginning before January 1, 2018 may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under the Tax Act, as modified by 2020 legislation referred to as the CARES Act, U.S. federal NOLs arising in taxable years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of such year's taxable income. At the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

As of January 31, 2023, we had U.S. federal, state, and foreign NOL carryforwards of $5.8 billion, $5.1 billion, and $159.0 million, respectively. Of the $5.8 billion U.S. federal NOL carryforwards, $5.7 billion may be carried forward indefinitely with utilization limited to 80% of taxable income, and the remaining $0.1 billion will begin to expire in 2032. The state NOL carryforwards begin to expire in 2023. Of the $159.0 million foreign NOL carryforwards, $150.2 million may be carried forward indefinitely, and the remaining $8.8 million will begin to expire in 2027.

In addition, under Section 382 of the Code, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as one or more stockholders or groups of stockholders who own at least 5% of our stock increasing their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period, the corporation's ability to use its pre-change NOL carryforwards to offset its post-change income or taxes may be limited. It is possible that we have experienced or may experience ownership changes as a result of shifts in our stock ownership, some of which may be outside of our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods in which such outcome is determined.

Our effective tax rate could increase due to several factors, including:

• changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

• changes in tax laws, tax treaties, and regulations or the interpretation of them;

• changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

• the outcome of current and future tax audits, examinations, or administrative appeals; and

• the effects of acquisitions.

Any of these developments could adversely affect our results of operations.

Risks Related to the Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock has been and may continue to be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

• actual or anticipated fluctuations in our financial condition or results of operations;

- variance in our actual or projected financial performance from expectations of securities analysts;

- changes in the pricing or consumption of our platform;

- updates to our projected operating and financial results;

- changes in laws or regulations applicable to our business;

- announcements by us or our competitors of significant business developments, acquisitions, investments, or new offerings;

- significant data breaches, disruptions to, or other incidents involving our platform;

- our involvement in litigation;

- changes in senior management or key personnel;

- fluctuations in company valuations, particularly valuations of high-growth or cloud companies, perceived to be comparable to us

- the trading volume of our common stock;

- changes in the anticipated future size and growth rate of our market;

- our issuance or repurchase of shares of our common stock; and

- general political, social, economic, and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, such as recessions, interest rate changes, or international currency fluctuations, may also negatively impact the market price of our common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our stockholders who held our capital stock prior to completion of our IPO have substantial unrecognized gains on the value of the equity they hold based upon the price at which shares were sold in our IPO, and therefore, they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

The shares of common stock subject to outstanding options and restricted stock unit awards (RSUs) under our equity incentive plans, and the shares reserved for future issuance under our equity incentive plans, will become eligible for sale in the public market upon issuance, subject to compliance with applicable securities laws.

Further, certain holders of our common stock have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, non-employee directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we have and may continue to acquire or make investments in companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We may not realize the anticipated long-term stockholder value of our stock repurchase program, and any failure to repurchase our common stock after we have announced our intention to do so may negatively impact our stock price.

In February 2023, our board of directors authorized the repurchase of up to $2.0 billion of our common stock through a stock repurchase program. Repurchases may be effected, from time to time, either on the open market (including via pre-set trading plans), in privately negotiated transactions, or through other transactions in accordance with applicable securities laws. The program expires in March 2025.

The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate us to acquire any particular amount of common stock, and may be suspended or discontinued at any time at our discretion. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation, investor confidence in us, or our stock price.

The existence of our stock repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although our stock repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program. Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or investments, other business opportunities, and other general corporate projects, and we may fail to realize the anticipated long-term stockholder value of any stock repurchase program.

If securities or industry analysts publish unfavorable or inaccurate research about our business, the market price or trading volume of our common stock could decline.

The market price and trading volume of our common stock is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If securities analysts or industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts downgrade our common stock or publish negative reports about our business, our stock price would likely decline. Further, investors and analysts may not understand how our consumption-based business model differs from a subscription-based business model. If one or more of these analysts cease coverage of us, publish inaccurate research about our business, or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

We do not intend to pay dividends for the foreseeable future and, as a result, the ability of the holders of our common stock to achieve a return on their investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, holders of our common stock may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

We incur significant costs operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including those related to climate change and other environmental, social, and governance focused disclosures, are creating uncertainty for public companies. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with evolving laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of each fiscal year. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts. We have established an internal audit group, and as we continue to grow, we will hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and update the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

• authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

• require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

• specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer;

• establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

• establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

• prohibit cumulative voting in the election of directors;

• provide that our directors may only be removed for cause;

• provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

• require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that holders of our common stock would receive a premium for their shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We are a Delaware corporation with a globally distributed workforce. We recruit and hire employees in jurisdictions around the world based on a range of factors, including the available talent pool, the type of work being performed, the relative cost of labor, regulatory requirements and costs, and other considerations. The majority of our workforce began working remotely in April 2020 and although some of our employees continue to work remotely following the COVID-19 pandemic, the majority of our workforce has returned to physical offices. We currently lease offices in the United States, including in Atlanta, Georgia; Bellevue, Washington; Boston, Massachusetts; Bozeman, Montana; Denver, Colorado; Dublin, California; San Mateo, California; and Washington, D.C. We also have offices in multiple locations in Canada, Europe, and the APJ and EMEA regions. All of our offices are leased, and we do not own any real property. While we believe that our current facilities are adequate to meet our foreseeable needs, we intend to expand our facilities in the future as we continue to add employees around the world. We believe that suitable additional or alternative space will be available to accommodate our future growth.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we have been and will continue to be subject to legal proceedings and claims. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of Our Class A Common Stock

Our Class A common stock, par value $0.0001 per share, is listed on the New York Stock Exchange, under the symbol "SNOW" and began trading on September 16, 2020. Prior to that date, there was no public trading market for our Class A common stock.

Holders of Record

As of March 1, 2023, there were 157 stockholders of record of our Class A common stock. The actual number of holders of our Class A common stock is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

On March 1, 2021, all shares of our then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock pursuant to the terms of our amended and restated certificate of incorporation. See Note 12, "Equity," in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

Recent Sales of Unregistered Equity Securities

In connection with our acquisition of the outstanding capital stock of Streamlit, Inc. in March 2022, we agreed to issue 2.3 million shares of our common stock as consideration (Equity Consideration), all of which have been issued. A portion of the Equity Consideration that was issued to Streamlit's founders (Founder Shares) are subject to vesting agreements pursuant to which the Founder Shares vest over three years, subject to each founder's continued employment with Snowflake or its affiliates. See Note 12, "Equity," in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

These issuances were made in reliance on one or more of the following exemptions or exclusions from the registration requirements of the Securities Act of 1933, as amended (the Securities Act): Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

Use of Proceeds

On September 18, 2020, we closed our IPO of 32.2 million shares of our Class A common stock at an offering price of $120.00 per share, including 4.2 million shares pursuant to the exercise of the underwriters' option to purchase additional shares of our Class A common stock, resulting in gross proceeds to us of $3.7 billion, net of the underwriting discounts. All of the shares issued and sold in our IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-248280), which was declared effective by the SEC on September 15, 2020. We incurred offering expenses of approximately $0.3 million.

Immediately subsequent to the closing of our IPO, each of Salesforce Ventures LLC and Berkshire Hathaway Inc. purchased from us approximately 2.1 million shares of our Class A common stock at a price per share equal to the IPO price of $120.00 per share in two concurrent private placements. We received aggregate proceeds of $500.0 million and did not pay underwriting discounts with respect to the shares of Class A common stock that were sold in these private placements.

There has been no material change in the planned use of proceeds from our IPO as described in our Final Prospectus for our IPO dated as of September 15, 2020 and filed with the SEC pursuant to Rule 424(b)(4) on September 16, 2020.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The graph below shows the cumulative total return to our stockholders between September 16, 2020 (the date that our Class A common stock commenced trading on the New York Stock Exchange) through January 31, 2023 in comparison to the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes (i) that $100 was invested in each of our Class A common stock, the S&P 500 Index, and the S&P 500 Information Technology Index at their respective closing prices on September 16, 2020 and (ii) reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note About Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), free cash flow, a non-GAAP financial measure, is included in the section titled "Key Business Metrics." This non-GAAP financial measure is not meant to be considered in isolation or as a substitute for, or superior to, comparable GAAP financial measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our presentation of this non-GAAP financial measure may not be comparable to similar measures used by other companies. We encourage investors to carefully consider our results under GAAP, as well as our supplemental non-GAAP information and the GAAP-to-non-GAAP reconciliation included in the section titled "Key Business Metrics—Free Cash Flow," to more fully understand our business.

Unless the context otherwise requires, all references in this report to "Snowflake," the "Company," "we," "our," "us," or similar terms refer to Snowflake Inc. and its consolidated subsidiaries.

A discussion regarding our financial condition and results of operations for the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022 is presented below. A discussion regarding our financial condition and results of operations for the fiscal year ended January 31, 2022 compared to the fiscal year ended January 31, 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2022 filed with the SEC on March 30, 2022.

Overview

We believe in a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we deliver the Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from rapidly growing data sets in secure, governed, and compliant ways.

Our platform is the innovative technology that powers the Data Cloud, enabling customers to consolidate data into a single source of truth to drive meaningful business insights, build data applications, and share data and data products. We provide our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.

Our cloud-native architecture consists of three independently scalable but logically integrated layers across compute, storage, and cloud services. The compute layer provides dedicated resources to enable users to simultaneously access common data sets for many use cases with minimal latency. The storage layer ingests massive amounts and varieties of structured, semi-structured, and unstructured data to create a unified data record. The cloud services layer intelligently optimizes each use case's performance requirements with no administration. This architecture is built on three major public clouds across 38 regional deployments around the world. These deployments are generally interconnected to deliver the Data Cloud, enabling a consistent, global user experience.

We generate the substantial majority of our revenue from fees charged to our customers based on the compute, storage, and data transfer resources consumed on our platform as a single, integrated offering. For compute resources, consumption fees are based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For storage resources, consumption fees are based on the average terabytes per month of all of the customer's data stored in our platform. For data transfer resources, consumption fees are based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.

Our customers typically enter into capacity arrangements with a term of one to four years, or consume our platform under on-demand arrangements in which we charge for use of our platform monthly in arrears. Consumption for most customers accelerates from the beginning of their usage to the end of their contract terms and often exceeds their initial capacity commitment amounts. When this occurs, our customers have the option to amend their existing agreement with us to purchase additional capacity or request early renewals. When a customer's consumption during the contract term does not exceed its capacity commitment amount, it may have the option to roll over any unused capacity to future periods, generally upon the purchase of additional capacity. For these reasons, we believe our deferred revenue is not a meaningful indicator of future revenue that will be recognized in any given time period.

Our go-to-market strategy is focused on acquiring new customers and driving continued use of our platform for existing customers. We primarily focus our selling efforts on large organizations and primarily sell our platform through a direct sales force, which targets technical and business leaders who are adopting a cloud strategy and leveraging data to improve their business performance. Our sales force is comprised of sales development, inside sales, and field sales personnel and is segmented by the industry, size, and region of prospective customers. Once our platform has been adopted, we focus on increasing the migration of additional customer workloads to our platform to drive increased consumption, as evidenced by our net revenue retention rate of 158% and 177% as of January 31, 2023 and 2022, respectively. See the section titled "Key Business Metrics" for a definition of net revenue retention rate.

Our platform is used globally by organizations of all sizes across a broad range of industries. As of January 31, 2023, we had 7,828 total customers, increasing from 5,967 customers as of January 31, 2022. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present our total customer count for historical periods reflecting these adjustments. Our platform has been adopted by many of the world's largest organizations that view Snowflake as a key strategic partner in their cloud and data transformation initiatives. As of January 31, 2023, our customers included 573 of the Forbes Global 2000, based on the 2022 Forbes Global 2000 list, and those customers contributed approximately 41% of our revenue for the fiscal year ended January 31, 2023. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the Global 2000 list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers, and we present our Forbes Global 2000 customer count for historical periods reflecting these adjustments.

Fiscal Year

Our fiscal year ends on January 31. For example, references to fiscal 2023 refer to the fiscal year ended January 31, 2023.

Impact of Macroeconomic Conditions

Our business and financial condition have been, and may continue to be, impacted by adverse macroeconomic conditions, including higher inflation, higher interest rates, and fluctuations or volatility in capital markets or foreign currency exchange rates, which are causing customers to optimize consumption, rationalize budgets, and prioritize cash flow management (including through shortened contract duration). We are continuing to monitor the actual and potential effects of general macroeconomic conditions across our business. For additional details, see the section titled "Risk Factors."

Stock Repurchase Program

In February 2023, our board of directors authorized a stock repurchase program of up to $2.0 billion of our outstanding common stock. Repurchases may be effected, from time to time, either on the open market (including via pre-set trading plans), in privately negotiated transactions, or through other transactions in accordance with applicable securities laws. The program is funded using our working capital and will expire in March 2025.

The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate us to acquire any particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion.

Business Combinations

On March 31, 2022, we acquired all outstanding stock of Streamlit, Inc. (Streamlit), a privately-held company which provides an open-source framework for creating and deploying data applications. The acquisition date fair value of the purchase consideration was $650.8 million, which was comprised of $211.8 million in cash and 1.9 million shares of our common stock valued at $438.9 million as of the acquisition date. In addition, we issued to Streamlit's three founders a total of 0.4 million shares of our common stock in exchange for a portion of their Streamlit stock. These shares are subject to vesting agreements pursuant to which the shares will vest over three years, subject to each founder's continued employment with us. The $93.7 million fair value of these shares are accounted for as post-combination stock-based compensation over the requisite service period of three years.

On September 23, 2022, we acquired all outstanding stock of Applica Sp. z.o.o. (Applica), a privately-held company which provides an artificial intelligence platform for document understanding, for $174.7 million in cash.

The results of operations of these business combinations have been included in our consolidated financial statements from the respective dates of acquisition. See Note 7, "Business Combinations," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details regarding these business combinations.

Key Factors Affecting Our Performance

Adoption of our Platform and Expansion of the Data Cloud

Our future success depends in large part on the market adoption of our platform. While we see growing demand for our platform, particularly from large enterprises, many of these organizations have invested substantial technical, financial, and personnel resources in their legacy database products or big data offerings, despite their inherent limitations. While this makes it difficult to predict customer adoption rates and future demand, we believe that the benefits of our platform put us in a strong position to capture the significant market opportunity ahead.

Our platform powers the Data Cloud, a network of data providers, data consumers, and data application developers that enables our customers to securely share, monetize, and acquire live data sets and data products. The Data Cloud includes access to Snowflake Marketplace, through which customers can access or acquire third-party data sets and other data products. Our future growth will be increasingly dependent on our ability to increase consumption of our platform by building and expanding the Data Cloud.

Expanding Within our Existing Customer Base

Our large base of customers represents a significant opportunity for further consumption of our platform. While we have seen an increase in the number of customers that have contributed more than $1 million in product revenue in the trailing 12 months, we believe that there is a substantial opportunity to continue growing these customers further, as well as continuing to expand the usage of our platform within our other existing customers. We plan to continue investing to encourage increased consumption and adoption of new use cases among our existing customers, particularly large enterprises.

Once deployed, our customers often expand their use of our platform more broadly within the enterprise and across their ecosystem of customers and partners as they migrate more data to the public cloud, identify new use cases, and realize the benefits of our platform and the Data Cloud. However, because we generally recognize product revenue on consumption and not ratably over the term of the contract, we do not have visibility into the timing of revenue recognition from any particular customer. In any given period, there is a risk that customer consumption of our platform will be slower than we expect, including in response to adverse macroeconomic conditions, which may cause fluctuations in our revenue and results of operations. New software releases or hardware improvements, like better storage compression and cloud infrastructure processor improvements, may make our platform more efficient, enabling customers to consume fewer compute, storage, and data transfer resources to accomplish the same workloads. To the extent these improvements do not result in an offsetting increase in new workloads, we may experience lower revenue. In addition, we have recently seen, and may continue to see, our newer customers increase their consumption of our platform at a slower pace than our more tenured customers. Our ability to increase usage of our platform by, and sell additional contracted capacity to, existing customers, and, in particular, large enterprise customers, will depend on a number of factors, including our customers' satisfaction with our platform, competition, pricing, economic conditions, overall changes in our customers' spending levels, the effectiveness of our and our partners' efforts to help our customers realize the benefits of our platform, and the extent to which customers migrate new workloads to our platform over time.

Acquiring New Customers

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales and marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization, competitive dynamics in our target markets, changes in our customers' spending in response to market uncertainty, and our ability to build and maintain partner relationships, including with global system integrators, resellers, and technology partners. We intend to continue expanding our direct sales force, with a focus on specific industries and increasing sales to large organizations. While our platform is built for organizations of all sizes, we focus our selling efforts on large enterprise customers and customers with vast amounts of data, and providing industry-specific solutions. We may not achieve anticipated revenue growth from expanding our sales force to focus on large enterprises and specific industries if we are unable to hire, develop, integrate, and retain talented and effective sales personnel; if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.

Investing in Growth and Scaling our Business

We are focused on our long-term revenue potential. We believe that our market opportunity is large, and we will continue to invest significantly in scaling across all organizational functions, with a focus on research and development, and sales and marketing, in order to grow our operations both domestically and internationally. We have a history of introducing successful new features and capabilities on our platform, and we intend to continue to invest heavily to grow our business to take advantage of our expansive market opportunity while also focusing on profitability and cash flow.

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key business metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

The following tables present a summary of key business metrics for the periods presented:

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Product revenue (in millions)	$ 1,938.8	$ 1,140.5	$ 553.8
Free cash flow (non-GAAP) (in millions)[1][2]	$ 496.5	$ 81.2	$ (85.7)

	January 31, 2023	January 31, 2022	January 31, 2021
Customers with trailing 12-month product revenue greater than $1 million[3]	330	184	79
Net revenue retention rate[3]	158%	177%	168%
Forbes Global 2000 customers[3]	573	492	403
Remaining performance obligations (in millions)[4]	$ 3,660.5	$ 2,646.5	$ 1,332.8

[1] Free cash flow for the fiscal years ended January 31, 2023, 2022, and 2021 included the effect of $23.9 million, $68.6 million, and $14.1 million, respectively, in the net cash paid on payroll tax-related items on employee stock transactions. See the section titled "Free Cash Flow" for a reconciliation of free cash flow to the most directly comparable financial measure calculated in accordance with GAAP.

[2] Cash outflows for employee payroll tax items related to the net share settlement of equity awards, which were $184.6 million for the fiscal year ended January 31, 2023, are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow. No equity awards were net settled prior to the fiscal year ended January 31, 2023.

[3] Historical numbers for (i) customers with trailing 12-month product revenue greater than $1 million, (ii) net revenue retention rate, and (iii) Forbes Global 2000 customers reflect any adjustments for acquisitions, consolidations, spin-offs, and other market activity. In addition, our Forbes Global 2000 customer count reflects adjustments for annual updates to the Forbes Global 2000 list by Forbes.

[4] As of January 31, 2023, our remaining performance obligations were approximately $3.7 billion, of which we expect approximately 55% to be recognized as revenue in the twelve months ending January 31, 2024 based on historical customer consumption patterns. The weighted-average remaining life of our capacity contracts was 2.0 years as of January 31, 2023. However, the amount and timing of revenue recognition are generally dependent upon customers' future consumption, which is inherently variable at our customers' discretion and can extend beyond the original contract term in cases where customers are permitted to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. In addition, our historical customer consumption patterns are not necessarily indicative of future results.

Product Revenue

Product revenue is a key metric for us because we recognize revenue based on platform consumption, which is inherently variable at our customers' discretion, and not based on the amount and duration of contract terms. Product revenue is primarily derived from the consumption of compute, storage, and data transfer resources, which are consumed by customers on our platform as a single, integrated offering. Customers have the flexibility to consume more than their contracted capacity during the contract term and may have the ability to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. Our consumption-based business model distinguishes us from subscription-based software companies that generally recognize revenue ratably over the contract term and may not permit rollover. Because customers have flexibility in the timing of their consumption, which can exceed their contracted capacity or extend beyond the original contract term in many cases, the amount of product revenue recognized in a given period is an important indicator of customer satisfaction and the value derived from our platform. While customer use of our platform in any period is not necessarily indicative of future use, we estimate future revenue using predictive models based on customers' historical usage to plan and determine financial forecasts. Product revenue excludes our professional services and other revenue, which has been less than 10% of revenue for each of the periods presented.

Customers with Trailing 12-Month Product Revenue Greater than $1 Million

Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, a wider range of potential use cases, and greater potential for migrating new workloads to our platform over time. As a measure of our ability to scale with our customers and attract large enterprises to our platform, we count the number of customers under capacity arrangements that contributed more than $1 million in product revenue in the trailing 12 months. For purposes of determining our customer count, we treat each customer account, including accounts for end-customers under a reseller arrangement, that has at least one corresponding capacity contract as a unique customer, and a single organization with multiple divisions, segments, or subsidiaries may be counted as multiple customers. We do not include customers that consume our platform only under on-demand arrangements for purposes of determining our customer count. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present our customer count for historical periods reflecting these adjustments.

Net Revenue Retention Rate

We believe the growth in use of our platform by our existing customers is an important measure of the health of our business and our future growth prospects. We monitor our dollar-based net revenue retention rate to measure this growth. To calculate this metric, we first specify a measurement period consisting of the trailing two years from our current period end. Next, we define as our measurement cohort the population of customers under capacity contracts that used our platform at any point in the first month of the first year of the measurement period. Starting with the fiscal quarter ended October 31, 2021, the cohorts used to calculate net revenue retention rate include end-customers under a reseller arrangement. Although the impact is not material, we have adjusted all prior periods presented to reflect this inclusion. We then calculate our net revenue retention rate as the quotient obtained by dividing our product revenue from this cohort in the second year of the measurement period by our product revenue from this cohort in the first year of the measurement period. Any customer in the cohort that did not use our platform in the second year remains in the calculation and contributes zero product revenue in the second year. Our net revenue retention rate is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present our net revenue retention rate for historical periods reflecting these adjustments. Since we will continue to attribute the historical product revenue to the consolidated contract, consolidation of capacity contracts within a customer's organization typically will not impact our net revenue retention rate unless one of those customers was not a customer at any point in the first month of the first year of the measurement period. We expect our net revenue retention rate to decrease over the long-term as customers that have consumed our platform for an extended period of time become a larger portion of both our overall customer base and our product revenue that we use to calculate net revenue retention rate, and as their consumption growth primarily relates to existing use cases rather than new use cases. In addition, we have recently seen, and may continue to see, our newer customers increase their consumption of our platform at a slower pace than our more tenured customers, which may negatively impact our net revenue retention rate in future periods.

Forbes Global 2000 Customers

We believe that the number of Forbes Global 2000 customers is an important indicator of the growth of our business and future revenue trends as we focus our selling efforts on large enterprise customers and customers with vast amounts of data. Our Forbes Global 2000 customer count is a subset of our customer count based on the 2022 Forbes Global 2000 list. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers, and we present our Forbes Global 2000 customer count for historical periods reflecting these adjustments.

Remaining Performance Obligations

Remaining performance obligations (RPO) represent the amount of contracted future revenue that has not yet been recognized, including (i) deferred revenue and (ii) non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. RPO excludes performance obligations from on-demand arrangements and certain time and materials contracts that are billed in arrears. Portions of RPO that are not yet invoiced and are denominated in foreign currencies are revalued into U.S. dollars each period based on the applicable period-end exchange rates. RPO is not necessarily indicative of future product revenue growth because it does not account for the timing of customers' consumption or their consumption of more than their contracted capacity. Moreover, RPO is influenced by a number of factors, including the timing and size of renewals, the timing and size of purchases of additional capacity, average contract terms, seasonality, changes in foreign currency exchange rates, and the extent to which customers are permitted to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. Due to these factors, it is important to review RPO in conjunction with product revenue and other financial metrics disclosed elsewhere herein.

Free Cash Flow

We define free cash flow, a non-GAAP financial measure, as GAAP net cash provided by (used in) operating activities reduced by purchases of property and equipment and capitalized internal-use software development costs. Cash outflows for employee payroll tax items related to the net share settlement of equity awards are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow. We believe information regarding free cash flow provides useful supplemental information to investors because it is an indicator of the strength and performance of our core business operations.

The following table presents a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with GAAP, for the periods presented (in millions):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Net cash provided by (used in) operating activities	$ 545.6	$ 110.2	$ (45.4)
Less: purchases of property and equipment	(25.1)	(16.2)	(35.0)
Less: capitalized internal-use software development costs	(24.0)	(12.8)	(5.3)
Free cash flow (non-GAAP)[1][2]	$ 496.5	$ 81.2	$ (85.7)

_____

[1] Free cash flow for the fiscal years ended January 31, 2023, 2022, and 2021 included the effect of $23.9 million, $68.6 million, and $14.1 million, respectively, in the net cash paid on payroll tax-related items on employee stock transactions.

[2] Cash outflows for employee payroll tax items related to the net share settlement of equity awards, which were $184.6 million for the fiscal year ended January 31, 2023, are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow. No equity awards were net settled prior to the fiscal year ended January 31, 2023.

Historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year. As a result, we have historically seen higher free cash flow in the first and fourth fiscal quarters of each year.

Components of Results of Operations

Revenue

We deliver our platform over the internet as a service. Customers choose to consume our platform under either capacity arrangements, in which they commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which we charge for use of our platform monthly in arrears. Under capacity arrangements, from which a majority of our revenue is derived, we typically bill our customers annually in advance of their consumption. However, in future periods, we expect to see an increase in capacity contracts providing for quarterly upfront billings and monthly in arrears billings as our customers increasingly want to align consumption and timing of payments. Revenue from on-demand arrangements typically relates to initial consumption as part of customer onboarding and, to a lesser extent, overage consumption beyond a customer's contracted usage amount or following the expiration of a customer's contract. Revenue from on-demand arrangements represented approximately 2%, 3%, and 4% of our revenue for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

We recognize revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. We recognize the deployment fee ratably over the contract term. Such deployment revenue represented less than 1% of our revenue for all periods presented.

Our customer contracts for capacity typically have a term of one to four years. The weighted-average term of capacity contracts entered into during the fiscal year ended January 31, 2023 is 2.2 years. To the extent our customers enter into such contracts and either consume our platform in excess of their capacity commitments or continue to use our platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, our customer contracts permit customers to roll over any unused capacity to a subsequent order, generally upon the purchase of additional capacity. For those customers who do not have a capacity arrangement, our on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or us.

We generate the substantial majority of our revenue from fees charged to our customers based on the compute, storage, and data transfer resources consumed on our platform as a single, integrated offering. We do not make any one of these resources available for consumption without the others. Instead, each of compute, storage, and data transfer work together to drive consumption on our platform. For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer's data stored in our platform. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.

Because customers have flexibility in their consumption, and we generally recognize revenue on consumption and not ratably over the term of the contract, we do not have the visibility into the timing of revenue recognition from any particular customer contract that typical subscription-based software companies may have. As our customer base grows, we expect our ability to forecast customer consumption in the aggregate to improve. However, in any given period, there is a risk that customers will consume our platform more slowly than we expect, including in response to adverse macroeconomic conditions, which may cause fluctuations in our revenue and results of operations. For example, we have recently seen, and may continue to see, our newer customers increase their consumption of our platform at a slower pace than our more tenured customers. In addition, new software releases or hardware improvements, like better storage compression and cloud infrastructure processor improvements, may make our platform more efficient, enabling customers to consume fewer compute, storage, and data transfer resources to accomplish the same workloads. To the extent these improvements do not result in an offsetting increase in new workloads, we may experience lower revenue.

Our revenue also includes professional services and other revenue, which consists primarily of consulting, technical solution services, and training related to our platform. Our professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists primarily of fees from customer training delivered on-site or through publicly available classes.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, depreciation of property and equipment, information technology (IT) and general recruiting related expenses and other expenses, such as software and subscription services.

Cost of Revenue

Cost of revenue consists of cost of product revenue and cost of professional services and other revenue. Cost of revenue also includes allocated overhead costs.

Cost of product revenue. Cost of product revenue consists primarily of (i) third-party cloud infrastructure expenses incurred in connection with our customers' use of our platform and the deployment and maintenance of our platform on public clouds, including different regional deployments, and (ii) personnel-related costs associated with customer support and maintaining service availability and security of our platform, including salaries, benefits, bonuses, and stock-based compensation. We periodically receive credits from third-party cloud providers that are recorded as a reduction to the third-party cloud infrastructure expenses. Cost of product revenue also includes amortization of internal-use software development costs, amortization of acquired developed technology intangible assets, and expenses associated with software and subscription services dedicated for use by our customer support team and our engineering team responsible for maintaining our platform.

Cost of professional services and other revenue. Cost of professional services and other revenue consists primarily of personnel-related costs associated with our professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation, and costs of contracted third-party partners and software tools.

We intend to continue to invest additional resources in our platform infrastructure and our customer support and professional services organizations to support the growth of our business. Some of these investments, including certain support costs and costs of expanding our business internationally, are incurred in advance of generating revenue, and either the failure to generate anticipated revenue or fluctuations in the timing of revenue could affect our gross margin from period to period.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and sales commissions. Operating expenses also include allocated overhead costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses, and stock-based compensation. Sales and marketing expenses also include sales commissions and draws paid to our sales force and certain referral fees paid to third parties, including amortization of deferred commissions. A portion of the sales commissions paid to the sales force is earned based on the rate of the customers' consumption of our platform, and a portion of the commissions paid to the sales force is earned upon the origination of the customer contracts. Sales commissions tied to customers' consumption are expensed in the same period as they are earned. Sales commissions and referral fees earned upon the origination of the new customer or customer expansion contracts are deferred and then amortized over a period of benefit that we determined to be five years. Sales and marketing expenses also include advertising costs and other expenses associated with our sales, marketing and business development programs, including Summit, our annual user conference, offset by proceeds from such conferences and programs. In addition, sales and marketing expenses are comprised of travel-related expenses, software and subscription services dedicated for use by our sales and marketing organizations, amortization of an acquired developer community intangible asset, and outside services contracted for sales and marketing purposes. We expect that our sales and marketing expenses will increase in absolute dollars and continue to be our largest operating expense for the foreseeable future as we grow our business. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenue over time, although the percentage may fluctuate from period to period depending on the timing and the extent of these expenses.

Research and Development

Research and development expenses consist primarily of personnel-related expenses associated with our research and development staff, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing our platform, and expenses associated with computer equipment, software and subscription services dedicated for use by our research and development organization. We expect that our research and development expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform. However, we expect that our research and development expenses will decrease as a percentage of our revenue over time, although the percentage may fluctuate from period to period depending on the timing and the extent of these expenses. In addition, research and development expenses that qualify as internal-use software development costs are capitalized, the amount of which may fluctuate significantly from period to period.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, bonuses, and stock-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, insurance, unallocated lease costs associated with unused office facilities to accommodate planned headcount growth, and other corporate expenses. We expect that our general and administrative expenses will increase in absolute dollars as our business grows but will decrease as a percentage of our revenue over time, although the percentage may fluctuate from period to period depending on the timing and the extent of these expenses.

Interest Income

Interest income consists primarily of interest income earned on our cash and cash equivalents and short-term and long-term investments, including amortization of premiums and accretion of discounts related to our available-for-sale marketable debt securities, net of associated fees.

Other Income (Expense), Net

Other income (expense), net consists primarily of (i) unrealized gains (losses) on our strategic investments in equity securities, and (ii) the effect of exchange rates on our foreign currency-denominated asset and liability balances.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and U.S. federal and state jurisdictions in which we conduct business. We maintain a full valuation allowance against our U.S. and U.K. deferred tax assets because we have concluded that it is more likely than not that the deferred tax assets will not be realized.

Net Income (Loss) Attributable to Noncontrolling Interest

Our consolidated financial statements include the accounts of Snowflake Inc., our wholly-owned subsidiaries, and a majority-owned subsidiary in which we have a controlling financial interest. Net income (loss) attributable to noncontrolling interest represents the net income (loss) of our majority-owned subsidiary attributed to noncontrolling interest using the hypothetical liquidation at book value method. See Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Revenue	$ 2,065,659	$ 1,219,327	$ 592,049
Cost of revenue[(1)]	717,540	458,433	242,588
Gross profit	1,348,119	760,894	349,461
Operating expenses[(1)]:			
Sales and marketing	1,106,507	743,965	479,317
Research and development	788,058	466,932	237,946
General and administrative	295,821	265,033	176,135
Total operating expenses	2,190,386	1,475,930	893,398
Operating loss	(842,267)	(715,036)	(543,937)
Interest income	73,839	9,129	7,507
Other income (expense), net	(47,565)	28,947	(610)
Loss before income taxes	(815,993)	(676,960)	(537,040)
Provision for (benefit from) income taxes	(18,467)	2,988	2,062
Net loss	(797,526)	(679,948)	(539,102)
Less: net loss attributable to noncontrolling interest	(821)	—	—
Net loss attributable to Snowflake Inc.	$ (796,705)	$ (679,948)	$ (539,102)

_____

[(1)] Includes stock-based compensation as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cost of revenue	$ 106,302	$ 87,336	$ 33,642
Sales and marketing	246,811	185,970	97,879
Research and development	407,524	232,867	99,223
General and administrative	100,896	98,922	70,697
Total stock-based compensation	$ 861,533	$ 605,095	$ 301,441

The increase in stock-based compensation for the fiscal year ended January 31, 2023, compared to the fiscal year ended January 31, 2022, was primarily attributable to additional equity awards granted to existing and new employees, partially offset by a decrease in stock-based compensation associated with restricted stock unit awards (RSUs) granted prior to our Initial Public Offering (IPO). RSUs granted prior to our IPO have both a service-based and a performance-based vesting condition and, as a result of the performance-based vesting condition being satisfied in connection with our IPO, we recognized stock-based compensation associated with such RSUs using an accelerated attribution method.

As of January 31, 2023, total compensation cost related to unvested equity awards not yet recognized was $2.4 billion, which will be recognized over a weighted-average period of 2.9 years. See Note 12, "Equity," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Fiscal Year Ended January 31,		
	2023	2022	2021
Revenue	100 %	100 %	100 %
Cost of revenue[(1)]	35	38	41
Gross profit	65	62	59
Operating expenses[(1)]:			
Sales and marketing	54	61	81
Research and development	38	38	40
General and administrative	14	22	30
Total operating expenses	106	121	151
Operating loss	(41)	(59)	(92)
Interest income	3	1	1
Other income (expense), net	(2)	2	—
Loss before income taxes	(40)	(56)	(91)
Provision for (benefit from) income taxes	(1)	—	—
Net loss	(39%)	(56%)	(91%)
Less: net loss attributable to noncontrolling interest	—	—	—
Net loss attributable to Snowflake Inc.	(39%)	(56%)	(91%)

_____
[(1)] Stock-based compensation included in the table above as a percentage of revenue as follows:

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cost of revenue	5 %	7 %	6 %
Sales and marketing	12	15	17
Research and development	20	19	17
General and administrative	5	9	11
Total stock-based compensation	42 %	50 %	51 %

Comparison of the Fiscal Years Ended January 31, 2023 and 2022

Revenue

	Fiscal Year Ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Revenue:			
Product	$ 1,938,783	$ 1,140,469	70%
Professional services and other	126,876	78,858	61%
Total	$ 2,065,659	$ 1,219,327	69%
Percentage of revenue:			
Product	94%	94%	
Professional services and other	6%	6%	
Total	100%	100%	

Product revenue increased $798.3 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to increased consumption of our platform by existing customers, as evidenced by our net revenue retention rate of 158% as of January 31, 2023.

We had 330 customers with product revenue of greater than $1 million for the trailing 12 months ended January 31, 2023, an increase from 184 customers as of January 31, 2022. Such customers represented approximately 62% and 56% of our product revenue for the trailing 12 months ended January 31, 2023 and 2022, respectively. Within these customers, we had 59 and 19 customers with product revenue of greater than $5 million and $10 million, respectively, for the trailing 12 months ended January 31, 2023. Approximately 96% and 93% of our revenue was derived from existing customers under capacity arrangements for the fiscal years ended January 31, 2023 and 2022, respectively. Revenue derived from new customers under capacity arrangements represented approximately 2% and 4% of our revenue for the fiscal years ended January 31, 2023 and 2022, respectively. The remainder was driven by on-demand arrangements. The preceding historical metrics reflect any adjustments for acquisitions, consolidations, spin-offs, and other market activity. For purposes of determining revenue derived from (i) customers with trailing 12-month product revenue greater than $1 million, (ii) new customers, and (iii) existing customers, we treat each customer account, including accounts for end-customers under a reseller arrangement, that has at least one corresponding capacity contract as a unique customer, and a single organization with multiple divisions, segments, or subsidiaries may be counted as multiple customers.

Professional services and other revenue increased $48.0 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, as we continued to expand our professional services organization to help our customers further realize the benefits of our platform.

Cost of Revenue, Gross Profit (Loss), and Gross Margin

	Fiscal Year Ended January 31,		
	2023	2022	% Change
	(dollars in thousands)		
Cost of revenue:			
Product	$ 547,547	$ 347,817	57%
Professional services and other	169,993	110,616	54%
Total cost of revenue	$ 717,540	$ 458,433	57%
Gross profit (loss):			
Product	$ 1,391,236	$ 792,652	76%
Professional services and other	(43,117)	(31,758)	36%
Total gross profit	$ 1,348,119	$ 760,894	77%
Gross margin:			
Product	72%	70%	
Professional services and other	(34%)	(40%)	
Total gross margin	65%	62%	
Headcount (at period end)			
Product	373	243	
Professional services and other	488	348	
Total headcount	861	591	

Cost of product revenue increased $199.7 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to an increase of $156.9 million in third-party cloud infrastructure expenses as a result of increased customer consumption. Personnel-related costs and allocated overhead costs also increased $28.7 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to existing and new employees. The remaining increase in cost of product revenue was primarily driven by an increase of $7.6 million in amortization of internal-use software development costs and acquired developed technology intangible assets.

Our product gross margin was 72% for the fiscal year ended January 31, 2023, compared to 70% for the prior fiscal year, primarily due to (i) increased cost efficiency as a result of cloud infrastructure processor improvements, (ii) an increased percentage of revenue from consumption of higher-priced editions of our platform, (iii) increased scale across our cloud infrastructure regions, and (iv) higher volume-based discounts for our purchases of third-party cloud infrastructure. In addition, the year-over-year increase in our product gross margin was driven by a decrease in stock-based compensation as a percentage of product revenue. While we expect our product gross margin to remain relatively flat for the fiscal year ending January 31, 2024, a number of factors could hinder any improvement in our product gross margin, including (i) fluctuations in the mix and timing of customers' consumption, which is inherently variable at our customers' discretion, (ii) whether or not a customer contracts with us through our marketplace listings, (iii) our discounting practices, including as a result of changes to the competitive environment, and (iv) the extent of our investments in our operations, including performance improvements that may make our platform or the underlying cloud infrastructure more efficient.

Cost of professional services and other revenue increased $59.4 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to an increase of $48.3 million in personnel-related costs and allocated overhead costs, as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to existing and new employees. Costs associated with contracted third-party partners, primarily related to customer implementations and migrations from legacy solutions, also increased $9.6 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, as a result of growth in our business.

Professional services and other gross margin improved for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to decreased stock-based compensation as a percentage of professional services and other revenue. We do not believe the year-over-year changes in professional services and other gross margins are meaningful given that we are continuing to scale our professional services organization and our professional services and other revenue represents a small percentage of our revenue.

Sales and Marketing

	Fiscal Year Ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Sales and marketing	$ 1,106,507	$ 743,965	49%
Percentage of revenue	54%	61%	
Headcount (at period end)	2,738	1,891	

Sales and marketing expenses increased $362.5 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to an increase of $232.5 million in personnel-related costs (excluding commission expenses) and allocated overhead costs, as a result of increased headcount, stock-based compensation, and overall costs to support the growth in our business. The increase in personnel-related costs included a $60.8 million increase in stock-based compensation for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily related to additional equity awards granted to existing and new employees, partially offset by a decrease in stock-based compensation related to RSUs granted prior to our IPO. See Note 12, "Equity," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details. Expenses associated with sales commissions and draws paid to our sales force and certain referral fees paid to third parties, including amortization of deferred commissions, increased $33.1 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to increases in customers' consumption of our platform and in the annualized contract value of our customer contracts.

Advertising costs and other expenses associated with our sales, marketing and business development programs also increased $39.4 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily driven by increased expenses related to in-person sales and marketing events and user conferences, including Summit, our annual user conference which was held virtually in the prior year due to the COVID-19 pandemic, net of associated proceeds. As a result of our in-person sales and marketing events and user conferences as well as the easing of COVID-19 travel restrictions, travel-related expenses also increased $17.4 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year.

In addition, sales and marketing expenses for the fiscal year ended January 31, 2023 included $25.2 million of amortization of an acquired developer community intangible asset as a result of the Streamlit business combination completed in March 2022.

Research and Development

	Fiscal Year Ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Research and development	$ 788,058	$ 466,932	69%
Percentage of revenue	38%	38%	
Headcount (at period end)	1,378	788	

Research and development expenses increased $321.1 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to an increase of $279.9 million in personnel-related costs and allocated overhead costs, as a result of increased stock-based compensation, headcount, and overall costs to support the growth in our business. The increase in personnel-related costs included $174.7 million increase in stock-based compensation, primarily related to additional equity awards granted to existing and new employees and the post-combination stock-based compensation related to the Streamlit business combination, partially offset by a decrease in stock-based compensation related to RSUs granted prior to our IPO. See Note 12, "Equity," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

The remaining increase in research and development expenses was primarily driven by an increase of $22.8 million in third-party cloud infrastructure expenses incurred in developing our platform.

General and Administrative

	Fiscal Year Ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
General and administrative	$ 295,821	$ 265,033	12%
Percentage of revenue	14%	22%	
Headcount (at period end)	907	722	

General and administrative expenses increased $30.8 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to an increase of $14.0 million in outside services mainly as a result of increased legal fees related to acquisitions. Unallocated lease costs, which are associated with unused office facilities to accommodate planned headcount growth, also increased $4.9 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year. The remaining increase in general and administrative expenses was primarily attributable to increased insurance expenses and increased other corporate expenses to support the normal course of operations and our continued growth.

Interest Income

	Fiscal Year Ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Interest income	$ 73,839	$ 9,129	709%

Interest income increased $64.7 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to higher yields on our investments in available-for-sale marketable debt securities as a result of increased interest rates.

Other Income (Expense), Net

	Fiscal Year Ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Net unrealized gains (losses) on strategic investments in non-marketable equity securities:			
Upward adjustments	$ 4,125	$ 32,975	(87%)
Impairments	(38,036)	—	NM
Net unrealized losses on strategic investments in marketable equity securities	(12,524)	(5,354)	134%
Other	(1,130)	1,326	(185%)
Other income (expense), net	$ (47,565)	$ 28,947	(264%)

NM - Not meaningful.

Other income (expense), net decreased $76.5 million for the fiscal year ended January 31, 2023, compared to the prior fiscal year, primarily due to (i) impairments recorded on our strategic investments in non-marketable equity securities, (ii) a decrease in upward adjustments recorded on our strategic investments in non-marketable equity securities, and (iii) increased net unrealized losses recorded on our strategic investments in marketable equity securities. See Note 5, "Fair Value Measurements," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Provision for (Benefit from) Income Taxes

	Fiscal Year Ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Loss before income taxes	$ (815,993)	$ (676,960)	21%
Provision for (benefit from) income taxes	(18,467)	2,988	(718%)
Effective tax rate	2.3%	(0.4%)	

Our benefit from income taxes was $18.5 million for the fiscal year ended January 31, 2023, compared to our provision for income taxes of $3.0 million for the fiscal year ended January 31, 2022, primarily due to the partial release of a valuation allowance of $26.9 million as a result of the Streamlit business combination.

We maintain a full valuation allowance on our U.S. and U.K. deferred tax assets, and the significant components of our recorded tax expense are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction's individual tax rates, laws on the timing of recognition of income and deductions, and availability of net operating losses and tax credits. Our effective tax rate might fluctuate significantly and could be adversely affected to the extent earnings are lower than forecasted in countries that have lower statutory rates and higher than forecasted in countries that have higher statutory rates.

Liquidity and Capital Resources

As of January 31, 2023, our principal sources of liquidity were cash, cash equivalents, and short-term and long-term investments totaling $5.1 billion. Our investments primarily consist of corporate notes and bonds, commercial paper, U.S. government and agency securities, certificates of deposit, and money market funds.

As of January 31, 2023, our RPO was $3.7 billion. Our RPO represents the amount of contracted future revenue that has not yet been recognized, including (i) deferred revenue and (ii) non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods, which are not recorded on the balance sheet. Portions of RPO that are not yet invoiced and are denominated in foreign currencies are revalued into U.S. dollars each period based on the applicable period-end exchange rates.

Since inception, we have financed operations primarily through proceeds received from sales of equity securities and payments received from our customers. Our IPO resulted in aggregate net proceeds of $3.7 billion, after underwriting discounts of $121.7 million. We also received aggregate proceeds of $500.0 million related to certain concurrent private placements, and did not pay any underwriting discounts or commissions with respect to the shares that were sold in these private placements. Our primary uses of cash include personnel-related expenses, third-party cloud infrastructure expenses, sales and marketing expenses, overhead costs, and acquisitions and strategic investments we may make from time to time.

As of January 31, 2023, our material cash requirements from known contractual obligations and commitments relate primarily to (i) third-party cloud infrastructure agreements, (ii) operating leases for office facilities, and (iii) subscription arrangements used to facilitate our operations at the enterprise level. These agreements are enforceable and legally binding and specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. In January 2023, we amended one of our third-party cloud infrastructure agreements effective February 1, 2023. Under the amended agreement, we have committed to spend an aggregate of at least $2.5 billion from fiscal 2024 to fiscal 2028 on cloud infrastructure services ($350.0 million in fiscal 2024, $450.0 million in fiscal 2025, $500.0 million in fiscal 2026, $550.0 million in fiscal 2027, and $650.0 million in fiscal 2028). We are required to pay the difference if we fail to meet the minimum purchase commitment during any fiscal year, and such payment can be applied to qualifying expenditures for cloud infrastructure services during the term of the amended agreement. For more information regarding our contractual obligations and commitments as of January 31, 2023, see Note 10, "Commitments and Contingencies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Our long-term purchase commitments may be satisfied earlier than the payment periods presented as we continue to grow and scale our business.

On February 10, 2023, we acquired (i) all outstanding stock of Mountain US Corporation (f/k/a Mobilize.net Corporation), a privately-held company which provides a premier suite of tools for efficiently migrating databases to the Data Cloud, for approximately $67 million in cash, net of cash and cash equivalents acquired, and (ii) all outstanding stock of LeapYear Technologies, Inc., a privately-held company which provides a differential privacy platform, for approximately $59 million in cash, net of cash and restricted cash acquired.

In February 2023, our board of directors authorized a stock repurchase program of up to $2.0 billion of our outstanding common stock. Repurchases may be effected, from time to time, either on the open market (including via pre-set trading plans), in privately negotiated transactions, or through other transactions in accordance with applicable securities laws. The program is funded using our working capital and will expire in March 2025. The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate us to acquire any particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion.

We believe that our existing cash, cash equivalents, and short-term and long-term investments, as well as cash flows expected to be generated by our operations, will be sufficient to support our working capital and capital expenditure requirements, acquisitions and strategic investments we may make from time to time, and authorized stock repurchases, for the next 12 months and beyond. Our future capital requirements will depend on many factors, including our revenue growth rate, expenditures related to our headcount growth, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. We may continue to enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may, as a result of those arrangements or the general expansion of our business, be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Net cash provided by (used in) operating activities	$ 545,639	$ 110,179	$ (45,417)
Net cash used in investing activities	$ (597,885)	$ (20,800)	$ (4,036,645)
Net cash provided by (used in) financing activities	$ (92,624)	$ 178,198	$ 4,775,290

Operating Activities

Net cash provided by operating activities mainly consists of our net loss adjusted for certain non-cash items, primarily consisting of (i) stock-based compensation, net of amounts capitalized, (ii) depreciation and amortization of property and equipment and amortization of acquired intangible assets, (iii) amortization of deferred commissions, (iv) net unrealized gains or losses on strategic investments in equity securities, (v) amortization of operating lease right-of-use assets, (vi) net amortization (accretion) of premiums (discounts) on investments, and (vii) deferred income tax benefit or expense, and changes in operating assets and liabilities during each period.

For the fiscal year ended January 31, 2023, net cash provided by operating activities was $545.6 million, primarily consisting of our net loss of $797.5 million, adjusted for non-cash charges of $1.1 billion, and net cash inflows of $289.5 million provided by changes in our operating assets and liabilities, net of the effects of business combinations. The main drivers of the changes in operating assets and liabilities during the fiscal year ended January 31, 2023 were (i) a $514.3 million increase in deferred revenue due to invoicing for prepaid capacity agreements outpacing revenue recognition, and (ii) a $74.5 million increase in accrued expenses and other liabilities primarily due to increased headcount and growth in our business, partially offset by (a) a $167.0 million increase in accounts receivable primarily due to growth in our business, (b) a $95.1 million increase in deferred commissions earned upon the origination of customer contracts, and (c) a $42.3 million decrease in operating lease liabilities due to payments related to our operating lease obligations.

For the fiscal year ended January 31, 2022, net cash provided by operating activities was $110.2 million, primarily consisting of our net loss of $679.9 million, adjusted for non-cash charges of $721.7 million, and net cash inflows of $68.4 million provided by changes in our operating assets and liabilities.

Net cash provided by operating activities increased $435.5 million for the fiscal year ended January 31, 2023, compared to the fiscal year ended January 31, 2022, primarily due to an increase of $954.1 million in cash collected from customers resulting from increased sales. This was partially offset by increased expenditures due to an increase in headcount and growth in our business. We expect to continue to generate positive net cash flows from operating activities for the fiscal year ending January 31, 2024.

Investing Activities

Net cash used in investing activities for the fiscal year ended January 31, 2023 was $597.9 million, primarily as a result of (i) an aggregate of $362.6 million in cash paid for Streamlit, Applica and other business combinations, net of cash and cash equivalents acquired, (ii) $185.4 million in net purchases of investments, (iii) $25.1 million in purchases of property and equipment, and (iv) $24.0 million in capitalized internal-use software development costs.

Net cash used in investing activities for the fiscal year ended January 31, 2022 was $20.8 million, primarily as a result of purchases of investments, purchases of intangible assets, purchases of property and equipment to support our office facilities, and capitalized internal-use software development costs, partially offset by proceeds from the sales, maturities, and redemptions of investments.

Financing Activities

Net cash used in financing activities for the fiscal year ended January 31, 2023 was $92.6 million, primarily as a result of taxes paid related to net share settlement of employee equity awards of $184.6 million, partially offset by proceeds of $80.8 million from the issuance of equity securities under our equity incentive plans, and capital contributions of $13.0 million from noncontrolling interest holders. During the fiscal year ended January 31, 2023, we began funding withholding taxes due upon the vesting of employee RSUs in certain jurisdictions by net share settlement, rather than our previous approach of selling shares of our common stock to cover taxes upon vesting of such awards.

Net cash provided by financing activities for the fiscal year ended January 31, 2022 was $178.2 million, primarily as a result of proceeds from the issuance of equity securities under our equity incentive plans.

Critical Accounting Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. By their nature, these estimates and assumptions are subject to an inherent degree of uncertainty and actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

The significant accounting policies and methods used in the preparation of our consolidated financial statements are discussed in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that the accounting policies and estimates associated with revenue recognition and business combinations involve a substantial degree of judgment and complexity and therefore are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Many of our contracts with customers include multiple performance obligations. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative standalone selling price (SSP) basis. We consider our evaluation of SSP to be a critical accounting estimate. An observable SSP is established based on the price at which a service is sold separately. If an SSP is not observable through past transactions, we estimate it by maximizing the use of observable inputs, including the overall pricing strategy, market data, internally approved pricing guidelines related to the performance obligations, and other observable inputs. As our business and offerings evolve over time, modifications to our pricing and discounting methodologies, changes in the scope and nature of our offerings, and/or changes in customer segmentation may result in a lack of consistency, making it difficult to establish and/or maintain SSP. Changes in SSP could result in different and unanticipated allocations of revenue in contracts with multiple performance obligations. These factors, among others, may adversely impact the amount of revenue and gross margin we report in a given period.

Business Combinations

When we acquire a business, we allocate the purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Critical estimates used in valuing certain intangible assets include, but are not limited to, time and resources required to recreate the assets acquired. These estimates are based on information obtained from the management of the acquired companies, our assessment of the information, and historical experience. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The amounts and estimated useful lives assigned to intangible assets acquired in business combinations impact the amount and timing of future amortization expense.

Recent Accounting Pronouncements

See Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of January 31, 2023, we had $5.1 billion of cash, cash equivalents, and short-term and long-term investments in a variety of securities, including corporate notes and bonds, commercial paper, U.S. government and agency securities, certificates of deposit, and money market funds. In addition, we had $16.8 million of restricted cash primarily due to outstanding letters of credit established in connection with lease agreements for our facilities. Our cash, cash equivalents, and short-term and long-term investments are held for working capital, capital expenditure, and general corporate purposes, including repurchases of our common stock as well as acquisitions and strategic investments we may make from time to time. We do not enter into investments for trading or speculative purposes. A hypothetical 100 basis point increase or decrease in interest rates would have resulted in a decrease of $26.0 million or an increase of $25.9 million, respectively, in the market value of our cash equivalents, and short-term and long-term investments as of January 31, 2023.

As of January 31, 2022, we had $5.1 billion of cash, cash equivalents, and short-term and long-term investments, and a hypothetical 100 basis point increase or decrease in interest rates would have resulted in a decrease of $27.3 million or an increase of $23.5 million, respectively, in the market value.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. The functional currency of our foreign subsidiaries is the U.S. dollar or the Euro. The majority of our sales are currently denominated in U.S. dollars, although we also have sales in Euros and, to a lesser extent, in British pounds, Australian dollars, and Brazilian reals. Therefore our revenue is not currently subject to significant foreign currency risk, but that will likely change in the future as we increase sales in these international currencies and enable sales in additional currencies. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which is primarily in the United States and to a lesser extent in Europe, Canada, and the Asia-Pacific region. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at period-end exchange rates. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

In order to manage our exposure to certain foreign currency exchange risks, during the fiscal year ended January 31, 2023, we entered into deliverable foreign currency forward contracts with maturities of one month or less to hedge a portion of certain intercompany balances denominated in currencies other than the U.S. dollar. These forward contracts reduced, but did not entirely eliminate, the impact of adverse currency exchange rate movements. We did not enter into these forward contracts for trading or speculative purposes. See Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in Annual Report on Form 10-K for more information.

A hypothetical 10% increase or decrease in foreign currency exchange rates would have resulted in a theoretical increase or decrease in operating loss of approximately $32 million for the fiscal year ended January 31, 2023. This sensitivity analysis assumes that all foreign currencies move in the same direction at the same time in the absence of hedging activities. In addition, a strengthening of the U.S. dollar makes our platform more expensive for international customers, which may slow down consumption. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have had a material impact on our operating results for the fiscal years ended January 31, 2022 and 2021, respectively.

Other Market Risk

Our strategic investments consist primarily of (i) non-marketable equity securities recorded at cost minus impairment, if any, and adjusted for observable transactions for the same or similar investments of the same issuer (referred to as the Measurement Alternative), and (ii) marketable equity securities. These strategic investments are subject to a wide variety of market-related risks, including volatility in the public and private markets, that could substantially reduce or increase the carrying value of our investments and, as a result, our financial results may fluctuate. Strategic investments are subject to periodic impairment analyses, which involves an assessment of both qualitative and quantitative factors, including the investee's financial metrics, market acceptance of the investee's product or technology, and the rate at which the investee is using its cash.

The following table presents our strategic investments by type (in thousands):

	January 31, 2023	January 31, 2022
Equity securities:		
Non-marketable equity securities under Measurement Alternative	$ 174,248	$ 170,860
Non-marketable equity securities under equity method	5,066	—
Marketable equity securities	22,122	34,646
Debt securities:		
Non-marketable debt securities	1,500	2,250
Total strategic investments—included in other assets	$ 202,936	$ 207,756

See Note 5, "Fair Value Measurements," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

We plan to continue these types of strategic investments as part of our corporate development program. We anticipate additional volatility to our consolidated statements of operations as a result of changes in market prices, changes resulting from observable transactions for the same or similar investments of the same issuer, and impairments to our strategic investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Snowflake Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Snowflake Inc. and its subsidiaries (the "Company") as of January 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended January 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Capacity Arrangements

As described in Note 2 to the consolidated financial statements, the Company delivers its platform over the internet as a service. The Company's customers consume the platform typically under capacity arrangements, in which customers commit to a certain amount of consumption at specified prices. Management recognizes revenue as customers consume compute, storage, and data transfer resources. The Company's total revenue for the year ended January 31, 2023 was $2.1 billion, of which a significant portion is recognized under capacity arrangements.

The principal considerations for our determination that performing procedures relating to revenue recognition - capacity arrangements is a critical audit matter are the significant audit effort in performing procedures and evaluating audit evidence related to revenue recognized under capacity arrangements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over revenue transactions recognized under capacity arrangements. These procedures also included, among others, evaluating, on a test basis, revenue recognized under capacity arrangements by obtaining and inspecting invoices, customer order forms, cash receipts from customers, usage confirmations from customers, and usage records.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 29, 2023

We have served as the Company's auditor since 2019.

	January 31, 2023	January 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 939,902	$ 1,085,729
Short-term investments	3,067,966	2,766,364
Accounts receivable, net	715,821	545,629
Deferred commissions, current	67,901	51,398
Prepaid expenses and other current assets	193,100	149,523
Total current assets	4,984,690	4,598,643
Long-term investments	1,073,023	1,256,207
Property and equipment, net	160,823	105,079
Operating lease right-of-use assets	231,266	190,356
Goodwill	657,370	8,449
Intangible assets, net	186,013	37,141
Deferred commissions, non-current	145,286	124,517
Other assets	283,851	329,306
Total assets	$ 7,722,322	$ 6,649,698
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 23,672	$ 13,441
Accrued expenses and other current liabilities	269,069	200,664
Operating lease liabilities, current	27,301	25,101
Deferred revenue, current	1,673,475	1,157,887
Total current liabilities	1,993,517	1,397,093
Operating lease liabilities, non-current	224,357	181,196
Deferred revenue, non-current	11,463	11,180
Other liabilities	24,370	11,184
Total liabilities	2,253,707	1,600,653
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock; $0.0001 par value per share; 200,000 shares authorized, zero shares issued and outstanding as of each January 31, 2023 and 2022	—	—
Common stock; $0.0001 par value per share; 2,500,000 Class A shares authorized, 323,305 and 312,377 shares issued and outstanding as of January 31, 2023 and 2022, respectively; 185,461 Class B shares authorized, zero shares issued and outstanding as of each January 31, 2023 and 2022	32	31
Additional paid-in capital	8,210,750	6,984,669
Accumulated other comprehensive loss	(38,272)	(16,286)
Accumulated deficit	(2,716,074)	(1,919,369)
Total Snowflake Inc. stockholders' equity	5,456,436	5,049,045
Noncontrolling interest	12,179	—
Total stockholders' equity	5,468,615	5,049,045
Total liabilities and stockholders' equity	$ 7,722,322	$ 6,649,698

See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fiscal Year Ended January 31,		
	2023	2022	2021
Revenue	$ 2,065,659	$ 1,219,327	$ 592,049
Cost of revenue	717,540	458,433	242,588
Gross profit	1,348,119	760,894	349,461
Operating expenses:			
Sales and marketing	1,106,507	743,965	479,317
Research and development	788,058	466,932	237,946
General and administrative	295,821	265,033	176,135
Total operating expenses	2,190,386	1,475,930	893,398
Operating loss	(842,267)	(715,036)	(543,937)
Interest income	73,839	9,129	7,507
Other income (expense), net	(47,565)	28,947	(610)
Loss before income taxes	(815,993)	(676,960)	(537,040)
Provision for (benefit from) income taxes	(18,467)	2,988	2,062
Net loss	(797,526)	(679,948)	(539,102)
Less: net loss attributable to noncontrolling interest	(821)	—	—
Net loss attributable to Snowflake Inc.	$ (796,705)	$ (679,948)	$ (539,102)
Net loss per share attributable to Snowflake Inc. Class A and Class B common stockholders—basic and diluted[1]	$ (2.50)	$ (2.26)	$ (3.81)
Weighted-average shares used in computing net loss per share attributable to Snowflake Inc. Class A and Class B common stockholders—basic and diluted[1]	318,730	300,273	141,613

_____

[1] On March 1, 2021, all shares of the Company's then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock, pursuant to the terms of the Company's amended and restated certificate of incorporation. No additional shares of Class B common stock will be issued following such conversion. See Note 12 for further details.

See accompanying notes to consolidated financial statements.

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Net loss	$ (797,526)	$ (679,948)	$ (539,102)
Other comprehensive income (loss):			
Foreign currency translation adjustments	(1,367)	(918)	118
Net change in unrealized gains (losses) on available-for-sale debt securities	(20,619)	(15,807)	105
Total other comprehensive income (loss)	(21,986)	(16,725)	223
Comprehensive loss attributable to Snowflake Inc.	$ (819,512)	$ (696,673)	$ (538,879)

See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except per share data)

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock[(1)]		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Snowflake Inc. Stockholders' Equity (Deficit)	Noncontrolling Interest	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount						
BALANCE—January 31, 2020	169,921	$ 936,474	55,452	$ 6	$ 155,340	$ 216	$ (700,319)	$ (544,757)	$ —	$ (544,757)
Issuance of Series G-1 and Series G-2 redeemable convertible preferred stock at $38.77 per share, net of issuance costs of $230	12,350	478,573	—	—	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock to common stock upon initial public offering	(182,271)	(1,415,047)	182,271	18	1,415,029	—	—	1,415,047	—	1,415,047
Issuance of common stock upon initial public offering and private placements, net of underwriting discounts	—	—	36,367	4	4,242,280	—	—	4,242,284	—	4,242,284
Issuance of common stock upon exercise of stock options	—	—	13,799	—	53,671	—	—	53,671	—	53,671
Exercise of common stock warrants	—	—	32	—	—	—	—	—	—	—
Repurchase of early exercised stock options	—	—	(40)	—	—	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock	—	—	—	—	5,592	—	—	5,592	—	5,592
Vesting of restricted stock units	—	—	37	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	303,513	—	—	303,513	—	303,513
Other comprehensive income	—	—	—	—	—	223	—	223	—	223
Net loss	—	—	—	—	—	—	(539,102)	(539,102)	—	(539,102)
BALANCE—January 31, 2021	—	—	287,918	28	6,175,425	439	(1,239,421)	4,936,471	—	4,936,471
Issuance of common stock upon exercise of stock options	—	—	20,903	3	126,998	—	—	127,001	—	127,001
Issuance of common stock under employee stock purchase plan	—	—	370	—	52,227	—	—	52,227	—	52,227
Vesting of early exercised stock options	—	—	—	—	750	—	—	750	—	750
Vesting of restricted stock units	—	—	3,186	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	629,269	—	—	629,269	—	629,269
Other comprehensive loss	—	—	—	—	—	(16,725)	—	(16,725)	—	(16,725)
Net loss	—	—	—	—	—	—	(679,948)	(679,948)	—	(679,948)
BALANCE—January 31, 2022	—	—	312,377	31	6,984,669	(16,286)	(1,919,369)	5,049,045	—	5,049,045
Issuance of common stock upon exercise of stock options	—	—	6,118	1	39,742	—	—	39,743	—	39,743
Issuance of common stock under employee stock purchase plan	—	—	286	—	40,931	—	—	40,931	—	40,931
Issuance of common stock in connection with a business combination	—	—	1,916	—	438,916	—	—	438,916	—	438,916
Issuance of common stock in connection with a business combination subject to future vesting	—	—	409	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	244	—	—	244	—	244
Vesting of restricted stock units	—	—	3,348	—	—	—	—	—	—	—
Shares withheld related to net share settlement of equity awards	—	—	(1,149)	—	(184,702)	—	—	(184,702)	—	(184,702)
Stock-based compensation	—	—	—	—	890,950	—	—	890,950	—	890,950
Capital contributions from noncontrolling interest holders	—	—	—	—	—	—	—	—	13,000	13,000
Other comprehensive loss	—	—	—	—	—	(21,986)	—	(21,986)	—	(21,986)
Net loss	—	—	—	—	—	—	(796,705)	(796,705)	(821)	(797,526)
BALANCE—January 31, 2023	—	$ —	323,305	$ 32	$ 8,210,750	$ (38,272)	$ (2,716,074)	$ 5,456,436	$ 12,179	$ 5,468,615

[(1)] On March 1, 2021, all shares of the Company's then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock, pursuant to the terms of the Company's amended and restated certificate of incorporation. No additional shares of Class B common stock will be issued following such conversion. See Note 12 for further details.

See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net loss	$ (797,526)	$ (679,948)	$ (539,102)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	63,535	21,498	9,826
Non-cash operating lease costs	46,240	35,553	33,475
Amortization of deferred commissions	57,445	37,876	28,841
Stock-based compensation, net of amounts capitalized	861,533	605,095	301,441
Net amortization of premiums on investments	3,497	48,002	8,630
Net unrealized losses (gains) on strategic investments in equity securities	46,435	(27,621)	—
Deferred income tax	(26,664)	(717)	(30)
Other	1,618	2,014	4,610
Changes in operating assets and liabilities, net of effects of business combinations:			
Accounts receivable	(166,965)	(251,652)	(116,289)
Deferred commissions	(95,107)	(95,877)	(51,444)
Prepaid expenses and other assets	(2,904)	(159,159)	(62,349)
Accounts payable	8,024	7,371	(2,878)
Accrued expenses and other liabilities	74,519	79,772	58,252
Operating lease liabilities	(42,342)	(38,249)	(31,281)
Deferred revenue	514,301	526,221	312,881
Net cash provided by (used in) operating activities	545,639	110,179	(45,417)
Cash flows from investing activities:			
Purchases of property and equipment	(25,128)	(16,221)	(35,037)
Capitalized internal-use software development costs	(24,012)	(12,772)	(5,293)
Cash paid for business combinations, net of cash and cash equivalents acquired	(362,609)	—	(6,035)
Purchases of intangible assets	(700)	(24,334)	(8,374)
Purchases of investments	(3,901,321)	(4,250,338)	(4,859,852)
Sales of investments	58,813	440,069	177,070
Maturities and redemptions of investments	3,657,072	3,842,796	700,876
Net cash used in investing activities	(597,885)	(20,800)	(4,036,645)
Cash flows from financing activities:			
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	—	478,573
Proceeds from initial public offering and private placements, net of underwriting discounts	—	—	4,242,284
Proceeds from early exercised stock options	—	—	159
Proceeds from exercise of stock options	39,893	127,036	53,378
Proceeds from issuance of common stock under employee stock purchase plan	40,931	52,227	—
Proceeds from repayments of a nonrecourse promissory note	—	—	2,090

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Repurchases of early exercised stock options	—	—	(30)
Taxes paid related to net share settlement of equity awards	(184,648)	—	—
Capital contributions from noncontrolling interest holders	13,000	—	—
Payments of deferred purchase consideration for business combinations	(1,800)	(1,065)	(1,164)
Net cash provided by (used in) financing activities	(92,624)	178,198	4,775,290
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(933)	(236)	(11)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(145,803)	267,341	693,217
Cash, cash equivalents, and restricted cash—beginning of period	1,102,534	835,193	141,976
Cash, cash equivalents, and restricted cash—end of period	$ 956,731	$ 1,102,534	$ 835,193
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 6,550	$ 1,482	$ 1,195
Supplemental disclosures of non-cash investing and financing activities			
Property and equipment included in accounts payable and accrued expenses	$ 6,317	$ 5,115	$ 6,941
Stock-based compensation included in capitalized software development costs	$ 28,467	$ 23,620	$ 2,072
Vesting of early exercised stock options	$ 244	$ 750	$ 3,502
Issuance of common stock in connection with a business combination	$ 438,916	$ —	$ —
Purchases of intangible assets included in accrued expenses and other liabilities	$ —	$ 4,544	$ —
Reconciliation of cash, cash equivalents, and restricted cash:			
Cash and cash equivalents	$ 939,902	$ 1,085,729	$ 820,177
Restricted cash—included in other assets and prepaid expenses and other current assets	16,829	16,805	15,016
Total cash, cash equivalents, and restricted cash	$ 956,731	$ 1,102,534	$ 835,193

See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Snowflake Inc. (Snowflake or the Company) provides a cloud-based data platform, which enables customers to consolidate data into a single source of truth to drive meaningful business insights, build data applications, and share data and data products. The Company provides its platform through a customer-centric, consumption-based business model, only charging customers for the resources they use. Through its platform, the Company delivers the Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from rapidly growing data sets in secure, governed, and compliant ways. Snowflake was incorporated in the state of Delaware on July 23, 2012.

2. Basis of Presentation and Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on January 31. For example, references to fiscal 2023 refer to the fiscal year ended January 31, 2023.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

The consolidated financial statements include the accounts of Snowflake Inc., its wholly-owned subsidiaries, and a majority-owned subsidiary in which the Company has a controlling financial interest. All intercompany transactions and balances have been eliminated in consolidation. The Company records noncontrolling interest in its consolidated financial statements to recognize the minority ownership interest in its majority-owned subsidiary. Profits and losses of the majority-owned subsidiary are attributed to controlling and noncontrolling interests using the hypothetical liquidation at book value method.

Segment Information

The Company has a single operating and reportable segment. The Company's chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. For information regarding the Company's revenue by geographic area, see Note 3.

The following table presents the Company's long-lived assets, comprising property and equipment, net and operating lease right-of-use assets, by geographic area (in thousands):

	January 31, 2023	January 31, 2022
United States	$ 329,275	$ 272,895
Other[1]	62,814	22,540
Total	$ 392,089	$ 295,435

---

[1] No individual country outside of the United States accounted for more than 10% of the Company's long-lived assets as of January 31, 2023 and 2022.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, stand-alone selling prices (SSP) for each distinct performance obligation, internal-use software development costs, the expected period of benefit for deferred commissions, the fair value of intangible assets acquired in business combinations, the useful lives of long-lived assets, the carrying value of operating lease right-of-use assets, stock-based compensation, accounting for income taxes, and the fair value of investments in marketable and non-marketable securities.

The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. These estimates are assessed on a regular basis; however, actual results could differ from these estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, investments in marketable securities, restricted cash, accounts receivable, and deliverable foreign currency forward contracts. The Company maintains its cash, cash equivalents, investments in marketable securities, restricted cash and deliverable foreign currency forward contracts with high-quality financial institutions that have investment-grade ratings. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers up to the amounts recorded on the consolidated balance sheets. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial conditions. The Company generally does not require collateral from its customers. For information regarding the Company's significant customers, see Note 3.

Foreign Currency

The reporting currency of the Company is the United States dollar. The functional currency of the Company's foreign subsidiaries is the U.S. dollar or the Euro, depending on the nature of the subsidiaries' activities. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at period-end exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in other income (expense), net in the consolidated statements of operations, and have not been material for any of the periods presented.

For those subsidiaries with non-U.S. dollar functional currencies, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Revenue and expenses are translated at the average exchange rates during the period. Equity transactions are translated using historical exchange rates. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of stockholders' equity (deficit).

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (ASC 606) for all periods presented.

The Company delivers its platform over the internet as a service. Customers choose to consume the platform under either capacity arrangements, in which customers commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which the Company charges for use of the platform monthly in arrears. Under capacity arrangements, from which a majority of revenue is derived, the Company typically bills its customers annually in advance of their consumption. Revenue from on-demand arrangements typically relates to initial consumption as part of customer onboarding and, to a lesser extent, overage consumption beyond a customer's contracted usage amount or following the expiration of a customer's contract. Revenue from on-demand arrangements represented approximately 2%, 3%, and 4% of the Company's revenue for the fiscal years ended January 31, 2023, 2022, and 2021, respectively. The Company recognizes revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. Deployment fees are recognized ratably over the contract term.

Customers do not have the contractual right to take possession of the Company's platform. Pricing for the platform includes embedded support services, data backup and disaster recovery services, as well as future updates, when and if available, offered during the contract term.

Customer contracts for capacity typically have a term of one to four years. To the extent customers enter into such contracts and either consume the platform in excess of their capacity commitments or continue to use the platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, customer contracts permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. Customer contracts are generally non-cancelable during the contract term, although customers can terminate for breach if the Company materially fails to perform. For those customers who do not have a capacity arrangement, the Company's on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or the Company.

For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer's data stored in the platform. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.

The Company's revenue also includes professional services and other revenue, which consists primarily of consulting, on-site technical solution services, and training related to the platform. Professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists primarily of fees from customer training delivered on-site or through publicly available classes.

The Company determines revenue recognition in accordance with ASC 606 through the following five steps:

1) Identify the contract with a customer. The Company considers the terms and conditions of the contracts and the Company's customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party's rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. The Company treats consumption of its platform for compute, storage, and data transfer resources as one single performance obligation because they are consumed by customers as a single, integrated offering. The Company does not make any one of these resources available for consumption without the others. Instead, each of compute, storage, and data transfer work together to drive consumption on the Company's platform. The Company treats its virtual private deployments for customers, professional services, on-site technical solution services, and training each as a separate and distinct performance obligation. Some customers have negotiated an option to purchase additional capacity at a stated discount. These options generally do not provide a material right as they are priced at the Company's SSP, as described below, as the stated discounts are not incremental to the range of discounts typically given.

3) Determine the transaction price. The transaction price is determined based on the consideration the Company expects to receive in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Variable consideration is estimated based on expected value, primarily relying on the Company's history. In certain situations, the Company may also use the most likely amount as the basis of its estimate. None of the Company's contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

4) Allocate the transaction price to performance obligations in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative SSP basis. The determination of a relative SSP for each distinct performance obligation requires judgment. The Company determines SSP for performance obligations based on an observable standalone selling price when it is available, as well as other factors, including the overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the services being sold, the volume of capacity commitments, and other factors. The observable standalone selling price is established based on the price at which products and services are sold separately. If an SSP is not observable through past transactions, the Company estimates it using available information including, but not limited to, market data and other observable inputs.

5) Recognize revenue when or as the Company satisfies a performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. Revenue is recognized when control of the services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company determined an output method to be the most appropriate measure of progress because it most faithfully represents when the value of the services is simultaneously received and consumed by the customer, and control is transferred. Virtual private deployment fees are recognized ratably over the term of the deployment as the deployment service represents a stand-ready performance obligation provided throughout the deployment term.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, depreciation of property and equipment, information technology (IT) and general recruiting related expenses and other expenses, such as software and subscription services.

Cost of Revenue

Cost of revenue consists primarily of (i) third-party cloud infrastructure expenses incurred in connection with the customers' use of the Snowflake platform and deploying and maintaining the platform on public clouds, including different regional deployments, (ii) personnel-related costs associated with the Company's customer support team, engineering team that is responsible for maintaining the Company's service availability and security of its platform, and professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation, and (iii) costs of contracted third-party partners for professional services. Cost of revenue also includes amortization of internal-use software development costs, amortization of acquired developed technology intangible assets, expenses associated with software and subscription services dedicated for use by the Company's customer support team and engineering team responsible for maintaining the Company's service, and allocated overhead.

Research and Development Costs

Research and development costs are expensed as incurred, unless they qualify as internal-use software development costs. Research and development expenses consist primarily of personnel-related expenses associated with the Company's research and development staff, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing the Company's platform, expenses associated with computer equipment, software and subscription services dedicated for use by the Company's research and development organization, and allocated overhead.

Advertising Costs

Advertising costs, excluding expenses associated with the Company's user conferences, are expensed as incurred and are included in sales and marketing expenses in the consolidated statements of operations. These costs were $68.2 million, $57.5 million, and $41.0 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

Income Taxes

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company's financial condition and operating results.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards, including stock options, restricted stock units (RSUs), restricted common stock granted to employees, non-employee directors, and other service providers, and stock purchase rights granted under the Employee Stock Purchase Plan (ESPP Rights) to employees, based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted and ESPP Rights is estimated using the Black-Scholes option-pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company's common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over an expected term, actual and projected employee stock option exercise behaviors, the risk-free interest rate for an expected term, and expected dividends. The fair value of each RSU is based on the fair value of the Company's common stock on the date of grant.

Stock-based compensation is generally recognized on a straight-line basis over the requisite service period. For awards with both a service-based vesting condition and a performance-based vesting condition, the stock-based compensation is recognized using an accelerated attribution method from the time it is deemed probable that the vesting condition will be met through the time the service-based vesting condition has been achieved. If an award contains a provision whereby vesting is accelerated upon a change in control, the Company recognizes stock-based compensation expense on a straight-line basis, as a change in control is considered to be outside of the Company's control and is not considered probable until it occurs. Forfeitures are accounted for in the period in which they occur.

During the fiscal year ended January 31, 2023, the Company began funding withholding taxes due upon the vesting of employee RSUs in certain jurisdictions by net share settlement, rather than its previous approach of selling shares of the Company's common stock. The amount of withholding taxes related to net share settlement of employee RSUs is reflected as (i) a reduction to additional paid-in-capital, and (ii) cash outflows for financing activities when the payments are made. The shares withheld by the Company as a result of the net share settlement of RSUs are not considered issued and outstanding, and do not impact the calculation of basic net income (loss) per share attributable to Snowflake Inc. Class A and Class B common stockholders.

Net Loss Per Share Attributable to Snowflake Inc. Class A and Class B Common Stockholders

As discussed in Note 12, on March 1, 2021, all shares of the Company's then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock pursuant to the terms of the Company's amended and restated certificate of incorporation.

Basic and diluted net loss per share attributable to Snowflake Inc. common stockholders is computed in conformity with the two-class method required for participating securities. The Company considered unvested common stock and, prior to the automatic conversion of all of its outstanding redeemable convertible preferred stock into Class B common stock in connection with its initial public offering (IPO) in September 2020, all series of its redeemable convertible preferred stock to be participating securities, as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is declared on common stock. Under the two-class method, net loss is not allocated to the redeemable convertible preferred stock as the holders of such stock do not have a contractual obligation to share in the Company's losses.

Basic net loss per share attributable to Snowflake Inc. common stockholders is computed by dividing net loss attributable to Snowflake Inc. common stockholders by the weighted-average number of shares of Snowflake Inc. common stock outstanding during the period. Diluted net loss per share attributable to Snowflake Inc. common stockholders is computed by giving effect to all potentially dilutive Snowflake Inc. common stock equivalents to the extent they are dilutive. For purposes of this calculation, redeemable convertible preferred stock, stock options, restricted common stock, RSUs, ESPP Rights, early exercised stock options, and common stock warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to Snowflake Inc. common stockholders as their effect is anti-dilutive for all periods presented.

The rights, including the liquidation and dividend rights, of the holders of Snowflake Inc. Class A and Class B common stock are identical, except with respect to voting, converting, and transfer rights. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis to each class of common stock and the resulting basic and diluted net loss per share attributable to Snowflake Inc. common stockholders are, therefore, the same for both Snowflake Inc. Class A and Class B common stock on both individual and combined basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of collateralized letters of credit established in connection with lease agreements for the Company's facilities. Restricted cash is included in current assets for leases that expire within one year and is included in non-current assets for leases that expire more than one year from the balance sheet date.

Investments

The Company's investments in marketable debt securities have been classified and accounted for as available-for-sale and are recorded at estimated fair value. The Company classifies its marketable debt securities as either short-term or long-term at each balance sheet date based on each instrument's underlying contractual maturity date. Short-term investments are investments with original maturities of less than one year when purchased. Purchase premiums and discounts are amortized or accreted using the effective interest method over the life of the related security and such amortization and accretion are included in interest income in the consolidated statements of operations.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis. If either of these criteria is met, the security's amortized cost basis is written down to fair value through other income (expense), net in the consolidated statements of operations. If neither of these criteria is met, the Company further assesses whether the decline in fair value below amortized cost is due to credit or non-credit related factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. Credit related unrealized losses are recognized as an allowance on the consolidated balance sheets with a corresponding charge in the other income (expense), net in the consolidated statements of operations. Non-credit related unrealized losses and unrealized gains on available-for-sale debt securities are included in accumulated other comprehensive income (loss).

Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

Strategic Investments

The Company's strategic investments consist of non-marketable equity and debt securities in privately-held companies and marketable equity securities in publicly-traded companies, in which the Company does not have a controlling interest or significant influence. Strategic investments are included in other assets on the consolidated balance sheets.

Non-marketable equity securities are recorded at cost and adjusted for observable transactions for the same or similar investments of the same issuer (referred to as the Measurement Alternative) or impairment. For these investments, the Company recognizes remeasurement adjustments, including upward and downward adjustments, and impairments, if any, in other income (expense), net in the consolidated statements of operations. Valuations of privately-held securities are inherently complex due to the lack of readily available market data and require the use of judgment. For example, determining whether an orderly transaction is for an identical or similar investment requires judgment based on the rights and obligations that are attached to the securities. In determining the estimated fair value of these investments, the Company uses the most recent data available to the Company.

Marketable equity securities are measured at fair value with changes in fair value recorded in other income (expense), net in the consolidated statements of operations.

Non-marketable debt securities are classified as available-for-sale and are recorded at their estimated fair value with changes in fair value recorded through accumulated other comprehensive income (loss).

Strategic investments are subject to periodic impairment analysis, which would involve an assessment of both qualitative and quantitative factors, including the investee's financial metrics, market acceptance of the investee's product or technology, and the rate at which the investee is using its cash. If the investment is considered impaired, the Company recognizes an impairment through other income (expense), net in the consolidated statements of operations and establishes a new carrying value for the investment.

Fair Value of Financial Instruments

The Company's primary financial instruments include cash equivalents, investments in marketable securities, strategic investments, restricted cash, accounts receivable, accounts payable and accrued expenses. The carrying amounts of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term nature. See Note 5 for information regarding the fair value of the Company's investments in marketable securities and strategic investments.

Derivative Financial Instruments

During the fiscal year ended January 31, 2023, the Company began using derivative financial instruments to manage its exposure to certain foreign currency exchange risks associated with certain intercompany balances denominated in currencies other than the U.S. dollar. These derivative financial instruments consist of deliverable foreign currency forward contracts with maturities of one month or less and are not designated as hedging instruments. As such, all changes in the fair value of these derivative instruments are recorded in other income (expense), net on the consolidated statements of operations, and are intended to offset the foreign currency transaction gains or losses associated with the underlying intercompany balances. The resulting derivative assets and liabilities are measured at fair value using Level 2 inputs and presented as prepaid expenses and other current assets and accrued expenses and other current liabilities, as applicable, on the consolidated balance sheets. Cash flows at settlement of such foreign currency forward contracts are classified as operating activities in the consolidated statement of cash flows.

As of January 31, 2023, all of the Company's derivative assets and liabilities were settled, and the related realized gains (losses) were not material for the fiscal year ended January 31, 2023.

Accounts Receivable, Net

Accounts receivable include billed and unbilled receivables, net of allowance for credit losses. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The allowance for credit losses is estimated based on the Company's assessment of the collectibility of accounts receivable by considering various factors, including the age of each outstanding invoice, the collection history of each customer, historical write-off experience, current economic conditions, and reasonable and supportable forecasts of future economic conditions over the life of the receivable. The Company assesses collectibility by reviewing accounts receivable on an aggregate basis when similar characteristics exist and on an individual basis when specific customers with collectibility issues are identified. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs, primarily related to its cloud platform. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized costs are included in property and equipment, net on the consolidated balance sheets. These costs are amortized over the estimated useful life of the software, which is three years, on a straight-line basis. The amortization of capitalized costs related to the Company's platform applications is primarily included in cost of revenue in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, ranging from generally three to seven years. Leasehold improvements are amortized over the shorter of estimated useful life or the remaining lease term. Expenses that improve an asset or extend its remaining useful life are capitalized. Costs of maintenance or repairs that do not extend the lives of the respective assets are charged to expenses as incurred.

Deferred Commissions

The Company capitalizes incremental costs of obtaining a contract with a customer if such costs are recoverable. Such costs consist primarily of (i) sales commissions tied to new customer or customer expansion contracts earned by the Company's sales force and the associated payroll taxes and fringe benefits, and (ii) certain referral fees earned by third parties. These costs are capitalized and then amortized over a period of benefit that is determined to be five years. The Company determined the period of benefit by taking into consideration the length of terms in its customer contracts, life of the technology, and other factors. Amounts expected to be recognized within one year of the balance sheet date are recorded as deferred commissions, current, and the remaining portion is recorded as deferred commissions, non-current, on the consolidated balance sheets. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations. As a result of modifications to the Company's sales compensation plan during the fiscal year ended January 31, 2021, a portion of the sales commissions paid to the sales force is earned based on the rate of the customers' consumption of the Company's platform, in addition to a portion of the commissions earned upon the origination of the new customer or customer expansion contract. Sales commissions tied to customers' consumption are not considered incremental costs and are expensed in the same period as they are earned. Deferred commissions are periodically analyzed for impairment. There were no impairment losses relating to the deferred commissions for all periods presented.

Leases

The Company determines if an arrangement is or contains a lease at inception by evaluating various factors, including if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Lease classification is determined at the lease commencement date. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current on the consolidated balance sheets. The Company did not have any material finance leases for all periods presented.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist primarily of the fixed payments under the arrangement, less any lease incentives. Variable lease payments are expensed as incurred and include certain non-lease components, such as maintenance and other services provided by the lessor to the extent the charges are variable. The Company uses an estimate of its incremental borrowing rate (IBR) based on the information available at the lease commencement date in determining the present value of lease payments, unless the implicit rate is readily determinable. In determining the appropriate IBR, the Company considers various factors, including, but not limited to, its credit rating, the lease term, and the currency in which the arrangement is denominated. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company does not separate non-lease components from lease components for its facility asset portfolio. In addition, the Company does not recognize right-of-use assets and lease liabilities for short-term leases, which have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

In addition, the Company subleases certain of its unoccupied facilities to third parties. Any impairment to the associated right-of-use assets, leasehold improvements, or other assets as a result of a sublease is recognized in the period the sublease is executed and recorded in the consolidated statements of operations. The Company recognizes sublease income on a straight-line basis over the sublease term. Sublease income is recorded as a reduction to the Company's operating lease costs.

Business Combinations

The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. When the Company acquires a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Critical estimates used in valuing certain intangible assets include, but are not limited to, time and resources required to recreate the assets acquired. These estimates are based on information obtained from the management of the acquired companies, the Company's assessment of the information, and historical experience. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period of up to one year from the acquisition date, the Company may record adjustments to the preliminary fair value of the assets acquired and liabilities assumed with a corresponding offset to goodwill for these business combinations.

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets

The Company's long-lived assets with finite lives consist primarily of property and equipment, capitalized development software costs, operating lease right-of-use assets and acquired intangible assets. Long-lived assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group. The Company did not recognize any material impairments of long-lived assets for all periods presented.

Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. The Company did not recognize any impairment of goodwill for all periods presented.

Deferred Revenue

The Company records deferred revenue when the Company receives customer payments in advance of satisfying the performance obligations on the Company's contracts. Capacity arrangements are generally billed and paid in advance of satisfaction of performance obligations, and the Company's on-demand arrangements are billed in arrears generally on a monthly basis. Deferred revenue also includes amounts that have been invoiced but not yet collected, classified as accounts receivable, when the Company has an enforceable right to invoice for capacity arrangements. Deferred revenue relating to the Company's capacity arrangements that have a contractual expiration date of less than 12 months are classified as current. For capacity arrangements that have a contractual expiration date of greater than 12 months, the Company apportions deferred revenue between current and non-current based upon an assumed ratable consumption of these capacity arrangements over the entire term of the arrangement, even though it does not recognize revenue ratably over the term of the contract as customers have flexibility in their consumption and revenue is generally recognized on consumption. In addition, in many cases, the Company's customer contracts also permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. As such, the current or non-current classification of deferred revenue may not reflect the actual timing of revenue recognition.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans, and other financial instruments, the Company is required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company early adopted this guidance effective February 1, 2021 on a modified retrospective basis, and the adoption did not result in any cumulative effect adjustment in its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. The Company adopted this guidance effective February 1, 2021 on a prospective basis, and the adoption did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, *Income Taxes* in order to reduce the cost and complexity of its application. The Company early adopted this guidance effective February 1, 2021, and the adoption did not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, *Revenue from Contracts with Customers*, as if it had originated the contracts. Under the current business combinations guidance, such assets and liabilities are recognized by the acquirer at fair value on the acquisition date. The Company early adopted this guidance upon issuance to all business combinations that occur on or after the date of adoption, and the adoption did not have a material impact on the Company's consolidated financial statements.

3. Revenue, Accounts Receivable, Deferred Revenue, and Remaining Performance Obligations

Disaggregation of Revenue

Revenue consists of the following (in thousands):

	Fiscal Year Ended January 31,					
		2023		2022		2021
Product revenue	$	1,938,783	$	1,140,469	$	553,794
Professional services and other revenue		126,876		78,858		38,255
Total	$	2,065,659	$	1,219,327	$	592,049

Revenue by geographic area, based on the location of the Company's customers (or end-customers under reseller arrangements), was as follows (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Americas:			
United States	$ 1,633,843	$ 977,077	$ 499,590
Other Americas[1]	46,577	26,324	9,480
EMEA[1][2]	292,666	169,268	66,813
Asia-Pacific and Japan[1]	92,573	46,658	16,166
Total	$ 2,065,659	$ 1,219,327	$ 592,049

_____

[1] No individual country in these areas represented more than 10% of the Company's revenue for all periods presented.
[2] Includes Europe, the Middle East and Africa.

Accounts Receivable, Net

As of January 31, 2023 and 2022, allowance for credit losses of $2.2 million and $1.3 million, was included in the Company's accounts receivable, net balance, respectively.

Significant Customers

For purposes of assessing the concentration of credit risk and significant customers, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer. As of January 31, 2023 and 2022, there were no customers that represented 10% or more of the Company's accounts receivable, net balance. Additionally, there were no customers that represented 10% or more of the Company's revenue for each of the fiscal years ended January 31, 2023, 2022, and 2021.

Deferred Revenue

The Company recognized $974.3 million, $535.8 million, and $257.9 million of revenue for the fiscal years ended January 31, 2023, 2022, and 2021, respectively, from the deferred revenue balances as of January 31, 2022, 2021, and 2020, respectively.

Remaining Performance Obligations

Remaining performance obligations (RPO) represent the amount of contracted future revenue that has not yet been recognized, including (i) deferred revenue and (ii) non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company's RPO excludes performance obligations from on-demand arrangements as there are no minimum purchase commitments associated with these arrangements, and certain time and materials contracts that are billed in arrears. Portions of RPO that are not yet invoiced and are denominated in foreign currencies are revalued into U.S. dollars each period based on the applicable period-end exchange rates.

As of January 31, 2023, the Company's RPO was $3.7 billion, of which the Company expects approximately 55% to be recognized as revenue in the twelve months ending January 31, 2024 based on historical customer consumption patterns. However, the amount and timing of revenue recognition are generally dependent upon customers' future consumption, which is inherently variable at customers' discretion and can extend beyond the original contract term in cases where customers are permitted to roll over unused capacity to future periods, generally on the purchase of additional capacity at renewal.

4. Cash Equivalents and Investments

The following is a summary of the Company's cash equivalents, short-term investments, and long-term investments on the consolidated balance sheets (in thousands):

	January 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:				
Money market funds	$ 379,094	$ —	$ —	$ 379,094
Commercial paper	9,305	—	(1)	9,304
Corporate notes and bonds	6,902	1	—	6,903
Certificates of deposit	3,045	—	(1)	3,044
Total cash equivalents	398,346	1	(2)	398,345
Investments:				
Corporate notes and bonds	2,124,454	2,096	(23,470)	2,103,080
Commercial paper	883,023	272	(1,947)	881,348
U.S. government and agency securities	715,949	107	(12,220)	703,836
Certificates of deposit	453,557	278	(1,110)	452,725
Total investments	4,176,983	2,753	(38,747)	4,140,989
Total cash equivalents and investments	$ 4,575,329	$ 2,754	$ (38,749)	$ 4,539,334

	January 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:				
Money market funds	$ 722,492	$ —	$ —	$ 722,492
Commercial paper	77,795	1	(2)	77,794
U.S. government securities	36,997	—	(2)	36,995
Corporate notes and bonds	7,950	—	(1)	7,949
Total cash equivalents	845,234	1	(5)	845,230
Investments:				
Corporate notes and bonds	2,610,010	91	(12,062)	2,598,039
Commercial paper	884,376	81	(821)	883,636
U.S. government and agency securities	439,449	28	(2,558)	436,919
Certificates of deposit	104,108	4	(135)	103,977
Total investments	4,037,943	204	(15,576)	4,022,571
Total cash equivalents and investments	$ 4,883,177	$ 205	$ (15,581)	$ 4,867,801

The Company included $19.4 million and $14.1 million of interest receivable in prepaid expenses and other current assets on the consolidated balance sheets as of January 31, 2023 and 2022, respectively. The Company did not recognize an allowance for credit losses against interest receivable as of January 31, 2023 and 2022 because such potential losses were not material.

As of January 31, 2023, the contractual maturities of the Company's available-for-sale marketable debt securities did not exceed 36 months. The estimated fair values of available-for-sale marketable debt securities, by remaining contractual maturity, are as follows (in thousands):

	January 31, 2023
	Estimated Fair Value
Due within 1 year	$ 3,087,217
Due in 1 year to 3 years	1,073,023
Total	$ 4,160,240

The following tables show the fair values of, and the gross unrealized losses on, the Company's available-for-sale marketable debt securities, classified by the length of time that the securities have been in a continuous unrealized loss position and aggregated by investment type, on the consolidated balance sheets (in thousands):

| | January 31, 2023 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Cash equivalents:						
Commercial paper	$ 9,304	$ (1)	$ —	$ —	$ 9,304	$ (1)
Certificates of deposit	3,044	(1)	—	—	3,044	(1)
Total cash equivalents	12,348	(2)	—	—	12,348	(2)
Investments:						
Corporate notes and bonds	899,655	(8,521)	736,431	(14,949)	1,636,086	(23,470)
U.S. government and agency securities	387,207	(3,157)	232,771	(9,063)	619,978	(12,220)
Commercial paper	561,793	(1,947)	—	—	561,793	(1,947)
Certificates of deposit	256,428	(1,110)	—	—	256,428	(1,110)
Total investments	2,105,083	(14,735)	969,202	(24,012)	3,074,285	(38,747)
Total cash equivalents and investments	$2,117,431	$ (14,737)	$ 969,202	$ (24,012)	$3,086,633	$ (38,749)

| | January 31, 2022 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Cash equivalents:						
Commercial paper	$ 55,819	$ (2)	$ —	$ —	$ 55,819	$ (2)
U.S. government securities	36,995	(2)	—	—	36,995	(2)
Corporate notes and bonds	7,629	(1)	—	—	7,629	(1)
Total cash equivalents	100,443	(5)	—	—	100,443	(5)
Investments:						
Corporate notes and bonds	2,378,956	(12,044)	8,935	(18)	2,387,891	(12,062)
Commercial paper	653,827	(821)	—	—	653,827	(821)
U.S. government and agency securities	334,980	(2,558)	—	—	334,980	(2,558)
Certificates of deposit	49,118	(135)	—	—	49,118	(135)
Total investments	3,416,881	(15,558)	8,935	(18)	3,425,816	(15,576)
Total cash equivalents and investments	$3,517,324	$ (15,563)	$ 8,935	$ (18)	$3,526,259	$ (15,581)

For available-for-sale marketable debt securities with unrealized loss positions, the Company does not intend to sell these securities and it is more likely than not that the Company will hold these securities until maturity or a recovery of the cost basis. The decline in fair value of these securities due to credit related factors was not material as of January 31, 2023 and 2022.

See Note 5 for information regarding the Company's strategic investments.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents the fair value hierarchy for the Company's assets measured at fair value on a recurring basis as of January 31, 2023 (in thousands):

	Level 1	Level 2	Total
Cash equivalents:			
Money market funds	$ 379,094	$ —	$ 379,094
Commercial paper	—	9,304	9,304
Corporate notes and bonds	—	6,903	6,903
Certificates of deposit	—	3,044	3,044
Short-term investments:			
Corporate notes and bonds	—	1,301,296	1,301,296
Commercial paper	—	881,348	881,348
Certificates of deposit	—	445,194	445,194
U.S. government and agency securities	—	440,128	440,128
Long-term investments:			
Corporate notes and bonds	—	801,784	801,784
U.S. government and agency securities	—	263,708	263,708
Certificates of deposit	—	7,531	7,531
Total	$ 379,094	$ 4,160,240	$ 4,539,334

The following table presents the fair value hierarchy for the Company's assets measured at fair value on a recurring basis as of January 31, 2022 (in thousands):

	Level 1	Level 2	Total
Cash equivalents:			
Money market funds	$ 722,492	$ —	$ 722,492
Commercial paper	—	77,794	77,794
U.S. government securities	—	36,995	36,995
Corporate notes and bonds	—	7,949	7,949
Short-term investments:			
Corporate notes and bonds	—	1,662,436	1,662,436
Commercial paper	—	883,636	883,636
U.S. government and agency securities	—	116,712	116,712
Certificates of deposit	—	103,580	103,580
Long-term investments:			
Corporate notes and bonds	—	935,603	935,603
U.S. government and agency securities	—	320,207	320,207
Certificates of deposit	—	397	397
Total	$ 722,492	$ 4,145,309	$ 4,867,801

The Company determines the fair value of its security holdings based on pricing from the Company's service providers and market prices from industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs), such as yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures.

Strategic Investments

The tables above do not include the Company's strategic investments, which consist primarily of non-marketable equity securities accounted for using the Measurement Alternative and marketable equity securities.

The Company's non-marketable equity securities accounted for using the Measurement Alternative are recorded at fair value on a non-recurring basis and classified within Level 3 of the fair value hierarchy because significant unobservable inputs or data in an inactive market are used in estimating their fair value. The estimation of fair value for these assets requires the use of an observable transaction price or other unobservable inputs, including the volatility, rights, and obligations of the securities the Company holds. The Company's marketable equity securities are recorded at fair value on a recurring basis and classified within Level 1 of the fair value hierarchy because they are valued using the quoted market price.

The following table presents the Company's strategic investments by type (in thousands):

	January 31, 2023	January 31, 2022
Equity securities:		
Non-marketable equity securities under Measurement Alternative	$ 174,248	$ 170,860
Non-marketable equity securities under equity method	5,066	—
Marketable equity securities	22,122	34,646
Debt securities:		
Non-marketable debt securities	1,500	2,250
Total strategic investments—included in other assets	$ 202,936	$ 207,756

The following table summarizes the unrealized gains and losses included in the carrying value of the Company's strategic investments in equity securities held as of January 31, 2023 (in thousands):

| | Fiscal Year Ended January 31, | |
	2023	2022
Non-marketable equity securities under Measurement Alternative:		
Upward adjustments	$ 4,125	$ 32,975
Impairments	(38,036)	—
Marketable equity securities:		
Net unrealized losses	(12,524)	(5,354)
Total—included in other income (expense), net	$ (46,435)	$ 27,621

During the fiscal year ended January 31, 2021, the Company did not have any strategic investments in marketable equity securities and did not record any upward or downward adjustments, or impairments, on non-marketable equity securities under Measurement Alternative.

No realized gains or losses were recognized on the Company's strategic investments in equity securities during any of periods presented. The cumulative upward adjustments and the cumulative impairments to the carrying value of the non-marketable equity securities accounted for using the Measurement Alternative that the Company held as of January 31, 2023 were $37.1 million and $38.0 million, respectively.

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	January 31, 2023	January 31, 2022
Leasehold improvements	$ 59,872	$ 51,801
Computers, equipment, and software	20,050	8,735
Furniture and fixtures	14,800	8,488
Capitalized internal-use software development costs	44,059	17,154
Construction in progress—capitalized internal-use software development costs	61,575	36,163
Construction in progress—other	7,313	6,185
Total property and equipment, gross	207,669	128,526
Less: accumulated depreciation and amortization[1]	(46,846)	(23,447)
Total property and equipment, net	$ 160,823	$ 105,079

---

[1] Includes $19.9 million and $9.7 million of accumulated amortization related to capitalized internal-use software development costs as of January 31, 2023 and 2022, respectively.

Depreciation and amortization expense was $24.7 million, $13.7 million, and $7.0 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively. Included in these amounts were the amortization of capitalized internal-use software development costs of $10.2 million, $4.2 million, and $2.9 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

7. Business Combinations

Fiscal 2023

Streamlit, Inc.

On March 31, 2022, the Company acquired all outstanding stock of Streamlit, Inc. (Streamlit), a privately-held company which provides an open-source framework for creating and deploying data applications. The Company acquired Streamlit primarily for its talent and developer community. The Company has accounted for this transaction as a business combination. The acquisition date fair value of the purchase consideration was $650.8 million, which was comprised of the following (in thousands):

	Estimated Fair Value
Cash	$ 211,839
Common stock[1]	438,916
Total	$ 650,755

[1] Approximately 1.9 million shares of the Company's Class A common stock were included in the purchase consideration and the fair values of these shares were determined based on the closing market price of $229.13 per share on the acquisition date.

In addition, in connection with this business combination, the Company issued to Streamlit's three founders a total of 0.4 million shares of the Company's Class A common stock in exchange for a portion of their Streamlit stock. These shares are subject to vesting agreements pursuant to which the shares will vest over three years, subject to each founder's continued employment with the Company or its affiliates. The $93.7 million fair value of these shares are accounted for as post-combination stock-based compensation over the requisite service period of three years. See Note 12 for further discussion.

The purchase consideration was preliminarily allocated to assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition. During the three months ended January 31, 2023, the Company recorded a measurement period adjustment which did not have a material impact on goodwill. The updated preliminary allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash and cash equivalents	$ 33,914	
Goodwill	494,411	
Developer community intangible asset	150,000	5
Other net tangible liabilities	(659)	
Deferred tax liabilities, net[1]	(26,911)	
Total	$ 650,755	

[1] Deferred tax liabilities, net primarily relates to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developer community intangible asset was estimated using the replacement cost method which utilizes assumptions for the cost to replace it, such as time and resources required, as well as a theoretical profit margin and opportunity cost.

The excess of purchase consideration over the preliminary fair value of identifiable net assets acquired was recorded as goodwill, which is not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Acquisition-related costs of $1.9 million associated with this business combination were recorded as a general and administrative expense during the fiscal year ended January 31, 2023.

From the date of acquisition through January 31, 2023, revenue attributable to Streamlit was not material. It was impracticable to determine the effect on the Company's net loss attributable to Streamlit as its operations have been integrated into the Company's ongoing operations since the date of acquisition.

Applica Sp. z.o.o.

On September 23, 2022, the Company acquired all outstanding stock of Applica Sp. z.o.o. (Applica), a privately-held company which provides an artificial intelligence platform for document understanding, for $174.7 million in cash. The Company acquired Applica primarily for its talent and developed technology. The Company has accounted for this transaction as a business combination.

The purchase consideration was preliminarily allocated to assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition. During the three months ended January 31, 2023, the Company recorded a measurement period adjustment which did not have a material impact on goodwill. The updated preliminary allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash	$ 61	
Goodwill	146,444	
Developed technology intangible asset	35,000	5
Other net tangible liabilities	(612)	
Deferred tax liabilities, net[1]	(6,202)	
Total	$ 174,691	

_____
[1] Deferred tax liabilities, net primarily relates to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developed technology intangible asset was estimated using the replacement cost method, which utilizes assumptions for the cost to replace it, such as time and resources required, as well as a theoretical profit margin and opportunity cost.

The excess of purchase consideration over the preliminary fair value of identifiable net assets acquired was recorded as goodwill, which is generally not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Acquisition-related costs of $3.4 million associated with this business combination were recorded as a general and administrative expense during the fiscal year ended January 31, 2023.

The results of operations of Applica from the date of acquisition, which were not material, have been included in the Company's consolidated statements of operations for the fiscal year ended January 31, 2023.

Other Business Combination

During the fiscal year ended January 31, 2023, the Company acquired all outstanding stock of a privately-held company for $10.4 million in cash. The Company has accounted for this transaction as a business combination. In allocating the aggregate purchase consideration based on the estimated fair values, the Company recorded $2.0 million as a developed technology intangible asset (to be amortized over an estimated useful life of five years), $0.3 million of net tangible assets acquired, and $8.1 million as goodwill, which is not deductible for income tax purposes.

The excess of purchase consideration over the fair value of net tangible and identifiable assets acquired was recorded as goodwill. The Company believes the goodwill balance associated with this business combination is primarily attributed to the assembled workforce and expected synergies arising from the acquisition.

Acquisition-related costs associated with this business combination were not material for the fiscal year ended January 31, 2023, and were recorded as a general and administrative expense in the consolidated statements of operations.

From the date of acquisition through January 31, 2023, revenue attributable to this business combination was not material. It was impracticable to determine the effect on the Company's net loss attributable to this business combination as its operations have been integrated into the Company's ongoing operations since the date of acquisition.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information summarizes the combined results of operations of the Company and the above three companies acquired during fiscal 2023, as if each had been acquired as of February 1, 2021 (in thousands):

	Pro Forma	
	Fiscal Year Ended January 31,	
	2023	**2022**
	(unaudited)	
Revenue	$ 2,067,262	$ 1,221,461
Net loss	$ (866,099)	$ (817,848)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of operations of these three acquired companies to reflect certain business combination effects, including the amortization of the acquired intangible asset, stock-based compensation, income tax impact, and acquisition-related costs incurred by the Company and these three acquired companies as though these business combinations occurred as of February 1, 2021, the beginning of the Company's fiscal 2022. The historical consolidated financial information in the unaudited pro forma tables above has been adjusted in the pro forma combined financial results to give effect to pro forma events that are directly attributable to these business combinations, reasonably estimable, and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the business combinations had taken place as of February 1, 2021.

Fiscal 2021

During the fiscal year ended January 31, 2021, the Company acquired certain assets from a privately-held company for $7.1 million in cash. The Company has accounted for this transaction as a business combination. In allocating the aggregate purchase consideration based on the estimated fair values, the Company recorded $5.7 million as a developed technology intangible asset (to be amortized over an estimated useful life of five years) and $1.4 million as goodwill, which is deductible for income tax purposes.

The excess of purchase consideration over the fair value of net tangible and identifiable assets acquired was recorded as goodwill. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Acquisition-related costs associated with this business combination were not material for the fiscal year ended January 31, 2021, and were recorded as a general and administrative expense in the consolidated statements of operations. The results of operations of the business combination have been included in the Company's consolidated financial statements from the acquisition date. The business combination did not have a material impact on the Company's consolidated financial statements. Therefore, historical results of operations prior to the acquisition date and pro forma results of operations have not been presented.

8. Intangible Assets and Goodwill

Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):

	January 31, 2023		
	Gross	**Accumulated Amortization**	**Net**
Finite-lived intangible assets:			
Developer community	$ 150,000	$ (25,206)	$ 124,794
Developed technology	48,332	(9,608)	38,724
Assembled workforce	28,252	(11,036)	17,216
Patents	8,874	(4,421)	4,453
Other	47	(47)	—
Total finite-lived intangible assets	$ 235,505	$ (50,318)	$ 185,187
Indefinite-lived intangible assets—trademarks			826
Total intangible assets, net			$ 186,013

	January 31, 2022		
	Gross	**Accumulated Amortization**	**Net**
Finite-lived intangible assets:			
Assembled workforce	$ 28,252	$ (3,941)	$ 24,311
Developed technology	11,332	(4,812)	6,520
Patents	8,174	(2,690)	5,484
Other	47	(47)	—
Total finite-lived intangible assets	$ 47,805	$ (11,490)	$ 36,315
Indefinite-lived intangible assets—trademarks			826
Total intangible assets, net			$ 37,141

Intangible assets acquired during the fiscal year ended January 31, 2023 consisted primarily of developed community and developed technology intangible assets acquired in connection with business combinations. See Note 7 for further details. Intangible assets acquired during the fiscal year ended January 31, 2022 consisted primarily of $28.3 million of assembled workforce assets with a useful life of four years.

Amortization expense of intangible assets was $38.8 million, $7.8 million, and $2.8 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

As of January 31, 2023, future amortization expense is expected to be as follows (in thousands):

	Amount
Fiscal Year Ending January 31,	
2024	$ 48,501
2025	47,780
2026	41,649
2027	37,497
2028	9,760
Thereafter	—
Total	$ 185,187

Goodwill

Changes in goodwill were as follows (in thousands):

	Amount
Balance—January 31, 2021 and January 31, 2022	$ 8,449
Additions and related adjustments[(1)]	648,921
Balance—January 31, 2023	$ 657,370

_____

[(1)] Includes measurement period adjustments related to the Company's preliminary fair values of the assets acquired and liabilities assumed in business combinations, which did not have a material impact on goodwill. See Note 7 for further details.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 31, 2023	January 31, 2022
Accrued compensation	$ 123,173	$ 98,916
Employee contributions under employee stock purchase plan	36,648	28,497
Accrued third-party cloud infrastructure expenses	26,535	13,341
Liabilities associated with sales, marketing and business development programs	23,444	16,284
Accrued taxes	20,003	12,709
Accrued professional services	11,776	7,068
Accrued purchases of property and equipment	3,876	4,204
Other	23,614	19,645
Total accrued expenses and other current liabilities	$ 269,069	$ 200,664

10. Commitments and Contingencies

Operating Leases

The Company leases its facilities for office space under non-cancelable operating leases with various expiration dates through fiscal 2035. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments.

In addition, the Company subleases certain of its unoccupied facilities to third parties with various expiration dates through fiscal 2030. Such subleases have all been classified as operating leases.

The components of lease costs and other information related to leases were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Operating lease costs	$ 46,240	$ 35,745	$ 33,627
Variable lease costs	7,906	6,029	6,203
Sublease income	(12,782)	(12,722)	(12,779)
Total lease costs	$ 41,364	$ 29,052	$ 27,051

Supplemental cash flow information and non-cash activity related to the Company's operating leases were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cash payments (receipts) included in the measurement of operating lease liabilities—operating cash flows	$ 42,342	$ 38,249	$ 31,281
Operating lease liabilities arising from obtaining right-of-use assets	$ 72,158	$ 28,314	$ 11,506

Weighted-average remaining lease term and discount rate for the Company's operating leases were as follows:

	January 31, 2023	January 31, 2022
Weighted-average remaining lease term (years)	8.2	8.0
Weighted-average discount rate	6.5%	5.9%

The total remaining lease payments under non-cancelable operating leases and lease receipts for subleases as of January 31, 2023 were as follows (in thousands):

	Operating Leases	Subleases	Total
Fiscal Year Ending January 31,			
2024	$ 32,033	$ (12,083)	$ 19,950
2025	41,201	(7,746)	33,455
2026	38,044	(5,774)	32,270
2027	38,156	(5,960)	32,196
2028	35,727	(6,153)	29,574
Thereafter	151,951	(9,586)	142,365
Total lease payments (receipts)	$ 337,112	$ (47,302)	$ 289,810
Less: imputed interest	(85,454)		
Present value of operating lease liabilities	$ 251,658		

Other Contractual Commitments

Other contractual commitments relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate the Company's operations at the enterprise level.

Future minimum payments under the Company's non-cancelable purchase commitments with a remaining term in excess of one year as of January 31, 2023 are presented in the table below (in thousands):

Fiscal Year Ending January 31,	Amount
2024	$ 388,539
2025	499,406
2026	931,199 [(1)]
2027	556,178
2028	651,781
Thereafter	—
Total	$ 3,027,103

[(1)] Includes $416.4 million of remaining non-cancelable contractual commitments as of January 31, 2023 related to one of the Company's third-party cloud infrastructure agreements, under which the Company committed to spend an aggregate of at least $555.0 million, between September 2020 and December 2025 with no minimum purchase commitment during any year. The Company is required to pay the difference if it fails to meet the minimum purchase commitment by December 2025, and such payment can be applied to qualifying expenditures for cloud infrastructure services for up to twelve months after December 2025.

In January 2023, the Company amended one of its third-party cloud infrastructure agreements effective February 1, 2023 (the January 2023 Amendment). Under the amended agreement, the Company has committed to spend an aggregate of at least $2.5 billion from fiscal 2024 to fiscal 2028 on cloud infrastructure services ($350.0 million in fiscal 2024, $450.0 million in fiscal 2025, $500.0 million in fiscal 2026, $550.0 million in fiscal 2027, and $650.0 million in fiscal 2028), which are reflected in the table above. The Company is required to pay the difference if it fails to meet the minimum purchase commitment during any fiscal year, and such payment can be applied to qualifying expenditures for cloud infrastructure services during the term of the amended agreement. The remaining non-cancelable purchase commitments under the agreement prior to the January 2023 Amendment, the aggregate amount of which was $732.0 million as of January 31, 2023, is not reflected in the table above as the Company is no longer required to fulfill such commitments.

401(k) Plan—The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for each of the fiscal years ended January 31, 2023, 2022, and 2021.

Legal Matters—The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows.

Letters of Credit—As of January 31, 2023, the Company had a total of $16.8 million in cash collateralized letters of credit outstanding, substantially in favor of certain landlords for the Company's leased facilities. These letters of credit renew annually and expire at various dates through fiscal 2033.

Indemnification—The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company's officers, non-employee directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party for claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims due to the Company's activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company's limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. For each of the fiscal years ended January 31, 2023, 2022, and 2021, losses recorded in the consolidated statements of operations in connection with the indemnification provisions were not material.

11. Redeemable Convertible Preferred Stock

Upon completion of its IPO in September 2020, as further discussed in Note 12, all shares of the Company's redeemable convertible preferred stock outstanding, totaling 182.3 million, were automatically converted into an equivalent number of shares of Class B common stock on one-to-one basis and their carrying value of $1.4 billion was reclassified into stockholders' equity. As of January 31, 2023 and 2022, there were no shares of redeemable convertible preferred stock issued and outstanding.

12. Equity

Initial Public Offering and Private Placements—In September 2020, the Company completed its IPO, in which the Company issued and sold 32.2 million shares of its Class A common stock at $120.00 per share, including 4.2 million shares issued upon the exercise of the underwriters' option to purchase additional shares. The Company received net proceeds of $3.7 billion after deducting underwriting discounts. In connection with the IPO:

- all 182.3 million shares of the Company's outstanding redeemable convertible preferred stock automatically converted into an equivalent number of shares of Class B common stock on a one-to-one basis; and

- Salesforce Ventures LLC and Berkshire Hathaway Inc. each purchased 2.1 million shares of the Company's Class A common stock at $120.00 per share in concurrent private placements that closed immediately subsequent to the closing of the IPO. The Company received aggregate proceeds of $500.0 million in these concurrent private placements and did not pay underwriting discounts with respect to the shares of Class A common stock that were sold in these private placements.

Prior to the IPO, deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to the IPO, were capitalized in other assets on the consolidated balance sheets. These deferred offering costs, net of reimbursement received from the underwriters upon completion of the IPO, were not material.

Preferred Stock—In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 200.0 million shares of undesignated preferred stock with a par value of $0.0001 per share and with rights and preferences, including voting rights, designated from time to time by the board of directors.

Common Stock and Elimination of Dual-Class Structure—The Company has two classes of common stock authorized: Class A common stock and Class B common stock. In connection with the IPO, the Company's amended and restated certificate of incorporation authorized the issuance of 2.5 billion shares of Class A common stock and 355.0 million shares of Class B common stock. On March 1, 2021, all 169.5 million shares of the Company's then-outstanding Class B common stock, par value $0.0001 per share, were automatically converted into the same number of shares of Class A common stock, par value $0.0001 per share, pursuant to the terms of the Company's amended and restated certificate of incorporation. No additional shares of Class B common stock will be issued following such conversion.

The shares of Class A common stock and Class B common stock were identical prior to the conversion, except with respect to voting, converting, and transfer rights. Prior to the conversion, each share of Class B common stock was entitled to cast ten votes per share on any matter submitted to a vote of the Company's stockholders. As a result of the conversion, all former holders of shares of Class B common stock are now holders of shares of Class A common stock, which is entitled to only one vote per share on all matters subject to a stockholder vote. Class A and Class B common stock are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise indicated. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors.

Prior to the conversion, shares of Class B common stock were convertible to Class A common stock at any time at the option of the stockholder, and shares of Class B common stock would automatically convert to Class A common stock upon the following: (i) sale or transfer of such share of Class B common stock; (ii) the death of the Class B common stockholder (or nine months after the date of death if the stockholder is one of the Company's founders); and (iii) on the final conversion date, defined as the earlier to occur following an IPO of (a) the first trading day on or after the date on which the outstanding shares of Class B common stock represented less than 10% of the then outstanding Class A and Class B common stock; (b) September 15, 2027, which is the seventh anniversary of the effectiveness of the registration statement filed in connection with the IPO; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.

In addition, on March 3, 2021, the Company filed a certificate with the Secretary of State of the State of Delaware effecting the retirement of the shares of Class B common stock that were issued but no longer outstanding following the conversion. Upon the effectiveness of the certificate, the Company's total number of authorized shares of capital stock was reduced by the retirement of 169.5 million shares of Class B common stock.

The Company had reserved shares of common stock for future issuance as follows (in thousands):

	January 31, 2023	January 31, 2022
2012 Equity Incentive Plan:		
Options outstanding	35,212	42,043
Restricted stock units outstanding	2,521	4,530
2020 Equity Incentive Plan:		
Options outstanding	642	—
Restricted stock units outstanding	13,039	5,082
Shares available for future grants	52,989	45,446
2020 Employee Stock Purchase Plan:		
Shares available for future grants	11,046	8,209
Total shares of common stock reserved for future issuance	115,449	105,310

In February 2020, certain third parties unaffiliated with the Company commenced an offer to purchase existing outstanding shares of the Company's Class B common stock from certain equity holders at a price of $38.77 per share. The Company was not a party to this transaction. The transaction was completed in March 2020, and an aggregate of 8.6 million shares of the Company's Class B common stock were transferred to these third parties.

Equity Incentive Plans—In 2012, the Company's board of directors approved the adoption of the 2012 Equity Incentive Plan (2012 Plan). The 2012 Plan provides for the grant of stock-based awards to employees, non-employee directors, and other service providers of the Company. The 2012 Plan was terminated in September 2020 in connection with the IPO but continues to govern the terms of outstanding awards that were granted prior to the termination of the 2012 Plan. No further stock-based awards will be granted under the 2012 Plan. With the establishment of the 2020 Equity Incentive Plan (2020 Plan) as further discussed below, upon the expiration, forfeiture, cancellation, or reacquisition of any shares of common stock underlying outstanding stock-based awards granted under the 2012 Plan, an equal number of shares of Class A common stock will become available for grant under the 2020 Plan. On March 1, 2021, all shares of the Company's then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock. As a result of this conversion, options and RSUs that were previously denominated in shares of Class B common stock and issued under the 2012 Plan remained unchanged, except that they represent the right to receive shares of Class A common stock.

In September 2020, the Company's board of directors adopted, and its stockholders approved, the 2020 Plan, which became effective in connection with the IPO. The 2020 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of equity compensation (collectively, equity awards). A total of 34.1 million shares of the Company's Class A common stock have been reserved for issuance under the 2020 Plan in addition to (i) any annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under the 2020 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under the 2012 Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 78.8 million. On February 1, 2022, the shares available for future grants under the 2020 Plan were automatically increased by 15.6 million shares pursuant to the provision described in the preceding sentence.

In September 2020, the Company's board of directors adopted, and its stockholders approved, the 2020 Employee Stock Purchase Plan (2020 ESPP), which became effective in connection with the IPO. The 2020 ESPP authorizes the issuance of shares of common stock pursuant to purchase rights granted to employees. A total of 5.7 million shares of the Company's Class A common stock have been reserved for future issuance under the 2020 ESPP, in addition to any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under the 2020 ESPP. On February 1, 2022, the shares available for future grants under the 2020 ESPP were automatically increased by 3.1 million shares pursuant to the provision described in the preceding sentence. The price at which Class A common stock is purchased under the 2020 ESPP is equal to 85% of the fair market value of a share of the Company's Class A common stock on the first or last day of the offering period, whichever is lower. Offering periods are generally six months long and begin on March 15 and September 15 of each year, except for the first two offering periods. The initial offering period began on September 15, 2020 and ended on February 26, 2021. The second offering period began on March 1, 2021 and ended on September 14, 2021.

Stock Options—Stock options granted under the 2012 Plan and the 2020 Plan (collectively, the Plans) generally vest based on continued service over four years and expire ten years from the date of grant. Certain stock options granted under the 2012 Plan are exercisable at any time following the date of grant and expire ten years from the date of grant.

A summary of stock option activity and activity regarding shares available for grant under the Plans during the fiscal years ended January 31, 2023, 2022, and 2021 is as follows:

	Shares Available for Grant (in thousands)	Number of Options Outstanding (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance—January 31, 2020	412	80,903	$ 6.21	8.6	$ 1,546,313
Shares authorized	54,970	—			
Shares ceased to be available for issuance under the 2012 Plan	(15,696)	—			
Options granted	(877)	877	$ 34.83		
Options exercised	—	(13,799)	$ 3.90		
Options canceled	3,406	(3,406)	$ 7.04		
Repurchase of unvested common stock	40	—			
RSUs granted	(9,553)	—			
RSUs forfeited	168	—			
Balance—January 31, 2021	32,870	64,575	$ 7.04	7.7	$ 17,138,896
Shares authorized	14,397	—			
Options exercised	—	(20,903)	$ 6.08		
Options canceled	1,629	(1,629)	$ 6.80		
RSUs granted	(4,026)	—			
RSUs forfeited	576	—			
Balance—January 31, 2022	45,446	42,043	$ 7.53	6.9	$ 11,283,299
Shares authorized	15,619	—			
Options granted	(642)	642	$ 207.56		
Options exercised	—	(6,118)	$ 6.50		
Options canceled	713	(713)	$ 8.02		
RSUs granted	(10,788)	—			
Shares withheld related to net share settlement of RSUs	1,149	—			
RSUs forfeited	1,492	—			
Balance—January 31, 2023	52,989	35,854	$ 11.27	5.9	$ 5,237,549
Vested and exercisable as of January 31, 2023		30,261	$ 8.20	5.8	$ 4,492,574

No options were granted during the fiscal year ended January 31, 2022. The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2023 and 2021 was $101.66 and $22.67, respectively. The intrinsic value of options exercised during the fiscal years ended January 31, 2023, 2022, and 2021 was $1.0 billion, $5.7 billion, and $2.0 billion, respectively. The aggregate grant-date fair value of options that vested during the fiscal years ended January 31, 2023, 2022, and 2021 was $79.1 million, $81.0 million, and $90.9 million, respectively.

Early Exercised Stock Options—Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded in other liabilities on the consolidated balance sheets. The shares issued upon the early exercise of these unvested stock option awards, which are reflected as exercises in the stock option activity table above, are considered to be legally issued and outstanding on the date of exercise. Upon termination of service, the Company may repurchase unvested shares acquired through the early exercise of stock options at a price equal to the price per share paid upon the exercise of such options. Shares subject to repurchase as a result of early exercised options were not material as of each January 31, 2023 and 2022.

RSUs—In March 2020, the Company began granting more RSUs than options to its employees and non-employee directors. RSUs granted prior to the IPO had both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company's common stock or (ii) immediately prior to the closing of a change in control of the Company. Both events were not deemed probable until consummated, and therefore, stock-based compensation related to these RSUs remained unrecognized prior to the effectiveness of the IPO. Upon the effectiveness of the IPO in September 2020, the performance-based vesting condition was satisfied, and therefore, the Company recognized cumulative stock-based compensation of $55.5 million using the accelerated attribution method for the portion of the RSU awards for which the service-based vesting condition has been fully or partially satisfied. RSUs granted after the IPO do not contain the performance-based vesting condition described above, and the related stock-based compensation is recognized on a straight-line basis over the requisite service period.

A summary of RSU activity during the fiscal years ended January 31, 2023, 2022, and 2021 is as follows:

	Number of Shares (in thousands)		Weighted-Average Grant Date Fair Value per Share
Unvested Balance—January 31, 2020	—	$	—
Granted	9,553	$	123.71
Vested	(37)	$	50.71
Forfeited	(168)	$	64.13
Unvested Balance—January 31, 2021	9,348	$	125.06
Granted	4,026	$	250.46
Vested	(3,186)	$	109.44
Forfeited	(576)	$	169.74
Unvested Balance—January 31, 2022	9,612	$	180.08
Granted	10,788	$	180.65
Vested	(3,348)	$	165.30
Forfeited	(1,492)	$	206.02
Unvested Balance—January 31, 2023	15,560	$	181.17

Restricted Common Stock—Restricted common stock is not deemed to be outstanding for accounting purposes until it vests.

From time to time, the Company has granted restricted common stock outside of the Plans. A summary of restricted common stock activity outside of the Plans during the fiscal years ended January 31, 2023, 2022, and 2021 is as follows:

	Outside of the Plans		
	Number of Shares (in thousands)		Weighted-Average Grant Date Fair Value per Share
Unvested Balance—January 31, 2020	1,604	$	2.06
Vested	(862)	$	2.03
Unvested Balance—January 31, 2021	742	$	2.11
Vested	(362)	$	2.10
Unvested Balance—January 31, 2022	380	$	2.11
Granted	409	$	229.13
Vested	(361)	$	2.10
Unvested Balance—January 31, 2023	428	$	219.26

As discussed in Note 7, during the fiscal year ended January 31, 2023, in connection with the Streamlit business combination, the Company issued to Streamlit's three founders a total of 0.4 million shares of the Company's common stock outside of the Plans in exchange for a portion of their Streamlit stock. These shares are subject to vesting agreements pursuant to which the shares will vest over three years, subject to each founder's continued employment with the Company or its affiliates. The $93.7 million fair value of these shares are accounted for as post-combination stock-based compensation over the requisite service period of three years. As of January 31, 2023, all 0.4 million shares remained unvested.

In December 2017, the Company issued 1.3 million shares of restricted common stock outside of the Plans to an employee at $1.59 per share, payable by a promissory note. The promissory note accrued interest at the lower of 2.11% per annum or the maximum interest rate on commercial loans permissible by law and was partially secured by the underlying restricted stock. The promissory note was considered nonrecourse from an accounting standpoint, and therefore the note was not reflected in the consolidated balance sheets and consolidated statements of stockholders' equity (deficit). Rather, the note and the share purchases were accounted for as stock option grants, with the related stock-based compensation measured using the Black-Scholes option-pricing model and recognized over the vesting period of five years. The associated shares are legally outstanding and included in the balance of Class B common stock outstanding in the consolidated financial statements during the periods in which Class B common stock was outstanding and in the balance of Class A common stock outstanding thereafter. None of these shares of restricted common stock were considered vested before the underlying promissory note was repaid. In May and June 2020, the outstanding principal amount and all accrued interest under this promissory note of $2.1 million was repaid, and the 1.3 million shares of restricted common stock were fully vested as of January 31, 2023.

Stock-Based Compensation—The following table summarizes the assumptions used in estimating the fair value of stock options granted to employees and a non-employee director during the fiscal years ended January 31, 2023 and 2021:

	Fiscal Year Ended January 31,	
	2023	2021
Expected term (in years)	6.0	6.0
Expected volatility	50.0%	37.2%
Risk-free interest rate	1.8%	1.0%
Expected dividend yield	—%	—%

No stock options were granted during the fiscal year ended January 31, 2022.

Expected term—For stock options considered to be "plain vanilla" options, the Company estimates the expected term based on the simplified method, which is essentially the weighted average of the vesting period and contractual term, as the Company's historical option exercise experience does not provide a reasonable basis upon which to estimate the expected term.

Expected volatility—Prior to fiscal 2023, the Company performed an analysis of using the average volatility of a peer group of representative public companies with sufficient trading history over the expected term to develop an expected volatility assumption. During the fiscal year ended January 31, 2023, the Company began using the average volatility of its Class A common stock and the stocks of a peer group of representative public companies to develop an expected volatility assumption.

Risk-free interest rate—Risk-free rate is estimated based upon quoted market yields for the United States Treasury debt securities for a term consistent with the expected life of the awards in effect at the time of grant.

Expected dividend yield—Because the Company has never paid and has no intention to pay cash dividends on common stock, the expected dividend yield is zero.

Fair value of underlying common stock—Prior to the completion of the IPO, the board of directors considered numerous objective and subjective factors to determine the fair value of the Company's common stock at each meeting in which awards were approved. The factors considered included, but were not limited to: (i) the results of contemporaneous independent third-party valuations of the Company's common stock; (ii) the prices, rights, preferences, and privileges of the Company's redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company's common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company's shares. Since the completion of the IPO, the fair value of the Company's common stock is determined by the closing price, on the date of grant, of its common stock, which is traded on the New York Stock Exchange.

The following table summarizes the assumptions used in estimating the fair value of employee stock purchase rights granted under the 2020 ESPP during the fiscal years ended January 31, 2023, 2022, and 2021:

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Expected term (in years)	0.5	0.5	0.5
Expected volatility	58.9% - 74.8%	37.3% - 49.5%	60.1%
Risk-free interest rate	0.9% - 3.8%	0.1%	0.1%
Expected dividend yield	—%	—%	—%

Stock-based compensation included in the consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Cost of revenue	$ 106,302	$ 87,336	$ 33,642
Sales and marketing	246,811	185,970	97,879
Research and development	407,524	232,867	99,223
General and administrative	100,896	98,922	70,697
Stock-based compensation, net of amounts capitalized	861,533	605,095	301,441
Capitalized stock-based compensation	29,417	24,174	2,072
Total stock-based compensation	$ 890,950	$ 629,269	$ 303,513

As of January 31, 2023, total compensation cost related to unvested equity awards not yet recognized was $2.4 billion, which will be recognized over a weighted-average period of 2.9 years.

13. Income Taxes

The components of loss before income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
U.S.	$ (851,538)	$ (717,208)	$ (544,700)
Foreign	35,545	40,248	7,660
Loss before income taxes	$ (815,993)	$ (676,960)	$ (537,040)

The provision for (benefit from) income taxes consists of the following (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Current provision:			
State	$ 626	$ 288	$ 704
Foreign	7,571	3,417	1,388
Deferred benefit:			
Federal	(21,647)	—	(28)
State	(4,410)	—	(2)
Foreign	(607)	(717)	—
Provision for (benefit from) income taxes	$ (18,467)	$ 2,988	$ 2,062

The effective income tax rate differs from the federal statutory income tax rate applied to the loss before income taxes due to the following (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Income tax benefit computed at federal statutory rate	$ (171,359)	$ (142,162)	$ (112,778)
State taxes, net of federal benefit	14,948	35,360	14,818
Research and development credits	(58,136)	(142,544)	(56,633)
Stock-based compensation	(71,295)	(898,234)	(246,363)
Change in valuation allowance	213,532	1,159,276	391,659
IRC Section 59A waived deductions	49,476	—	—
Other	4,367	(8,708)	11,359
Provision for (benefit from) income taxes	$ (18,467)	$ 2,988	$ 2,062

A valuation allowance has been recognized to offset the Company's deferred tax assets, as necessary, by the amount of any tax benefits that, based on evidence, are not expected to be realized. As of January 31, 2023 and 2022, the Company believes it is more likely than not that its U.S. and U.K. deferred tax assets will not be fully realizable and continues to maintain a full valuation allowance against these net deferred tax assets.

Significant components of the Company's deferred tax assets and deferred tax liabilities are shown below (in thousands):

	January 31, 2023	January 31, 2022
Deferred tax assets:		
Net operating losses carryforwards	$ 1,567,135	$ 1,522,969
Tax credit carryforwards	274,690	215,934
Capitalized research and development	147,328	—
Stock-based compensation	123,408	88,743
Operating lease liabilities	55,079	48,682
Net unrealized losses on strategic investments	5,669	—
Other	46,361	79,141
Total deferred tax assets	2,219,670	1,955,469
Less: valuation allowance	(2,100,594)	(1,858,730)
Net deferred tax assets	119,076	96,739
Deferred tax liabilities:		
Deferred commissions	(31,940)	(28,368)
Intangible assets	(39,426)	(15,692)
Operating lease right-of-use assets	(53,829)	(48,307)
Net unrealized gains on strategic investments	—	(6,399)
Other	(2,358)	—
Total deferred tax liabilities	(127,553)	(98,766)
Net deferred tax liabilities	$ (8,477)	$ (2,027)

The valuation allowance was $2.1 billion and $1.9 billion as of January 31, 2023 and 2022, respectively, primarily relating to U.S. federal and state net operating loss carryforwards and tax credit carryforwards. The valuation allowance increased $241.9 million during the fiscal year ended January 31, 2023, primarily due to increased U.S. federal and state net operating loss carryforwards, tax credit carryforwards, capitalized research and development, and stock-based compensation. The valuation allowance increased $1.3 billion and $434.5 million during the fiscal years ended January 31, 2022 and 2021, respectively, primarily due to increased U.S. federal and state net operating loss carryforwards, tax credit carryforwards, deferred revenue, and stock-based compensation.

As of January 31, 2023, the Company had U.S. federal, state, and foreign net operating loss carryforwards of $5.8 billion, $5.1 billion, and $159.0 million, respectively. Of the $5.8 billion U.S. federal net operating loss carryforwards, $5.7 billion may be carried forward indefinitely with utilization limited to 80% of taxable income, and the remaining $0.1 billion will begin to expire in 2032. The state net operating loss carryforwards begin to expire in 2023. Of the $159.0 million foreign net operating loss carryforwards, $150.2 million may be carried forward indefinitely, and the remaining $8.8 million will begin to expire in 2027. As of January 31, 2023, the Company also had federal and state tax credits of $254.5 million and $112.5 million, respectively. The federal tax credit carryforwards will expire beginning in 2032 if not utilized. The state tax credit carryforwards do not expire. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company's foreign subsidiaries as of January 31, 2023 due to the Company's intention to permanently reinvest such earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The following table shows the changes in the gross amount of unrecognized tax benefits (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Beginning balance	$ 57,715	$ 19,349	$ 4,057
Increases based on tax positions during the prior period	1,816	20	35
Increases based on tax positions during the current period	15,649	38,346	15,257
Ending balance	$ 75,180	$ 57,715	$ 19,349

There were no interest and penalties associated with unrecognized income tax benefits for each of the fiscal years ended January 31, 2023, 2022, and 2021.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in various international jurisdictions. Tax years 2012 and forward generally remain open for examination for federal and state tax purposes. Tax years 2017 and forward generally remain open for examination for foreign tax purposes. To the extent utilized in future years' tax returns, net operating loss carryforwards at January 31, 2023 and 2022 will remain subject to examination until the respective tax year is closed.

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the Inflation Act) into law. The Inflation Act contains certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations and an excise tax of 1% on share repurchases. The Company is currently evaluating the various provisions of the Inflation Act and does not anticipate the impact, if any, will be material to the Company, including in connection with the Company's stock repurchase program.

14. Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share attributable to Snowflake Inc. Class A and Class B common stockholders (in thousands, except per share data):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Numerator:			
Net loss	$ (797,526)	$ (679,948)	$ (539,102)
Less: net loss attributable to noncontrolling interest	(821)	—	—
Net loss attributable to Snowflake Inc. Class A and Class B common stockholders	$ (796,705)	$ (679,948)	$ (539,102)
Denominator:			
Weighted-average shares used in computing net loss per share attributable to Snowflake Inc. Class A and Class B common stockholders—basic and diluted	318,730	300,273	141,613
Net loss per share attributable to Snowflake Inc. Class A and Class B common stockholders—basic and diluted	$ (2.50)	$ (2.26)	$ (3.81)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to Snowflake Inc. Class A and Class B common stockholders for the periods presented because the impact of including them would have been anti-dilutive (in thousands):

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Stock options	35,854	42,043	64,575
RSUs	15,560	9,612	9,349
Unvested restricted common stock and early exercised stock options	446	426	988
Employee stock purchase rights under the 2020 ESPP	265	116	214
Total	52,125	52,197	75,126

15. Related Party Transactions

In December 2020, as a minority investor, the Company made a strategic investment of approximately $20.0 million by purchasing non-marketable equity securities issued by a privately-held company (the Strategic Investee), which is partially owned by two of the holders of more than 5% of the Company's capital stock as of the time of investment, and two members of the Company's board of directors are also members of the board directors of this privately-held company. In addition, the Company has entered into immaterial customer agreements and vendor contracts with the Strategic Investee since fiscal 2016 and fiscal 2018, respectively. In November 2021, the Strategic Investee raised additional funding in an orderly transaction, at which time it was no longer considered a related party of the Company.

16. Subsequent Events

Business Combinations

On February 10, 2023, the Company acquired (i) all outstanding stock of Mountain US Corporation (f/k/a Mobilize.net Corporation), a privately-held company which provides a premier suite of tools for efficiently migrating databases to the Data Cloud, for approximately $67 million in cash, net of cash and cash equivalents acquired, and (ii) all outstanding stock of LeapYear Technologies, Inc., a privately-held company which provides a differential privacy platform, for approximately $59 million in cash, net of cash and restricted cash acquired. The Company is currently evaluating the purchase price allocation for these transactions.

Stock Repurchase Program

In February 2023, the Company's board of directors authorized a stock repurchase program of up to $2.0 billion of its outstanding common stock. Repurchases may be effected, from time to time, either on the open market (including via pre-set trading plans), in privately negotiated transactions, or through other transactions in accordance with applicable securities laws. The program is funded using the Company's working capital and will expire in March 2025.

The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate the Company to acquire any particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at the Company's discretion.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act) as of January 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of January 31, 2023 based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of January 31, 2023. The effectiveness of our internal control over financial reporting as of January 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

We maintain a Global Code of Conduct and Ethics that applies to all our employees, officers, contractors, and directors, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Global Code of Conduct and Ethics is posted on our website at www.investors.snowflake.com under "Governance". We intend to disclose on our website any future amendments of our Global Code of Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Global Code of Conduct and Ethics.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2023.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Annual Report on Form 10-K:

a. *Consolidated Financial Statements*

The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

b. *Financial Statement Schedules*

The financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

c. *Exhibits*

The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of Snowflake Inc.	8-K	001-39504	3.1	9/18/2020	
3.2	Amended and Restated Bylaws of Snowflake Inc.	S-1/A	333-248280	3.4	9/8/2020	
3.3	Certificate of Retirement.	8-K	001-39504	3.1	3/3/2021	
4.1	Form of Class A Common Stock Certificate.	S-1/A	333-248280	4.1	9/8/2020	
4.2	Amended and Restated Investor Rights Agreement by and among Snowflake Inc. and certain holders of its capital stock, dated February 7, 2020, as amended.	S-1/A	333-248280	10.1	9/8/2020	
4.3	Description of Securities.	10-K	001-39504	4.3	3/30/2022	
10.1	Snowflake Inc. 2012 Equity Incentive Plan.	S-1	333-248280	10.3	8/24/2020	
10.2	Forms of Option Agreement, Stock Option Grant Notice, and Notice of Exercise under 2012 Equity Incentive Plan.	S-1	333-248280	10.4	8/24/2020	
10.3	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2012 Equity Incentive Plan.	S-1	333-248280	10.5	8/24/2020	
10.4	Snowflake Inc. 2020 Equity Incentive Plan.	S-1/A	333-248280	10.6	9/8/2020	
10.5	Forms of Notice of Stock Option Grant, Global Stock Option Agreement, and Exercise Notice under 2020 Equity Incentive Plan.					X
10.6	Form of Restricted Stock Unit Award Agreement under 2020 Equity Incentive Plan.					X
10.7	Snowflake Inc. 2020 Employee Stock Purchase Plan.	S-1/A	333-248280	10.9	9/8/2020	
10.8	Form of Indemnification Agreement entered into by and between Snowflake and each director and executive officer.	S-1	333-248280	10.10	8/24/2020	
10.9	Offer Letter by and between Snowflake and Frank Slootman, dated April 26, 2019.	S-1	333-248280	10.11	8/24/2020	
10.10	Offer Letter by and between Snowflake and Michael P. Scarpelli, dated April 29, 2019.	S-1	333-248280	10.12	8/24/2020	
10.11	Confirmatory Offer Letter by and between Snowflake Inc. and Benoit Dageville, dated August 21, 2020.	S-1	333-248280	10.13	8/24/2020	
10.12	Confirmatory Offer Letter by and between Snowflake Inc. and Christopher W. Degnan, dated August 21, 2020.	S-1	333-248280	10.14	8/24/2020	
10.13	Non-Employee Director Compensation Policy.					X

10.14	Severance and Change in Control Plan and related participation agreement.	S-1	333-248280	10.18	8/24/2020		
10.15	Cash Incentive Bonus Plan.	S-1	333-248280	10.19	8/24/2020		
10.16	Common Stock Purchase Agreement by and among Snowflake Inc., salesforce.com, inc., and Salesforce Ventures LLC, dated as of September 5, 2020.	S-1/A	333-248280	10.20	9/8/2020		
10.17	Common Stock Purchase Agreement by and among Snowflake Inc. and Berkshire Hathaway Inc., dated as of September 7, 2020.	S-1/A	333-248280	10.21	9/8/2020		
21.1	List of Subsidiaries of Snowflake Inc.					X	
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X	
24.1	Power of Attorney (included on signature page).					X	
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X	
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X	
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X	
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					X	
101.SCH	XBRL Taxonomy Extension Schema Document.					X	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X	
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101).					X	

* The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2023

**SNOWFLAKE INC.**

By:	/s/ Frank Slootman
Name:	Frank Slootman
Title:	Chief Executive Officer and Chairman
	(Principal Executive Officer)

By:	/s/ Michael P. Scarpelli
Name:	Michael P. Scarpelli
Title:	Chief Financial Officer
	(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Frank Slootman and Michael P. Scarpelli, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Frank Slootman Frank Slootman	Chief Executive Officer and Director (*Principal Executive Officer*)	March 29, 2023
/s/ Michael P. Scarpelli Michael P. Scarpelli	Chief Financial Officer (*Principal Financial and Accounting Officer*)	March 29, 2023
/s/ Benoit Dageville Benoit Dageville	Director	March 29, 2023
/s/ Teresa Briggs Teresa Briggs	Director	March 29, 2023
/s/ Jeremy Burton Jeremy Burton	Director	March 29, 2023
/s/ Carl M. Eschenbach Carl M. Eschenbach	Director	March 29, 2023
/s/ Mark S. Garrett Mark S. Garrett	Director	March 29, 2023
/s/ Kelly A. Kramer Kelly A. Kramer	Director	March 29, 2023
/s/ John D. McMahon John D. McMahon	Director	March 29, 2023
/s/ Michael L. Speiser Michael L. Speiser	Director	March 29, 2023
/s/ Jayshree V. Ullal Jayshree V. Ullal	Director	March 29, 2023

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